Engaging.
Inspiring.
Igniting.
Education.



Captar.
Inspirar.
Encender.
Educar.

05055050

MAY 1 1 2005
1086





Eveillez.
Inspirez.
Passionnez.
Formez.

興味
感激
向上
教育



PROCESSED
MAY 1 8 2005
THOMSON
FINANCIAL


„Wir ziehen den
Zahn, der locker
sitzt. Hier ist mein
Plan, er ist gewitzt."



ANNUAL REPORT 2004



Fellow Stockholders:

LeapFrog is, first and foremost, an educational products company. We are driven by our passion to be the most effective brand for quality, technology-based educational products in the home, school and work for all ages around the world. This mission permeates the entire company and clearly distinguishes us from the toy, entertainment and publishing companies that do not have proven educational pedagogy at the heart of all of their products.

Sound educational principles are at the core of our values. All of our content and curriculum is based on a proprietary method of learning, created by our in-house educational experts with the assistance of our prestigious Education Advisory Board. This method identifies what children need to learn and when and how they best learn it. Our content is aligned with state and national education standards, often mirroring what needs to be learned in the classroom at the different grade levels. This is true for all of our products, whether it is school curriculum and supplemental materials distributed through the school market, or our consumer products distributed at retail.

While 2004 was a difficult and challenging year, we also made significant progress toward fulfilling our mission. In 2005, we celebrate our 10th anniversary, and we have already established our brands and products as the premier educational products company focused on children from birth through grade school:

- We continue to be the innovation leader in the educational products market. For example, in 2005, we will introduce our groundbreaking Fly pentop computer and will expand our presence in the screen-based learning field with our new Leapster L-Max platform.
- The efficacy of our product has been validated by education professionals, and our SchoolHouse products are now in use by over 60,000 teachers in the United States. Our SchoolHouse division achieved over $55 million in net sales in 2004 from virtually nothing five years ago, produced an operating profit, and is the fastest growing supplemental education company in the market.[1]
- We have enjoyed incredible growth around the world. Our international consumer business, which was only 6% of our total sales in 2000, is now a $153 million business, representing 24% of our total net sales. We have products in six languages in over 25 countries around the world. In the United Kingdom our net sales grew 74% and we have been recognized as "Toy Company of the Year." In Canada, 18 of the 20 best-selling preschool electronic learning products carry the LeapFrog name.[2]
- Our LeapPad learning system is loved by millions. With the over three million LeapPad platforms sold in 2004, we now have an installed base of approximately 17 million platforms and over 50 million books in schools and homes around the world. The LeapPad family of products continues to be an important product line to our retailer partners.
- Parents and grandparents immediately recognize our ability to create high quality, proven educational products. This is why we have a 63% market share of the Electronic Learning segment of the market.[3] We also have great brand recognition, with 98% and 79% aided and unaided brand awareness[4] among parents of 0 to 11 year-old children.

We take equal satisfaction from the enthusiastic comments we receive every day from parents, grandparents, and children. The affection for our products goes beyond a simple recognition for what we create, and instead reflects a real appreciation for how we help young children learn and grow. We make it a point to talk to our consumers and we continually receive e-mails and letters from parents that share their feelings with us. For example:

1 GEMOS report
2 Source: ACNielsen, ToyTrack, Item Rank based on ACNielsen Releasable Items, National Total Infant Toys IPS, Latest 52 Weeks Ending Dec. 25, 2004, Shared to: TL Infant Toys IPS
3 NPD Toy Industry Insights - Annual 2004
4 January 2005 Company survey

"My six-year old daughter, Libby, has had her LeapPad for about two years and it continues to be one of her favorite toys. She especially loves taking it on long trips, where she can use the map page to show us how we're getting there. It has helped her reading skills tremendously as well, but to her it's simply FUN!"
— Chris K. Cleveland, Ohio.

"I teach kindergarten and my partner teacher and I have seen a trend within the last two years. The children who use the LeapPad learning system have an advantage over their peers ...these children are able to master our kindergarten assessment at a faster rate than their peers. It is such a wonderful tool that I went out and bought one for my own children. As a parent and a teacher, I love all LeapFrog products.... Thank you for making learning fun!"
— Jana B. Olympia, Washington.

As with any company that has the degree of success that we have had in such a short time, there will be growing pains, and 2004 was a disappointing year for us. After a number of years of incredible growth and success, our 2004 net sales declined 6%, and we reported a loss of $0.11 per share.

The decline in our financial performance can be traced entirely to our U. S. consumer business. We had lower sales of our more established platforms and related software, primarily the LeapPad family of products. Nonetheless, we still see this educational platform as an exciting and viable business, parents still recognize it as a great educational tool and children know that it is fun. Also, we are seeing the growing popularity of our screen-based Leapster handheld and of our younger-aged focused LittleTouch platform, each of which have achieved great acceptance by parents and children.

Our rapid growth had also outpaced our ability to establish superior internal operational capabilities. We have experienced problems with our supply chain, our information technology systems and other business processes in the company. This has hurt our margins, and possibly caused us to have some lost sales. Although we believe that many of these problems are behind us, we know that we have many improvements to make, and improving our operational infrastructure and processes will be a major area of focus for us in 2005.

The U.S. Consumer segment performance and operational difficulties masked the continued strong performance in our International and SchoolHouse businesses, both of which performed well. In 2004, our International Segment net sales were up 59% and our SchoolHouse net sales were up 47%. We see this as a strong validation of our business model and evidence of the progress we have made over the last several years.

Our plans going forward are built on the educational foundation of LeapFrog and the knowledge and commitment that we can and must improve our financial performance. For that reason, the entire management team is focused on a three-prong plan:

1. Restore profitability;
2. Strengthen our infrastructure and business processes; and
3. Generate growth.

<u>Restore Profitability.</u> Our cost base has grown rapidly as our sales have increased and our operations have expanded. We struggled to keep up with the growth of our business and often simply added more people to address administrative and operational issues instead of implementing efficient, scalable processes and infrastructure. This put our cost structure out of balance and resulted in reduced profitability for the company. For that reason, we recently restructured our workforce by eliminating over 180 full-time and temporary employees in the U.S. Consumer and International segments. We expect headcount increases in the SchoolHouse division to partially offset these reductions.

In addition to the cost reductions, we have also embarked on a deliberate strategy to better leverage our assets and investments to improve returns. This includes leveraging technology across products and platforms; utilizing our content assets and development tools across divisions; and realizing the global potential of the products from the outset of our product development planning cycle to minimize development costs and to maximize sales and profitability.

Strengthen Our Infrastructure and Business Processes. Fixing the operational troubles we have experienced, especially in our supply chain, is a top priority. In response, we have hired a new head of supply chain and operations to improve our manufacturing and distribution planning and execution.

In addition, we are installing new planning processes, collaborative team management practices, performance management tools, improved forecasting, and stronger human resource management practices.

Each of the above requires a much better use of information systems, and therefore we have recently hired a new Chief Information Officer to help re-engineer and improve our IT systems performance. We have also hired a new Chief Financial Officer to further strengthen our business processes and financial discipline.

Generate Growth. We are a company with the good fortune of having an abundance of exciting growth opportunities. For example:

- We are developing new technology platforms for 2005 and beyond that will be successful in the markets at profit margins that are greater than our current margins.
- Internationally, we will focus on the markets in which we have been able to build our brand, and further penetrate these consumer markets with high margin products.
- Our SchoolHouse division continues to be a very strong emerging business for us, and we expect to continue to invest in the business through organic growth and, where appropriate, through strategic transactions.
- We are excited about the upcoming launch of our new Fly pentop computer, which targets the important "tween" (i.e., middle school) age group. This is a segment of the consumer market that we have not focused on in the past.
- Also in Fall 2005, we are extending the product line for our Leapster system, our latest technology platform, by launching the Leapster L-MAX system, which allows a child to have both a portable as well as a connected-to-TV educational experience. It is our first entry into television-based entertainment and education platforms.

In summary, as a ten-year old company, we are pleased with the progress we have made. In a relatively short period of time, we have created one of the world's leading education brands, with a reach that extends into home and school, in the United States and around the world. We have accomplished this by having a relentless focus on our core mission and values.

2004 was a difficult year. Nonetheless, we understand what we need to do to turn things around, and we are taking aggressive actions this year. All of our resources are directed toward a very specific set of actions that will restore profitability, improve our internal capabilities and build exciting growth educational product.

We look forward to 2005 and sharing our progress with you.

Respectfully,

Tom Kalinske
Chief Executive Officer

Steven Fink
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _____ to _____

Commission file number 001-31396

LEAPFROG ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**95-4652013**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

6401 Hollis Street, Suite 150
Emeryville, CA 94608
(Address of principal executive offices)

(510) 420-5000
(Registrant's telephone number, including area code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 11 2005
WASH. D.C. 202

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). ☒ Yes ☐ No

The aggregate market value of the common equity held by non-affiliates of the registrant calculated using the market price as of the close of business on June 30, 2004 was approximately $541,900,000. Shares of common stock held by each current executive officer and director and by each person who is known by the registrant to own 5% or more of the outstanding voting power of the registrant's common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. Share ownership information of certain persons known by the registrant to own greater than 5% of the outstanding common stock for purposes of the preceding calculation is based solely on information on Schedule 13G filed with the Commission and is as of June 30, 2004. This determination of affiliate status is not a conclusive determination for other purposes.

The number of shares of Class A common stock and Class B common stock, outstanding as of March 1, 2005 was 33,817,080 and 27,614,263, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference in Part III of this report on Form 10-K portions of its definitive Proxy Statement for the Annual Meeting of Stockholders, to be filed by April 30, 2005.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This report on Form 10-K, including the sections entitled "Item 1. Business," and "Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors That May Affect Our Results and Stock Price" in Item 7 of this Form 10-K and those found elsewhere in this Form 10-K. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate" "predict," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

TRADEMARKS AND SERVICE MARKS

"LeapFrog," "LeapPad," "Alphabet Pal," "Hug & Learn," "Imagination Desk," "iQuest," "Language First!," "Leap," "Leap's Pond," "LeapStart," "LeapTrack," "Learning Something New Every Day," "NearTouch," "Odyssey," "Quantum LeapPad," "Turbo Twist," the green GO circle and the Bouncing Frog Logo are our registered trademarks or our service marks. "Baby Tad," "Fly," the Fly Logo, "Fridge Phonics," the LeapFrog Logo, the LeapFrog SchoolHouse design, "LeapFrog SchoolHouse," "LeapDesk," "LeapMat," "LeapPort," "Leapster," "Leapster L-MAX," "LittleTouch," "Turbo Extreme," and "Ready, Set, Leap!" are some of our trademarks or our service marks. This report on Form 10-K also includes other trademarks and service marks, as well as trade dress and trade names of ours. Other trademarks in this report on Form 10-K are property of their respective owners.

INDEX

PART I

Item 1. Business

Overview

LeapFrog is a leading designer, developer and marketer of innovative, technology-based educational products and related proprietary content, dedicated to making learning effective and engaging. We currently design our products to help infants and toddlers through high school students learn age- and skill-appropriate subject matter, including phonics, reading, writing, math, spelling, science, geography, history and music. We base our products on sound educational pedagogy under the guidance of our in-house educational experts and our Education Advisory Board. We then use our proprietary technologies and content to make these products interactive and engaging. Our product line includes: (1) learning platforms, which are portable, affordable hardware devices, (2) educational software-based content, such as interactive books and cartridges, specifically designed for use with our learning platforms and (3) stand-alone educational products.

Form 10-K

We serve two markets, the consumer market and the education and training market. When we started our business in 1995, we focused primarily on the U.S. consumer market. This market continues to represent the majority of our sales in 2004, and our products are sold in the U.S. consumer market primarily through national and regional mass-market and specialty retailers. In 2000, we expanded our consumer market to markets outside of the United States. In the last three years, our international consumer sales, as represented by our International segment, have increased from $53.6 million in 2002 to $153.2 million in 2004. To pursue our international strategy, we have established sales offices in the United Kingdom, Canada, Mexico and France to sell to national and international retailers in those regions. We also have relationships with distributors in Spain, Germany, Australia and several other countries.

Our platform products provide us with a large installed base of platforms on which to build continued software content sales. For our flagship LeapPad family of platforms, which includes our LittleTouch LeapPad, My First LeapPad, Classic LeapPad, LeapPad Plus Writing and Quantum LeapPad platforms, we sell a library of interactive content related to those platforms that consists of an audio software cartridge and a corresponding interactive book or activity card. For our Turbo Twist, iQuest and Leapster handhelds, our content comes in software cartridges that slot easily into the platforms.

Users of our interactive content can hear information regarding various academic subjects, read engaging stories or play interactive, educational games. These titles feature our internally developed, branded LeapFrog characters, such as Leap, Lily, Tad and Professor Quigley, while others feature popular licensed characters such as Thomas the Tank Engine, Dora the Explorer, SpongeBob SquarePants, Bob the Builder, Winnie-the-Pooh, Disney Princesses, Scooby-Doo, Dr. Seuss' The Cat in the Hat and characters from the movies such as *Monsters, Inc.*, *The Lion King*, *Toy Story 2*, *Finding Nemo* and *The Incredibles*.

Our product line also includes a variety of stand-alone educational products. These stand-alone products combine our proprietary technologies with a fixed set of content and include our interactive plush toys, our LeapStart learning table and our Fridge Phonics magnetic set products for infants and toddlers and our Explorer interactive globes for older children.

In 1999, we established our Education and Training group. Within this group, our SchoolHouse division focuses on developing supplemental curriculum and assessment programs for pre-kindergarten to 8th grade classrooms and on the sale of new products incorporating our core technologies and specially modified versions of our products to schools, teacher supply stores and educational product catalogs in the United States. LeapFrog SchoolHouse product areas currently include assessment, early literacy, early childhood, reading, language arts, math, English language development and special education. Our SchoolHouse products are research-based products that are tied to state standards, and have been adopted or listed in 17 cities, states and regions, including California, Illinois, Georgia, New York City and Texas. Through our SchoolHouse division, we currently offer exclusively for the school market, more than 200 LeapPad and Quantum LeapPad books, as well as over 450 interactive skill cards, which represent over 6,000 pages of interactive content. Our LeapTrack assessment and instruction system is designed to meet the increasing demands for accountability in schools. The LeapTrack system, which incorporates our LeapPad and Quantum LeapPad platforms, provides teachers with the ability to instantly assess their students, personalize student instruction and continuously monitor student progress relative to state standards. Our Literacy Center program has been adopted and listed as a supplemental early reading curriculum by 11 states and one major metropolitan city. Our comprehensive, research-based pre-kindergarten curriculum, the Ready, Set, Leap! program, meets Head Start standards and was adopted by the Texas State Board of Education. We have also developed and introduced our nine-theme, 36-interactive book English language development program, Language First!, which is designed to build oral language skills for students for whom English is a second language. In addition to these core programs, our SchoolHouse division offers a library of interactive books to be used with our LeapPad and Quantum LeapPad platforms, and which are designed to address challenging issues in classroom instruction.

Our net sales for our three business segments for the years ended December 31, 2004, 2003 and 2002, were as follows:

	Year Ended December 31,			% of Total Company Net Sales		
	2004	2003	2002	2004	2003	2002
	(dollars in millions)					
U.S. Consumer	$431.9	$546.0	$458.0	67%	80%	86%
International	153.2	96.6	53.6	24%	14%	10%
Education and Training	55.2	37.5	20.1	9%	6%	4%
Total Company	**$640.3**	**$680.0**	**$531.8**	**100%**	**100%**	**100%**

For additional discussion of our three business segments, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements—Note 23. Segment Reporting."

We believe that sound educational principles are at the core of the value of our brands and products. All LeapFrog content and curriculum is based on a proprietary method of learning, created by our in-house educational experts with the assistance of our Education Advisory Board, which identifies what children learn and when and how they learn it. Our grade-based content is aligned with state and national education standards, often mirroring what is learned in the classroom.

Our Education Advisory Board

The members of our Education Advisory Board are extensively involved in the research of both education and reading development. As of March 18, 2005, the members of our Education Advisory Board were:

Robert Calfee, Ph.D. Dr. Calfee has chaired our Education Advisory Board since our business started in 1995. He has been a prolific researcher and author in the area of reading and reading development for the past 30 years. Dr. Calfee is presently Distinguished Professor and Dean Emeritus at the School of Education at the University of California, Riverside. He is professor emeritus at Stanford University's School of Education, as well as a member of the board of the Society for Scientific Study of Reading.

Anne Cunningham, Ph.D. Dr. Cunningham is an associate professor of cognition and development at the University of California, Berkeley and the Director of the Joint Doctoral Program in Special Education. She is a past member of the board of the Society for Scientific Study of Reading and the board of directors for American Educational Research Association, Division C.

Alma Flor Ada, Ph.D. Dr. Ada is the Professor Emerita of the Center for Multicultural Literature for Children and Young Adults at the University of San Francisco, where she has been a professor since 1976. She is an expert on bilingual education and was the founder and first editor-in-chief of the *Journal of the National Association for Bilingual Education*, where she has served on the advisory board for over 25 years.

Karen Fuson, Ph.D. Dr. Fuson is a Professor Emeritus at the School of Education and Social Policy at Northwestern University. She is a mathematics educator and cognitive scientist whose work focuses on children's mathematical understanding and the classroom conditions that can facilitate such understanding. Her past work has contributed to the understanding of children's counting and understanding of whole number, fraction and decimal computation.

Ruth Nathan, Ph.D. Dr. Nathan has been employed as our Executive Educational Advisor since June 2003, and she also acts as a Senior Executive Editor for our SchoolHouse division. In addition, Dr. Nathan is a lead instructor at the University of California, Berkeley Extension Reading Certificate Program.

Scott G. Paris, Ph.D. Dr. Paris is a professor in the School of Education and professor and Chair of the Graduate Program in the Department of Psychology at the University of Michigan. He was a founding member of the Center for the Improvement of Early Reading Achievement and served on the board of directors of the National Reading Conference.

P. David Pearson, Ph.D. Dr. Pearson is the Dean of the Graduate School of Education at the University of California, Berkeley and was previously the John A. Hannah Distinguished Professor of Education in the College of Education and the Co-Director of the Center for the Improvement of Early Reading Achievement at Michigan State University, and was Dean of the College of Education and the Co-Director of the Center for the Study of Reading at the University of Illinois, Urbana-Champaign.

Jeni Leta Riley, Ph.D. Dr. Riley is the head of the School of Early Childhood and Primary Education for the Institute of Education, University of London. Dr. Riley received her conferment of title of Reader in Literacy in Primary Education in 2000 and has been active in early childhood literacy development as a teacher, lecturer, examiner and researcher for nearly 30 years.

Keith E. Stanovich, Ph.D. Dr. Stanovich is a professor at the University of Toronto, Department of Human Development and Applied Psychology where he holds the Canada Research Chair in Applied Cognitive Science. Dr. Stanovich has been recognized for his research in reading including being awarded the Distinguished Scientific Contributions Award from the Society for the Scientific Study of Reading in 2000, and the International Reading Association's Albert J. Harris Award in 1988 and 1992, the only two-time winner. He was elected to the Reading Hall of Fame in 1995 by the members of that society.

We implement sound educational principles into our products by leveraging our team of in-house educational experts and our outside Education Advisory Board. The members of our Education Advisory Board actively participate in the design and development of our products by meeting with our creative design team several times each year. Our Education Advisory Board also is an external source of feedback for our creative design team with respect to new products that are in the development stage. We believe that both our in-house experts and outside advisors are critical in the creation of our learning products.

Our Products

We have developed a variety of stand-alone products, learning platforms and a significant library of related content. Our platforms are hardware devices that work with multiple content sets. Our content comes in the form of memory cartridges and, where applicable, related interactive books, magazines and activity cards designed for use with specific platforms. Our stand-alone products combine our proprietary technology with a fixed set of content.

Hardware Platforms and Related Content

LeapPad Family of Platforms

- *LittleTouch LeapPad learning system (ages 6 months to 3 years).* Our LittleTouch LeapPad learning system is designed for infants and toddlers and offers an opportunity for parents to introduce the reading experience and early learning concepts using finger touch-based interactivity.

- *My First LeapPad learning system (ages 3 to 5).* Our My First LeapPad learning system encourages preschoolers to take their first steps toward pre-reading and pre-math skills development. It incorporates the same proprietary NearTouch technology of our LeapPad learning system in a platform designed for younger children.

  Sales of our My First LeapPad platforms and related interactive books accounted for approximately 9% of our total net sales in 2002, approximately 12% of our total net sales in 2003, and approximately 9% of our total net sales in 2004.

- *LeapPad learning system (ages 4 to 8).* Our LeapPad learning system, the first platform of our LeapPad family of platforms, is based on our proprietary NearTouch technology. Since 1999, the LeapPad platform has transformed our LeapPad books into audio-interactive learning devices. When children touch words and pictures with the stylus pen, they receive instant audio feedback that helps them sound out and pronounce words, learn to read and build vocabulary. These experiences also reinforce other fundamental learning concepts. The LeapPad learning system allows children to read and learn at their own pace, using educational games, activities, music and positive feedback. The LeapPad platform is available in English, French, German, Korean, Japanese and Spanish, and is sold in U.S. schools. In 2004, we introduced the LeapPad Plus Microphone version of the LeapPad learning system, which allows children to record their voice and personalize their learning experience.

  The retail LeapPad library was developed with guidance from our educational experts and is designed to help children build skills they need to excel in reading, math, vocabulary, science, music, logic and more.

  Our retail library includes titles featuring our Leap family of characters as well as popular characters like Scooby-Doo, Winnie-the-Pooh and SpongeBob SquarePants, as well as characters from movies such as *Toy Story 2, The Lion King, Monsters, Inc., Finding Nemo, Spider-Man* and *The Incredibles.*

  Our SchoolHouse version of the LeapPad learning system is reinforced for classroom use and comes with an AC adapter and headphones. The SchoolHouse division offers over 450 activity cards and over 200 books for use in schools, which represent over 6,000 pages of interactive content. For more details regarding the LeapPad platform products offered by our SchoolHouse division, see "Item 1. Business.—Our Products—Education and Training (SchoolHouse)."

- *LeapPad Plus Writing learning system (ages 4 to 8).* Our LeapPad Plus Writing learning system adds a new dimension to the original platform by converting the NearTouch-based stylus into a "magic" pencil that can also write on specially designed interactive books. The dual function stylus/pencil can easily be switched between writing mode and non-writing mode. The entire LeapPad library can be used with LeapPad Plus Writing platforms. The LeapPad Plus Writing learning system was launched in Fall 2003 with an exclusive library of writing activity-enabled books.

- *Quantum LeapPad learning system (3rd to 5th grades).* Our Quantum LeapPad learning system incorporates design features intended to appeal to 3rd through 5th grade students. The entire LeapPad library can be used with the Quantum LeapPad platform. The Quantum LeapPad learning system uses our proprietary NearTouch technology as well as a "write-on" feature that allows students to write directly on erasable transparent plastic pages. We believe this added feature makes the Quantum LeapPad system effective for use with more complex math and science concepts. The Quantum LeapPad series of books is developed in conjunction with our educational experts to focus on subjects children are learning in school, such as science, social science, complex reading comprehension, upper level math and the arts.

  Aggregate sales of our LeapPad, LeapPad Plus Writing and Quantum LeapPad platforms, each of which are based on our NearTouch technology and can work together with a significant majority of the same interactive books, together with aggregate sales of the interactive books compatible with these three platforms, accounted for approximately 56% of our total net sales in 2002, approximately 47% of our total net sales in 2003 and approximately 37% of our total net sales in 2004.

Leapster Multimedia Learning System (ages 4 to 8)

The Leapster multimedia learning system is designed to teach kids in the manner in which they like to play. Similar to handheld video game devices, the Leapster handheld allows children to play action-packed learning games with backlit color animation using a multi-directional control pad and a touch-screen enabled by a built-in stylus. In addition, the Leapster content also allows "players" to read electronic books, create works of art and watch interactive videos. Our Leapster software titles include educational games featuring licensed characters such as Disney Princesses, Dora the Explorer, SpongeBob SquarePants, and characters from movies such as *Finding Nemo, The Incredibles* and *Spider-Man*; a digital art title; titles specifically designed for students in kindergarten, 1st grade or 2nd grade; a Junie B. Jones journal title; educational titles focusing on phonics and math; and titles featuring our interactive *The Letter Factory* and *The Talking Words Factory* videos. In Fall 2005, we expect to launch our Leapster L-MAX system, which is our first entry into television-based entertainment and education platforms. The Leapster L-MAX will use many of the software cartridges developed for the original Leapster handheld, and will also offer new Leapster L-MAX software cartridges that have new features designed to offer an enhanced screen-based learning experience.

Sales of our Leapster handhelds and related software titles, which were launched in Fall 2003, accounted for approximately 6% of our total net sales in 2003, and approximately 16% of our total net sales in 2004.

Turbo Twist Handhelds: Turbo Extreme and Turbo Twist Spelling and Math versions (1st through 6th grades)

Our Turbo Twist handhelds let children twist, pound and press the handheld device while they learn spelling, math, social studies and vocabulary. Using our proprietary technology, each Turbo Twist platform self-adjusts as the child answers questions to deliver content appropriate for his or her individual skill level. Each handheld was developed to reinforce the skills and information children learn in school. Each comes pre-loaded with spelling, math, social studies or vocabulary questions. Content cartridges for math, spelling and social studies for 1st through 6th grades are available at retail stores. In 2004, we introduced our Turbo Extreme handheld that is compatible with grade-specific cartridges containing multiple learning categories.

iQuest Interactive Handheld (5th through 8th grades)

Our iQuest interactive handheld was initially created specially to assist children in studying for tests at the middle school level. We have created outlines, review games and tips for over 250 major textbooks used in 5th through 8th grade social studies, science and math classes. Each iQuest handheld comes pre-loaded with a 75,000 word pocket version of the Merriam-Webster dictionary and a cartridge with over 1,000 basic fact questions created in conjunction with The Princeton Review, as well as a program that lets children input addresses and phone numbers. Additional content cartridges are available with test questions from over 250 textbooks used in schools across the United States.

Fly Pentop Computer (3rd through 8th grades)

In January 2005, we announced our newest platform product, the Fly pentop computer. The Fly pentop computer is an optical scanning, audio-enabled digital pen that brings computer interactivity to the pen and paper experience. Using special Fly paper, cards or other materials enabled for the Fly pentop computer, users will be able to get homework help in math or spelling, translate words into other languages, play games with interactive collectible playing cards, compose music and more via real-time audio feedback as they write and draw. Our new Fly platform is designed for the "tween" and teen markets. The Fly pentop computer is scheduled to be available in Fall 2005 at select retailers in North America.

Stand-Alone Products

Our variety of stand-alone educational products are designed primarily for children who are too young to use our platforms effectively. These stand-alone products help develop fine motor skills and color, sound and letter recognition. These products are generally affordable and simpler to localize for foreign markets than our platform and content suites. Some of our more popular stand-alone products include:

- *LeapStart Learning Table*—a learning table designed for infants and toddlers to refine motor skills, introduce letters and numbers and encourage development;
- *Fridge Phonics Magnet Set*—a magnetic letter set designed for preschoolers and kindergarteners that teaches letter names, letter sounds and learning songs; and
- *Explorer Globe*—an interactive, touch-sensitive globe utilizing our NearTouch technology designed for older children and teens that introduces interesting facts about continents, countries, capitals, currency and more.

International Consumer

Our international consumer strategy includes the creation of LeapFrog products in foreign languages as well as marketing English-language products as tools for learning English as a foreign language. As of December 31, 2004, our products had been marketed and sold in six languages and more than 25 countries, including the United Kingdom, Canada, France, Australia, Japan, Germany, Mexico and Spain. We currently sell our My First LeapPad and LeapPad platforms in countries where we have created content for our platforms in the local language. We have created British English content for the U.K. market and have developed a variety of our content in other languages, including French, German, Japanese, Korean and Spanish. We market and sell to international consumer markets local language versions of some of our stand-alone products, including French and Spanish versions of the Discovery Ball, Learning Drum and Learning Table. These stand-alone products, with their limited set of content, are typically easier to localize than our platform and content suites.

We sell our LeapPad platform to the private education market in Japan through our relationship with Benesse Corporation, a supplemental educational materials company, which is currently distributing a co-branded CoCoPad version of our LeapPad platform to preschool to 3rd grade level subscribers of its educational program.

Education and Training (SchoolHouse)

Our SchoolHouse division, part of our Education and Training group, offers supplemental pre-kindergarten through 8th grade school curriculum programs that incorporate our proprietary technology personal learning tools, or PLTs, and research-based instructional principles. Our SchoolHouse division curriculum provides over

200 interactive book titles and over 450 interactive assessment cards, for a total of over 6,000 pages of interactive content. The interactive content includes instruction and assessment for subject areas such as early literacy, early childhood, reading, language arts, math, science, English language development and special education. Our multi-sensory classroom programs include:

- *LeapTrack assessment and instruction system (kindergarten through 5th grade).* Our flagship SchoolHouse product, the LeapTrack assessment and instruction system, is an instructional management system using the LeapPad platform, re-writable flash memory cartridges, a LeapPort cartridge station and a CD-ROM-based computer program to instruct and assess students in kindergarten through 5th grade. Test results are uploaded from the LeapPad platform via the re-writable flash memory cartridge to the management system for immediate scoring and evaluation. These tests correspond to state standards, giving teachers an early opportunity to monitor the performance of their students in subject areas such as reading, math and language arts. Based on each student's individual results, the system then prescribes individualized instructional content for each student, which is available for immediate download via the re-writable flash memory cartridge for use on the LeapPad platform. The LeapTrack system includes 12 LeapPad or Quantum LeapPad platforms for use in the classroom.
- *The Literacy Center (pre-kindergarten through 2nd grade).* The SchoolHouse Literacy Center is a curriculum for reading instruction with pre-kindergarten, kindergarten and grade 1+ editions that offer an interactive multi-sensory approach to developing early literacy skills. The program includes whole-class instruction as well as small-group and individual work using our LeapPad platform outfitted with headphones, our LeapDesk and LeapMat interactive products and an array of posters, books, activity cards and sing-along music for the classroom. We offer manuals to help teachers incorporate books, activity cards and other materials into an effective daily lesson plan. Some packages include backpacks to encourage students to take their LeapPad platforms home for additional practice and parental involvement.
- *Language First! program (kindergarten through 2nd grade+).* Our Language First! Program is an English language development program for kindergarten through 2nd grade and is designed to help teach English to children with limited English proficiency or for whom English is not their primary language through the use of 36 interactive LeapPad books. Over the past few years, many states and school districts have moved away from bilingual education for non-English speakers in favor of English immersion programs. The Language First! program is designed to help children gain these required language skills.
- *Ready, Set, Leap! program (pre-kindergarten).* The scope and sequence of the Ready, Set, Leap! curriculum, which is designed for the pre-kindergarten market, covers subject matter in language and early literacy, mathematics, social studies, science, fine arts, health and safety, and personal and social development, as well as physical development. This research-based program uses LeapFrog SchoolHouse's award-winning personal learning tools, including the LeapPad platform, the LeapDesk workstation, the LeapMat learning surface, and the Imagination Desk learning system, to create a multisensory, hands-on learning experience. This program has been adopted by the Texas State Board of Education.

Advertising and Marketing

Our advertising and marketing strategy is designed to establish LeapFrog as the leading provider of engaging, effective and affordable learning solutions for the infant through high school audience and as a brand that parents and educators will seek to supplement a child's educational needs. We use a variety of advertising and marketing tools to implement our strategy, including network and national cable television advertisements and national print advertisements that feature our LeapFrog brand and our "Learn Something New Every Day" consumer campaign that highlights the educational nature and extended life of our products. We are able to feature our products through cooperative print advertisements in local newspapers with key retail chains. These advertisements, run by our retail partners such as Toys "R" Us, Wal-Mart, Kmart and Target, highlight the availability of particular LeapFrog products at these retail outlets.

In key retail stores, we feature our products via our Learning Center shelf displays, which are designed to highlight our LeapFrog brand as the "one stop" solution for technology-based educational products. We have received additional brand exposure through television appearances by senior management and other television spots showcasing our products, often during the key holiday season.

Our SchoolHouse division utilizes a variety of advertising and marketing tools to build brand awareness in the education market, including placing advertisements in leading education publications targeting school administrators and teachers, and participating in key education trade shows and events.

Sales and Distribution

A limited number of customers historically have accounted for a substantial portion of our net sales. In 2004, sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 28%, 23% and 13%, respectively, of our consolidated net sales. In 2003, sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 31%, 25% and 12%, respectively, of our consolidated net sales.

U.S. Consumer

We market and sell our products primarily through national and regional mass-market retail stores as well as specialty toy stores. In 2004, sales of our products to Toys "R" Us, Wal-Mart (including Sam's Club) and Target accounted for over 86% of net sales in our U.S. Consumer segment and 64% of our consolidated net sales. Our remaining U.S. Consumer retail sales came from sales of our products to specialty toy stores and, to a lesser extent, to book, electronics and office supply stores and other retailers.

Our sales team works in conjunction with store buyers from our key retailers to forecast demand for our products, develop the store floor footprint, secure retail shelf space for our products and agree upon pricing components, including cooperative advertising allowances. The large retail chains generally provide us with a preliminary forecast of their expected purchases of our products early in the year. While these and subsequent forecasts are not contractually binding, they provide important feedback that we use in our planning process throughout the year. We work closely with our key retailers during the year to establish and revise our expected demand forecasts and plan our production and delivery needs accordingly. Most retailers issue purchase orders to us, as they need product. Based on these purchase orders, we prepare shipments for delivery through various methods. We sell to smaller retail stores through a combination of independent sales representatives and direct salespeople.

International Consumer

In 2000, we established our U.K. office, located outside London, England, which sells our products directly to Woolworth's, Early Learning Centres, Toys "R" Us, Argos and other leading U.K. retailers. Our emerging success in penetrating the U.K. consumer market is exemplified by the British Association of Toy Retailers choosing our LeapPad platform as the top preschool toy for each of 2001, 2002 and 2003 and naming LeapFrog as company of the year in 2004. We coordinate distribution of our U.K.-localized British English products into Australia and New Zealand from our office in Emeryville, California. In 2002, we began selling directly to retailers in Canada and in France and in 2003 we began selling directly to retailers in Mexico.

Prior to the establishment of overseas offices or subsidiaries, we utilize distribution arrangements to sell our products in other non-English speaking countries, using separate distributors for the consumer and school markets as appropriate. In markets where we do not establish direct sales, we plan on continuing to use these distribution arrangements. Paralleling our segmentation of the U.S. market between consumer and school markets, we believe that overseas markets represent similar dual opportunities. Although we plan to develop most key consumer markets directly, we expect to seek a strategic education partner in key overseas markets given the costs and challenges associated with developing country-by-country curricula.

We currently have distribution arrangements with distributors in countries such as Spain, Korea, Australia and New Zealand. In Japan, Benesse Corporation is assisting us in developing the Japanese supplemental educational materials market by distributing the CoCoPad system to its preschool through 3rd grade level subscribers. Additionally, Benesse Corporation has developed original educational content in Japanese and English for interactive books to be used with the CoCoPad system. In Fall 2004, our distributor, Stadlbauer Marketing + Vertrieb G.m.b.H, began distributing our products in German-language markets in Europe.

Education and Training

Our Education and Training segment's primary customers represent U.S. pre-kindergarten through 8th grade classrooms and also include teacher supply stores and catalogs sales by our SchoolHouse division. Using our in-house sales team as well as independent sales representatives, we sell directly to educational institutions at the classroom, school and district levels, and to resellers and retail outlets that target the education market. We plan to grow our sales team significantly over the next few years to provide a greater sales effort and increase our penetration of the school market. We also publish a catalog that is aimed at and distributed to educators. In 2004, we began selling our products in Puerto Rico through a local distributor.

Financial Information About Geographic Areas

Our International segment represented 24% of our total consolidated net sales in 2004. For the years ended December 31, 2004, 2003 and 2002, our net sales to geographic areas were as follows:

	Year Ended December 31,			% of Total Consolidated Net Sales		
	2004	2003	2002	2004	2003	2002
		(In millions)				
United States	$487.1	$583.4	$478.2	76%	86%	90%
All Non-United States Countries	153.2	96.6	53.6	24%	14%	10%
Total Consolidated Net Sales	**$640.3**	**$680.0**	**$531.8**	**100%**	**100%**	**100%**

In 2004, we had net sales in the United Kingdom of $67.8 million, which was 10.6% of our total consolidated net sales for 2004. In 2003 and 2002, we had net sales in the United Kingdom of $39.0 million and $20.2 million, respectively. No other country accounted for more than 10% of our net sales for 2002 through 2004. We attribute sales to non-United States countries on the basis of sales billed by each of our foreign subsidiaries to its customers. For example, we attribute sales to the United Kingdom based on the sales billed by our United Kingdom-based foreign subsidiary, Leap Frog Toys (UK) Limited, to its customers. Additionally, we attribute sales to non-United States countries if product is shipped from Macau or one of our leased warehouses in the United States to a distributor in a foreign country.

Our long-lived assets are comprised of net fixed assets, net intangibles, other assets and deferred income taxes. In 2004, approximately 17% of our long-lived assets were located outside of the United States. For the year ended December 31, 2004, 2003 and 2002, our long-lived assets in dollars by geographic area were as follows:

	Year Ended December 31,			% of Total Consolidated		
	2004	2003	2002	2004	2003	2002
		(In millions)				
United States	$53.9	$45.4	$48.4	83%	96%	99
All Non-United States Countries	11.0	1.8	0.4	17%	4%	1%
Total Long-lived Assets	**$64.9**	**$47.3**	**$48.8**	**100%**	**100%**	**100%**

The increase in long-lived assets outside of the United States is related to manufacturing tooling held by our wholly-owned subsidiary located in Macau and to the technology license owned by our wholly-owned subsidiary located in the Cayman Islands.

Research and Development

Hardware and Software Development

To develop our products and content, we have assembled a team of technologists with backgrounds in a wide variety of fields including education, child development, hardware engineering, software development, video games and toys. We have developed internally each of our current platforms and stand-alone products, although we use licensed technology if it is advantageous to do so. For example, we use a version of Macromedia's Flash player in our Leapster platform, and we use optical scanning technology from Anoto AB in our Fly pentop computer platform, which is scheduled to be launched in Fall 2005.

We have successfully developed proprietary technologies that we use across a number of products in the markets we serve. We have made innovations in the areas of touch detection technology, speech compression, music synthesis and content generation. By combining technology developments in mixed signal application-specific integrated circuits, or ASICs, we have been able to add features at comparatively low cost.

We have built internal expertise in hardware design, hardware synthesis, mixed signal custom ASIC design, real-time embedded systems, software design, tools for packaging and compiling product content and mechanical engineering. The research and development team participates in all phases of the product development process from concept through manufacturing launch.

Content Development

Our dedicated content production department has written scripts and designed a large majority of the art, audio and other content for our interactive books, activity cards and stand-alone products, applying our own pedagogical approach that is based on established educational standards. Most of the members of our content production team have prior experience in the education, entertainment and educational software or video game industries.

We have developed a portion of our content using licensed characters such as Disney Princesses, Thomas the Tank Engine, Scooby-Doo and the characters from the movies *Finding Nemo* and *The Incredibles*, and we plan to continue the use of licensed characters in our interactive books for our LeapPad family of platforms as well as content for our other platforms, such as Dora the Explorer, Spider-Man and SpongeBob SquarePants in interactive content for our Leapster platform.

We launched our Developer's Studio in July 2001, which consists of a team dedicated to creating software tools that help turn the content designed by our content developers into interactive content that works with our various platforms. The tools developed by this team have shortened the time-to-market for our new interactive books. In an effort to increase the amount and variety of content available for our platform products, we make these tools available to outside developers. Our Developer's Studio team trains and provides technical support to internal and external content development teams, and works with our production team to turn our internally developed content into interactive books. Finally, this team is responsible for managing the business relationships with our community of third-party developers that are trained to create content for our platforms.

Our research and development expenses were $61.0 million in 2004, $57.6 million in 2003 and $54.4 million in 2002.

Intellectual Property

We believe that the protection of our patents, trademarks, trade dress, copyrights and trade secrets is critical to our future success, and we aggressively protect our proprietary rights through a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures, nondisclosure agreements and other contractual agreements. As of December 31, 2004, we had over 40 utility and design patents issued by the U.S. Patent and

Trademark Office, as well as over 40 issued internationally. These include 30 domestic and foreign patents related to our LeapPad platform technology, which do not expire before 2013. Additionally, we have filed over 120 patent applications pending in the United States and in other countries. These pending applications include eight patent applications pending in the U.S. and two in foreign countries related to our Fly pentop computer, which we are planning to launch in Fall 2005. We cannot assure you that any of our pending patent applications will result in the issuance of any patents, or that, if issued, any of these patents, or our patents that have already issued, will offer protection against competitors with similar technology. As of December 31, 2004, we also had over 75 U.S. trademark registrations, including for marks incorporating "LeapFrog" and the "LeapPad" and "NearTouch" marks, as well as over 180 foreign trademark registrations. We also rely upon trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. For a discussion of how our intellectual property rights may not prevent our competitors from using similar or identical technology, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors That May Affect Our Results and Stock Price—Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results." For a discussion of how our intellectual property rights may not insulate us from claims of infringement by third parties, see and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors That May Affect Our Results and Stock Price—Third parties have claimed, and may claim in the future, that we are *infringing their intellectual property rights, which may cause us to incur significant litigation or licensing* expenses or to stop selling some or all of our products or using some of our trademarks."

Manufacturing, Logistics and Other Operations

Our manufacturing and operations strategy is designed to maximize the use of outsourced services particularly with respect to the actual production and physical distribution of our products and to concentrate our internal resources on areas such as engineering, production planning and quality control. We believe our outsourcing strategy also enhances the scalability of our manufacturing efforts. In order to work closely with our manufacturing service providers, we have established offices in Hong Kong and Macau. We use several turnkey contract manufacturers to source components and build finished products to our specifications. Even though we outsource these services, we purchase and own the key raw materials and critical electronic components through the production cycle. Most of our products are manufactured from basic raw materials such as plastic and paper, and the majority of our products require electronic components. We order our raw materials and electronic components on a purchase order basis. The raw materials are readily available from a variety of sources, but may be subject to significant fluctuations in price. Some of our electronic components used to make our products, including our ASICs, currently come from a single supplier. For information as to how this concentration of suppliers could affect our business, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors That May Affect Our Results and Stock Price—We do not have long-term agreements with our major suppliers, and they may stop manufacturing our components at any time;" and "—We depend on our suppliers for our components and raw materials, and our production would be seriously harmed if these suppliers are not able to meet our demand and alternative sources are not available." We currently use 19 contract manufacturers located in Asia, primarily mainland China, to build our finished products. These suppliers are selected based on their technical and production capabilities and are matched to particular products to achieve cost and quality efficiencies. In addition, we have nine manufacturing suppliers in North America to address our specialized needs and fast turnaround requirements on a periodic basis for certain products. We have our own quality assurance employees on site at the majority of our contract manufacturers. During 2004, 2003 and 2002, Jetta Company Limited, one of our manufacturers in China, supplied 24%, 32% and 45% of our products, respectively, and our top three manufacturers combined supplied a total of 42%, 48% and 58% of our products, respectively. For information as to how this concentration of manufacturing could affect our business, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors That May Affect Our Results and Stock Price—We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely manner and in sufficient quantities." The majority of our U.S. Consumer products are shipped directly to our contract warehouse in Fontana, California and are later shipped to meet the demands of our major U.S. retailers and other smaller retailers and distributors throughout the United States. The products for our International segment are either shipped directly to our international distributors or to local country contract warehouses from which the products are then shipped to meet the demands of our international distributors and customers. The products for our Education and Training segment are shipped directly to our contract warehouse in Chino, California and are later shipped to meet the demands of the educational institutions and educators who purchase our products.

Information Technology

Our information technology environment is built around an Oracle system that supports our core order management, distribution, manufacturing and financial operations worldwide. We are also in the process of implementing new applications that are intended to further improve our supply chain management capabilities. These applications include supply chain planning software and warehouse management systems for our new distribution facility in Fontana, California that began operating in July 2004. In addition, we also have software systems that we use for both sales analytics and financial planning. For information as to how our information technology environment could affect our business, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors That May Affect Our Results and Stock Price—Our rapid growth has presented significant challenges to our management systems and resources, particularly in our supply chain and information systems, and as a result we may experience difficulties managing our growth."

Customer Service

We believe that our ability to establish and maintain long-term relationships with consumers and retailers depends, in part, on the strength of our customer support and service operations. We encourage and utilize frequent communication with and feedback from our customers and retailers to continually improve our products and service. We have contracted with an outside customer service provider who operates 24 hours a day, 7 days a week during peak periods, specifically from November through January, and 14 hours on weekdays, and 9 hours on Saturdays during off-peak periods. We offer toll-free telephone support for consumers and retailers who prefer to talk directly with a customer service representative. We also respond to email inquiries received through our website, and we have a team of in-house customer service representatives who oversee and coordinate our customer service activities with our third-party customer service provider. In addition, on our website, we have a knowledge resource link that directs consumers to a frequently asked questions section, which we update as we receive consumer feedback. We also have a dedicated retail sales service team. This team works with our top retailers and provides point-of-sale related analysis for better forecasting and inventory plans. Our customer service and retail sales service teams are based in our Emeryville, California facility.

Competition

We compete primarily in the infant and toddler category, preschool category and the electronic learning aids category of the U.S. toy industry and, to some degree, in the overall U.S. and international toy industries. We believe the principal competitive factors impacting the market for our products in retail stores are brand, design, features, educational soundness, quality and price. We believe that we compare favorably with many of our current competitors with respect to some or all of these factors. Our current principal competitors in the toy industry compete in the preschool category and include Hasbro, Inc., Mattel, Inc. and VTech Corporation. In 2003, Mattel introduced a product under the name "PowerTouch" under its Fisher-Price brand, and Publications International, Ltd. introduced a product under the name "ActivePAD," each having functionality similar to that of some of the platforms in our LeapPad family of platforms. In June 2002, Toshiba Corporation began selling an interactive educational platform product in Japan under the name "Ex-Pad." We also compete with educational software publishers, such as Knowledge Adventure (a studio of Vivendi Universal Games), whose products have distribution at mass retailers and electronics and toy stores, and with producers of popular handheld game platforms, such as Nintendo Co., Ltd. and Sony Corporation, whose products may compete with our Leapster platform. Further, in 2004, VTech introduced a television-based educational game system called "V.Smile," and recently announced that it will be launching a portable version of that game system, each of which competes with our Leapster and Leapster L-MAX systems. We believe that producers of smart mobile devices, such as personal digital assistants, non-mobile game platforms and computer-based software may be able to compete effectively in our primary markets by developing engaging educational products that run on their platforms. These companies have significantly larger installed bases than we do. In addition, a number of major hardware and software makers have developed pen-based portable computers like the Tablet PC that could compete with some of our products, such as our LeapPad family of platforms and our new Fly pentop computer. Consequently, competitors may include companies like Acer Inc., Apple Computer, Inc., Fujitsu Limited, Hewlett-Packard Company, Microsoft Corporation, NEC Corporation, palmOne, Inc., PalmSource, Inc., Sega Corporation, and Toshiba. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do.

Our SchoolHouse division competes in the U.S. supplemental educational materials market. We believe the principal competitive factors affecting the market for our products in the school market are educational soundness, proven effectiveness, brand, features and price. Our SchoolHouse division faces competition in the supplemental curriculum market from major textbook publishers such as Harcourt (a division of Reed Elsevier), Houghton Mifflin Company, McGraw-Hill, Pearson plc and Scholastic Corporation, as well as electronic educational material and service providers such as Knowledge Adventure, PLATO Learning, Inc., Renaissance Learning and Riverdeep Group plc. Many of the companies with whom we compete have significantly more experience in the supplemental educational materials market and greater resources than we do.

In the future, large entertainment companies such as Viacom International, Inc. and Walt Disney Co. may begin to target the school markets. For a discussion of the possible effects that competition could have on our business, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors That May Affect Our Results and Stock Price—If we are unable to compete effectively with existing or new competitors, our sales and market share could decline."

Seasonality

Our business is subject to significant seasonal fluctuations. The majority of our net sales and all of our net income generally are realized during the third and fourth calendar quarters. In addition, our quarterly results of operations have fluctuated significantly in the past, and can be expected to continue to fluctuate significantly in the future, as a result of many factors, including:

- seasonal influences on our sales, such as the holiday shopping season and back-to-school purchasing;
- unpredictable consumer preferences and spending trends;
- the need to increase inventories in advance of our primary selling season; and
- the timing of introductions of new products.

For more information, see "Seasonality and Quarterly Results of Operations" and "Risk Factors That May Affect Our Results and Stock Price—Our business is seasonal, and therefore our annual operating results depend, in large part, on sales relating to the brief holiday season" in Item 7 of this Form 10-K.

Employees

As of December 31, 2004, we had 921 full-time employees. We also retain independent contractors to provide various services, primarily in connection with our software development and sales activities. We are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good. In the first quarter of 2005, we announced a restructuring of our workforce and a reduction of over 180 full-time and temporary employees in the U.S. Consumer segment and the International segment. However, we expect headcount increases in our SchoolHouse division to partially offset the reductions in our workforce. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—LeapFrog Realignment Plan." As of March 9, 2005, we had 889 full-time employees.

Executive Officers of the Registrant

The following table sets forth information with respect to our executive officers as of March 1, 2005:

Name	Age	Position Held
Thomas J. Kalinske	60	Chief Executive Officer and Director
Jerome J. Perez	47	President and Director
Paul A. Rioux	59	Vice Chairman and Director
William B. Chiasson	52	Chief Financial Officer
Kathryn E. Olson	46	Chief Marketing Officer
Timothy M. Bender	44	President, Worldwide Consumer Group
Jessie Woolley-Wilson	42	President, SchoolHouse Division
Mark B. Flowers	45	Executive Vice President, Chief Technology Officer
L. James Marggraff	46	Executive Vice President, Worldwide Content
Madeline T. Schroeder	45	Executive Vice President, Product Development and Publishing
Robert L. Moon	55	Senior Vice President, Chief Information Officer
Dawn M. Albery	40	Vice President, Controller and Principal Accounting Officer

Thomas J. Kalinske has served as our Chief Executive Officer since February 2004 and previously served in that capacity from September 1997 to March 2002. He has served on our board of directors since September 1997 and was the Chairman of our board of directors from September 1997 to February 2004. From 1996 to February 2004, Mr. Kalinske served as the President of Knowledge Universe LLC, which builds, through a combination of internal development and acquisitions, companies in areas relating to education, technology and career management. From 1990 to 1996, he served as President and Chief Executive Officer of Sega of America. Prior to that, he was President and Chief Executive Officer of the Universal Matchbox Group from 1987 to 1990. Prior to that, he served as President and Co-Chief Executive Officer of Mattel, Inc. Mr. Kalinske has served as Chairman of the Toy Manufacturers Association of America, and in 1997, he was inducted into the Toy Industry Hall of Fame. He is a board member of the Milken Family Foundation, and a past board member of the National Education Association Foundation for the Improvement of Education and a past board member of the RAND Education Board. He earned a B.S. from the University of Wisconsin and an M.B.A. from the University of Arizona.

Jerome J. Perez has served as our President and has served on our board of directors since February 2004. From July 2003 to February 2004, he was President of Geronimo Consulting LLC, a marketing and consumer product development consulting firm that provided us consulting services. From November 1991 to July 2003, Mr. Perez served in various capacities at Fisher-Price, Inc., a subsidiary of Mattel, Inc. that focuses on infant and preschool toys, most recently as Executive Vice President of Marketing and Design. Prior to that, he served as Vice President of Marketing at Kenner Products, a division of Hasbro, Inc., from 1985 to 1991. From 1981 to 1985, Mr. Perez served in various marketing positions at the Quaker Oats Company. He has a B.A. from the University of Notre Dame and an M.B.A from the University of Michigan.

Paul A. Rioux was elected to our board of directors in January 2001, has served as our Vice Chairman since January 2001 and served as our acting Chief Operating Officer from October 2002 to August 2003 after implementing our planning, manufacturing and operating strategy since January 2001. Mr. Rioux worked as an independent consultant from June 1999 to December 2000, and worked almost exclusively for us in that capacity from August 2000 to December 2000. Prior to joining us, Mr. Rioux also served as President of Universal Studios New Media Group, the technology, Internet and video games business unit of Universal Studios, from May 1996 to May 1999. Prior to that, he worked at Sega of America from 1989 to 1996, most recently as an Executive Vice President. Mr. Rioux also served as Chief Operating Officer of Wonderline Toys, Inc. from 1986 to 1988 and worked at Mattel, Inc.'s Toys and Electronics divisions from 1973 to 1985, most recently as its Senior Vice President. Mr. Rioux has a B.S. and an M.S. from California State University at Northridge.

William B. Chiasson has served as our Chief Financial Officer since November 2004. Prior to joining us, he served as Senior Vice President and Chief Financial Officer of Levi Strauss & Co., a marketer of apparel, from August 1998 to December 2003. From January 1988 to August 1998, Mr. Chiasson served in varying capacities with Kraft Foods, Inc., a division of Phillip Morris Companies and a manufacturer and seller of branded foods and beverages, most recently as Senior Vice President, Finance and Information Technology for Kraft Foods, Inc. From June 1979 to January 1988, Mr. Chiasson served in varying capacities with Baxter Healthcare, most recently as its Vice President and Controller for the Hospital Group. Mr. Chiasson is a certified public accountant and received his B.A. from the University of Arizona and his M.B.A. from the University of Southern California.

Kathryn E. Olson has served as our Chief Marketing Officer since November 2004. Prior to joining us, she served as Vice President of U.S. Consumer Marketing at Wm. Wrigley Jr. Company, a manufacturer and marketer of quality confectionary products, primarily chewing gum, from September 2001 through October 2004. From 1999 to 2001, Ms. Olson served as Executive Vice President of Marketing at Nordstrom.com. From 1997 to 1999, Ms. Olson was the Vice President of Global Marketing, Nutrition and Consumer Sector for Monsanto Life Sciences. Prior to Monsanto, Ms. Olson held various marketing positions at Quaker Oats Company for a period of ten years, including two years as Director of Marketing, Gatorade Europe. Ms. Olson received her B.S. from the University of Illinois and her M.B.A. from the University of Chicago.

Timothy M. Bender has served as our President of Worldwide Consumer Group since January 2002, and served as our Senior Vice President of Sales and Marketing from July 1999 to December 2001 and as our Senior Vice President of Sales from November 1997 to June 1999. Prior to joining us, he served as the Director of National Accounts at Yes! Entertainment Corporation, a toy and entertainment products company, from October 1994 to January 1997, and as Senior Vice President of Sales from February 1997 to October 1997. Prior to that, Mr. Bender was at Lego Systems, Inc. since 1984, and served in various positions including Senior National Account Manager. Mr. Bender has a B.S. from Bradley University.

Jessie Woolley-Wilson has served as our President of SchoolHouse division since December 2004. She joined LeapFrog in June 2003 as the Vice President of Marketing Programs for our SchoolHouse division and was promoted to Vice President of Marketing for our SchoolHouse division in May 2004. Prior to joining us, she served as Vice President of Marketing, Sales, Training and Business Development at The College Board, a non-profit membership association that connects students to college success and opportunity, from 2000 through 2002. From 1996 to 1999, Ms. Woolley-Wilson served as President and General Manager of Crimson & Brown Associates a professional services company. Ms. Woolley-Wilson received her B.A. from the University of Virginia and her M.B.A. from Harvard University.

Mark B. Flowers has served as our Executive Vice President, Chief Technology Officer since January 2002. Previously, he served as our Vice President of Technology from January 2001 to December 2001, and as our Vice President of Engineering from July 1998 to December 2000. Prior to joining us, Mr. Flowers was Vice President of Hardware Engineering and a director of Explore Technologies, Inc. from September 1995 until we acquired substantially all of Explore Technologies' assets and business in July 1998. He holds several patents in electronics design and has a B.S. and an M.S. from the Massachusetts Institute of Technology.

L. James Marggraff has served as our Executive Vice President, Worldwide Content since January 2002. From March to December 2001, he was an independent consultant of ours, focusing on developing new products and software for our LeapPad and Leap's Pond product lines. From September 2000 to February 2001, Mr.

Marggraff served as President of Ubiquity LLC, a former subsidiary of ours that was established to investigate new applications for our NearTouch technology and LeapPad devices. Prior to that, from August 1999 to August 2000, Mr. Marggraff served as the President of our Internet division, and from July 1998 to July 1999, he served as our Vice President of Content. Mr. Marggraff is the co-inventor of the LeapPad learning system and the Odyssey and Explorer interactive globe lines, and was co-founder, President, and Vice President of Marketing and Sales of Explore Technologies from September 1995 to July 1998. Mr. Marggraff holds numerous patents and has a B.S. and an M.S. from the Massachusetts Institute of Technology.

Madeline T. Schroeder has served as our Executive Vice President, Product Development and Publishing since February 2004 and served as our Senior Vice President, Worldwide Publishing Services from June 2002 to February 2004 and as Vice President, Publishing Services from April 2001 to June 2002. From April 1998 to April 2001, Ms. Schroeder served as an interim operating executive across of variety of industries, including elder care, online syndication and electronic gaming. From February 1996 to April 1998, she served as the President of Mambo.com, an integrated invitations and payment service. Ms. Schroeder holds a B.A. from the University of California, Berkeley.

Robert L. Moon has served as our Senior Vice President, Chief Information Officer since February 2005. Prior to joining us, he served as Chief Information Officer and Vice President of Global Corporate Information Systems at Viewsonic Corporation, a global provider of visual display technology products, such as liquid crystal displays and cathode ray tube monitors, from January 2001 through February 2005. From November 1999 to December 2000, Mr. Moon served as Senior Vice President of Operations at Unibex, Inc., a business to business e-commerce exchange. Prior to that, from February 1995 to November 1999, Mr. Moon was the Chief Information Officer and Vice President at Micros Systems, Inc. a provider of hospitality point of sale and property management systems. Prior to entering the private sector, Mr. Moon served for 21 years as an officer of the United States Navy, retiring with the rank of Commander. His last assignment in the Navy was as Chief Information Officer and Deputy Director of Operations for the Office of Naval Research in Washington, D.C., for which he received the Navy's Distinguished Service Medal. Mr. Moon received his B.S. from the United States Navel Academy and pursued graduate studies at George Washington University in the area of management of science and technology.

Dawn M. Albery has served as our Controller since November 2001 and became Vice President, Controller and Principal Accounting Officer in November 2004. Prior to joining us, she served in varying capacities with Monsanto Company, a global provider of agricultural products, from July 1994 to March 2001, most recently as Director of Finance for the lawn and garden division. From August 1986 to June 1994, Ms. Albery was an audit manager and auditor with Grant Thornton Accountants & Management Consultants. Ms. Albery is a certified public accountant and received her B.S. from the McIntire School of Commerce at University of Virginia and her M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

Available Information

We are subject to the information requirements of the Securities Exchange Act of 1934, or the Exchange Act. Therefore, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, available (free of charge) on or through our web site located at www. leapfroginvestor.com, as soon as reasonably practicable after they are filed with or furnished to the SEC. Information contained on or accessible through our website is not deemed to be part of this report on Form 10-K.

Item 2. Properties.

Our headquarters are located in Emeryville, California, where we occupy approximately 103,000 square feet of office space under a lease that expires in March 2016. Our headquarters are used for the operation of our three business segments. We currently lease approximately 19,300 square feet in Los Gatos, California, for our engineering, research and development operations related to our three business segments under a lease that expires in April 2007. We have offices in Austin, Texas, which we use for our Education and Training segment, and we have offices near Toronto, Canada, near London, England, and in and near Paris, France, each of which is used for our International segment. We also have offices in Hong Kong and in Macau, as well as a trade showroom in New York City, each of which is used for all three of our business segments. In addition, we lease 600,000 square feet of warehouse space in Fontana, California under a lease that expires in December 2010, which is primarily used by our U.S. Consumer segment for the receipt, storage and distribution of our products. We believe that our facilities are adequate for our current needs, and suitable additional or substitute space will be available in the future to replace our existing facilities, if necessary, or accommodate expansion of our operations.

Item 3. Legal Proceedings.

Pending Litigation

In the ordinary course of our business, we are from time to time subject to litigation, including the following:

LeapFrog Enterprises, Inc. v. Fisher-Price, Inc. and Mattel, Inc.

In October 2003, we filed a complaint in the federal district court of Delaware against Fisher-Price, Inc., No. 03-927 GMS, alleging that the Fisher-Price PowerTouch learning system violates United States Patent No. 5,813,861. In September 2004, Mattel, Inc. was joined as a defendant. We are seeking damages and injunctive relief. Trial by jury is set for May 16, 2005.

LeapFrog Enterprises, Inc. v. Lexington Insurance Co.

On October 21, 2004, we filed a complaint in the Superior Court of the State of California, County of Alameda, against Lexington Insurance Co., No. RG04181463, alleging breach of contract and bad faith in denying us coverage for our costs with respect to patent infringement claims filed against us in three prior litigations. We are seeking approximately $3.5 million in damages to recover our defense fees and indemnity payments.

In re LeapFrog Enterprises, Inc. Derivative Litigation

In July 2004, the Superior Court of the State of California, County of Alameda, granted our motion to dismiss with prejudice the consolidated derivative lawsuit, denying plaintiffs' leave to amend the complaint, and entered final judgment in the action in favor of us and the individual officers and directors. In September 2004, the plaintiffs have appealed the dismissal. The dismissed derivative lawsuit was a consolidation of the *Santos v. Michael Wood, et al.* complaint, filed in December 2003, and a complaint captioned *Capovilla v. Michael Wood, et al.*, filed in March 2004. Both complaints alleged causes of action for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violations of the California Corporations Code, based upon allegations that certain of our officers and directors issued or caused to be issued alleged false statements and allegedly sold portions of their stock holdings while in the possession of adverse, non-public information. In April 2004, the Superior Court consolidated both the *Santos* and *Capovilla* actions into a single action captioned *In re LeapFrog Enterprises, Inc. Derivative Litigation*, No. RG03130947.

Stockholder Class Action

On December 2, 2003, a class action complaint entitled *Miller v. LeapFrog Enterprises, Inc., et al.*, No. 03-5421 RMW, was filed in federal district court for the Northern District of California against LeapFrog and certain of its current and former officers and directors alleging violations of the Securities Exchange Act of 1934, or 1934 Act. Subsequently, three similar actions were filed in the same court: *Weil v. LeapFrog Enterprises, Inc., et al.*, No. 03-5481 MJJ; *Abrams v. LeapFrog Enterprises Inc., et al.*, No. 03-5486 MJJ; and *Ornelas v. LeapFrog Enterprises, Inc.*, et al., No. 03-5593 SBA. Each of those complaints purports to be a class action lawsuit brought on behalf of persons who acquired our Class A common stock during the period of July 24, 2003 through October 21, 2003. On February 18, 2004, the plaintiff in the Weil action amended her complaint and now seeks to maintain a class action on behalf of persons who acquired our Class A common stock during the period of July 24, 2003 through February 10, 2004. All of the complaints allege that the defendants caused us to make false and misleading statements about our business and forecasts about our financial performance, and that certain of our individual officers and directors sold portions of their stock holdings while in the possession of adverse, non-public information. The Weil complaint also alleges that our financial statements were false and misleading. The complaints do not specify the amount of damages sought. The court has not yet appointed a lead class plaintiff, and a consolidated complaint has not been filed. Discovery has not commenced and no trial date has been set. We anticipate that all of the actions will ultimately be consolidated into one action and that a consolidated amended complaint will be filed after the appointment of a lead plaintiff.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to our stockholders during the fourth quarter of our 2004 fiscal year.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Holders

Our Class A common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol "LF." There is no established public trading market for the Class B common stock. On March 1, 2005, there were approximately 1,200 holders of record of our Class A common stock and nine holders of record of our Class B common stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on the NYSE in each quarter during the last two years.

2004	High	Low
First quarter	$31.80	$19.18
Second quarter	$23.25	$18.52
Third quarter	$21.90	$16.90
Fourth quarter	$21.11	$11.97
2003	**High**	**Low**
First quarter	$28.14	$19.01
Second quarter	$34.06	$22.93
Third quarter	$40.36	$27.65
Fourth quarter	$46.54	$24.05

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. Our current credit facility prohibits the payment of cash dividends on our capital stock. We expect to reinvest any future earnings into the business. Therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future.

Item 6. Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated financial data for the five years ended December 31, 2004, have been derived from our consolidated financial statements. The following information is qualified by reference to, and should be read in conjunction with, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto.

	For the Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net sales	$640,289	$680,012	$531,772	$314,243	$160,128
Gross profit	259,045	340,144	270,041	144,645	68,281
Income (loss) from operations	(13,983)	109,458	71,351	16,435	132
Net income (loss)	$ (6,528)	$ 72,675	$ 43,444	$ 9,669	$ (2,259)
Net income (loss) per common share:					
Basic	$ (0.11)	$ 1.27	$ 1.09	$ 0.29	$ (0.07)
Diluted	$ (0.11)	$ 1.20	$ 0.86	$ 0.25	$ (0.07)
Shares used in calculating net income (loss) per share:					
Basic	59,976	57,246	39,695	33,449	32,462
Diluted	59,976	60,548	50,744	38,470	32,462

	December 31,				
	2004	2003	2002	2001	2000
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and short-term investments	$ 88,747	$112,603	$ 73,327	$ 8,269	$ 5,327
Restricted cash	8,418	—	—	—	—
Working capital (1)	370,877	368,456	224,685	117,960	30,323
Total assets	559,794	552,659	397,682	221,973	139,797
Long-term debt	—	—	—	61,163	—
Redeemable convertible Series A preferred stock	—	—	—	24,139	—
Total stockholders' equity	434,500	415,146	268,798	72,848	61,811

(1) Current assets less current liabilities

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Overview

We design, develop and market technology-based educational platforms, related interactive content and stand-alone products for sale to retailers, distributors and schools. We operate three business segments, which we refer to as U.S. Consumer, International, and Education and Training. To date, we have sold our products predominantly through the toy sections of major retailers. For further information regarding our three business segments, see Note 23 to our consolidated financial statements contained elsewhere in this annual report.

LeapFrog's mission is to become the leading brand for quality, technology-based educational products for home, school and work for all ages around the world. We believe that LeapFrog is in the early stage of accomplishing this mission. To date, we have established our brand and products largely focused on infants, toddlers, and children in preschool through grade school and primarily in the U.S. retail market. We believe that LeapFrog is, first and foremost, an educational products company, and we use the toy form and price points to make learning fun and cost-effective. As a result, our sales in our U.S. Consumer and International segments, our largest business segments, currently are generated in the toy aisles of retailers. The market for toy retailers has seen, and continues to see consolidation. In addition to the traditional channel of specialty toy retailers, of which Toys "R" Us has become the major player, the mass-market retail channel has grown in importance. For example, Wal-Mart, Target and a number of regional mass-market retailers have seen growth in their market shares within the U.S. toy retail market. The mass-market retailers have certain competitive advantages in the highly seasonal toy market because they have the ability to dedicate a significant amount of shelf space to toys during the Fall holiday season, and then reduce the allocated shelf space for toys during the rest of the year. We anticipate that the toy industry's dependence on mass-market retailers will continue to grow.

In our U.S. Consumer segment, we market and sell our products directly to national and regional mass-market and specialty retailers as well as to other retail stores through sales representatives. Our U.S. Consumer segment is our most developed business, and is subject to significant seasonal influences, with the substantial majority of our sales occurring in the third and fourth quarters. In 2004, this segment represented approximately 67% of our total net sales. Although we are expanding our retail presence by selling our products to bookstores and electronics and office supply stores, the significant majority of our U.S. Consumer sales are to a few large retailers. Sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 86% of our U.S. Consumer segment sales in 2004 compared to 79% in 2003 and 76% in 2002. As a percentage of our consolidated net sales, sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 64%, 68% and 75% of our consolidated net sales in 2004, 2003 and 2002, respectively. Net sales in our U.S. Consumer segment decreased by 21% from 2003 to 2004 and operating income decreased from a profit of $83.2 million to a loss of $49.9 million. Consistent with industry practice, we rely on short-term purchase orders for the sale of our products to U.S. retailers. Although we believe net sales for this business segment will grow in the future, we anticipate that this segment's percentage of total company net sales will decrease, as we expect our other two segments to grow at a faster rate than our U.S. Consumer segment.

In our International segment, we sell our products outside the United States directly to overseas retailers and through various distribution and strategic arrangements. We have four direct sales offices in the United Kingdom, Canada, France and Mexico, and maintain various distribution and strategic arrangements in countries such as Australia, Japan and Korea among others. The International segment represented approximately 24% of our total net sales in 2004. Net sales in our International segment increased 59% from 2003 to 2004 and operating income decreased from $26.4 million in 2003 to $24.9 million in 2004. Despite the large increase in sales in our International segment in 2004, we experienced a slowdown in LeapPad platform sales by our major customers in Canada and the United Kingdom during the fourth quarter of 2004. This trend indicates that LeapPad platform sales are maturing in these countries and that growth in our International segment in 2005 will be much lower than 2004.

Our Education and Training segment, which is represented almost entirely by our SchoolHouse division, targets the school market in the United States, including sales directly to educational institutions, to teacher supply stores and through catalogs aimed at educators. The Education and Training segment represented approximately 9% of our total net sales in 2004. Net sales in our Education and Training segment increased by 47% from 2003 to 2004, and the segment had operating income of $10.9 million in 2004 compared to an operating loss of $0.2 million in 2003. We expect growth in our Education and Training segment to continue in 2005.

Gross profit percentage in 2004 decreased by 9.5 percentage points from 50.0% in 2003 to 40.5% in 2004. This decrease was primarily due to lower profit margins in our U.S. Consumer segment, partially offset by growth in our higher margin Education and Training and International segments. The decrease in gross profit percentage in our U.S. Consumer segment was the result of lower margin Leapster platform sales, as well as higher freight and warehousing expenses. In addition, inventory reserves were increased by $14.6 million due to obsolete and defective inventory of raw materials and discontinued finished goods. The increase in reserves was due, at least in part, to significantly lower sales in the fourth quarter versus expectation for products to be discontinued in 2005.

Selling, general and administrative expenses consist primarily of salaries and related employee benefits, legal, marketing expenses, systems costs, rent and office equipment and supplies. Our research and development expenses consist primarily of costs associated with content development, product development and product engineering. Our advertising expenses consist primarily of television advertising, cooperative advertising and in-store displays. Depreciation and amortization expenses consist primarily of depreciation of fixed assets and capitalized website development and amortization of intangibles, however it excludes depreciation of manufacturing tools and capitalized content development, which are classified in cost of sales.

LeapFrog Realignment Plan

In the first quarter of 2005, we announced a three-pronged company-wide realignment initiative designed to address the following objectives:

- Restore profitability;
- Strengthen our infrastructure and business processes; and
- Generate growth.

Restore profitability.

A necessary part of this objective is a restructuring of our workforce and a reduction of over 180 full-time and temporary employees in the U.S. Consumer segment and the International segment. We expect headcount increases in the SchoolHouse division to partially offset these reductions. The costs of the restructuring will be $2.0 million to $3.0 million, to be recognized in the first quarter of 2005. Through these actions, together with other cost containment efforts, we are targeting savings of $35 million to $40 million, excluding the impact of increased expenses for the SchoolHouse division and the impact of changes in accounting for stock options.

In addition to the aforementioned cost reductions, we have also embarked on a deliberate strategy to better leverage our assets and investments to improve returns. This includes leveraging technology across products and platforms; utilizing our content assets and development tools across divisions; and realizing the global potential of the products from the outset of our product development planning cycle to minimize development costs and maximize sales and profitability.

Strengthen our infrastructure and business processes.

We are focusing efforts on addressing the problems we have experienced in the supply chain by recruiting employees with supply chain expertise and improving our distribution center for our U.S. Consumer segment and the related information technology systems. We recently hired a new Chief Information Officer and are searching for an executive to be in charge of our supply chain. We are also implementing a new company-wide three-year planning process that will allow us to plan our business and investments over a longer horizon.

An important part of improving our infrastructure and business processes is to address and remediate the internal control issues that have been identified and discussed elsewhere in this report. See "Item 9A Controls and Procedures." This remediation process entails systematically examining each part of the business to improve, document, and monitor compliance with financial controls. We intend to make the improvements to our internal control over financial reporting in concert with the actions we are taking to improve the systems used throughout the company for general business planning and operation. Additionally, we have been, and will continue to, strengthen the capabilities in organization with the addition of individuals with the capability to strengthen internal controls, including the addition of a new Chief Financial Officer, who joined us in November 2004 and a new Treasurer, who joined us in December 2004.

Generate growth.

As we implement our realignment plan to implement greater business disciplines and processes, we also intend to seek opportunities to generate growth over the long-term. We intend to achieve this goal by targeting new and existing markets that can generate sales at high margins and by developing new technology platforms that will be successful in the markets we target at profit margins that are greater than our current margins.

Our SchoolHouse division continues to be a strong emerging business for us. This business generated operating profit in 2004, and we plan to continue to invest in this business for growth in 2005. Internationally, we are focusing on the markets in which we have been able to build our brand and penetrate the consumer markets with high margin products.

In addition, in Fall 2005, we expect to launch our new Fly pentop computer platform, which targets the middle school age group, a consumer market that we have not focused on in the past. Also in Fall 2005, we are extending the product line for our Leapster system, our screen-based technology platform, by launching our Leapster L-MAX system, which is our first entry into television-based entertainment and education platforms.

We believe that by continuing to develop and introduce technology platforms for new and broader markets, we will be able to grow our business over the long-term.

As we achieve the goals of our realignment plan, we expect some improvement in our operations in the short-term. Nonetheless, the full benefit of our actions will not be realized until after 2005.

Critical Accounting Policies, Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and reported disclosures. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, allowances for accounts receivable, inventories and related allowances, intangible assets and stock-based compensation. We base our estimates on historical experience and on various other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. However, some of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management. We believe the following critical accounting policies, are the most significant in affecting judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue upon shipment of our products provided that there are no significant post-delivery obligations to the customer and collection is reasonably assured. Net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns, allowances for defective products, markdowns, and other sales allowances. A small portion of our revenue related to training, subscriptions and our Mind Station product is deferred and recognized as revenue over a period of one to 18 months. We deferred less than 1% of net sales in 2004, 2003 and 2002.

Allowances for Accounts Receivable

We reduce accounts receivable by an allowance for amounts we believe will become uncollectible. This allowance is an estimate based primarily on our management's evaluation of the customer's financial condition, past collection history and aging of the receivable. If the financial condition of any of our customers deteriorates, resulting in impairment of its ability to make payments, additional allowances may be required.

We provide estimated allowances for product returns, charge backs, promotions and defectives on product sales in the same period that we record the related revenue. We estimate our allowances by utilizing historical information for existing products. For new products, we estimate our allowances for product returns on specific terms for product returns and our experience with similar products. In estimating returns, we analyze (i) historical returns and sales patterns, (ii) analysis of credit memo data, (iii) current inventory on hand at customers, (iv) changes in demand, and (v) introduction of new products. We continually assess our historical experience and adjust our allowances as appropriate, and consider other known factors. If actual product returns, charge backs, promotions and defective products are greater than our estimates, additional allowances may be required. Historically, our estimated reserves for accounts receivables, returns, charge backs, promotions and defectives have been adequate to cover actual charges.

In the third quarter of 2004, we changed our disclosure of receivable allowances to include only allowances for doubtful accounts to better conform to the prevailing practice in our industry. Our other receivable allowances include allowances for product returns, charge backs, defective products and promotional markdowns. These other allowances totaled $45.8 million at December 31, 2004 and $25.4 million at December 31, 2003. The increase in other receivable allowances was primarily due to allowances for short-shipments and service-related sales allowances, and to a lesser extent, higher promotional allowances. These amounts are now treated as reductions of gross accounts receivable. All prior period financial statements have been adjusted to conform to the current period's presentation.

Inventories and Related Allowance For Slow-Moving, Excess and Obsolete Inventory

Inventories are stated at the lower of cost, on a first-in, first-out basis, or market value and are reduced by an allowance for slow-moving, excess and obsolete inventories. Our estimate for slow-moving, excess and obsolete inventories is based on our management's review of on hand inventories compared to their estimated future usage and demand for our products. If actual future usage and demand for our products are less favorable than those projected by our management, additional inventory write-downs may be required. For example, lower than planned sales in 2004 resulted in higher charges for excess and obsolete raw materials and finished goods. Provisions for excess and obsolete inventory were $14.6 million in 2004.

Intangible Assets

Intangible assets, including excess purchase price over the cost of net assets acquired (Goodwill), arose from our September 23, 1997 acquisition of substantially all the assets and business of our predecessor, LeapFrog RBT, and our acquisition of substantially all the assets of Explore Technologies on July 22, 1998. At December 31, 2004, our intangible assets had a net balance of $29.5 million. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires the use of a nonamortization approach to account for goodwill and some other intangible assets. We adopted the pronouncement effective January 1, 2002, and accordingly we no longer amortize goodwill and other indefinite-lived intangible assets. As of December 31, 2004, we had $19.5 million, net, of goodwill and other indefinite-lived intangible assets, which are no longer subject to amortization. At December 31, 2004, we tested our goodwill and other intangible assets for impairment based on the fair value of the cash flows that the business can be expected to generate in the future, known as the income approach. Based on this assessment we determined that no adjustments were necessary to the stated values. Intangible assets also include patents, and trademarks and licenses, which include a ten-year technology license agreement entered into in January 2004 to jointly develop and customize our optical scanning technology.

The determination of related useful lives and whether the intangible assets are impaired involves significant judgment. Changes in strategy or market conditions could significantly impact these judgments and require that adjustments be recorded to asset balances. We review intangible assets, as well as other long-lived assets, for impairment whenever events or circumstances indicate that the carrying value may not be fully recoverable.

Content Development, Home Video Production and Tooling Capitalization

Our management is required to use its judgment in determining whether development costs meet the criteria for immediate expense or capitalization.

We capitalize the prepublication costs of books as content development costs. Only costs incurred with outside parties are capitalized. In 2004, we capitalized $2.0 million of content development costs, $0.4 million of which pertained to our Education and Training segment. In 2003, we capitalized $1.7 million in content development costs, $1.3 million of which pertained to our Education and Training segment. We amortize these assets from the time of publication over their estimated useful lives, estimated to be three years, using the sum of years digits method. If the related content is deemed to have a shorter useful life, the remaining balance is written off over a shorter period of time or when the content is no longer used in production. In 2004 we wrote off $0.9 million in asset cost and $0.9 million in associated accumulated amortization. There were no write-offs in prior periods.

We capitalize costs related to the production of home video in accordance with AICPA Statement of Accounting Position No 00-2, "Accounting by Producers or Distributors of Film." Video production costs are amortized based on the ratio of the current period's gross revenues to estimated remaining total gross revenues from all sources on an individual production basis. In 2004, we capitalized $1.4 million and amortized $0.7 million of video production costs. In 2003, we capitalized $1.0 million and amortized $0.6 million of video production costs. We had no video production cost in prior years. If the related video production costs are deemed to have lower gross revenues than originally expected, the remaining balance is written off when the revised revenues are earned.

Amortization of content development costs and video production are classified as "cost of sales" in our Consolidated Statements of Operations.

We capitalize costs related to manufacturing tools developed for our products. We capitalized $6.6 million in 2004 compared with $4.8 million in 2003 related to manufacturing tools. We depreciate these assets on a straight-line basis, in cost of sales, over an estimated useful life of two years. If the related product line or our manufacturing production results in a shorter life than originally expected, we write off the remaining balance when we remove the tool from production. In 2004 we recorded accelerated depreciation of $0.8 million to write off certain tooling that would not be used in 2005.

Stock-Based Compensation

We account for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," or APB 25, whereby compensation is generally not recorded for options granted at fair value to employees and directors.

In connection with stock options granted to employees in August 2001, we recorded an aggregate of $3.3 million of deferred compensation in stockholders' equity for the year ended December 31, 2001. These options were considered compensatory because the deemed fair value of the underlying shares of Class A common stock in August 2001, as subsequently determined, was greater than the exercise price of the options. In accordance with APB 25, this deferred compensation will be amortized to expense through the second quarter of 2005 as the options vest. As of December 31, 2004, $51,000 remained to be amortized to expense.

Stock-based compensation arrangements to non-employees are accounted for in accordance with SFAS 123, "Accounting for Stock-Based Compensation," and EITF No. 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services," using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms as earned.

In 2004, Mr. Kalinske, our Chief Executive Officer, and in 2003, Mr. Bender, our President, Worldwide Consumer Group, entered into new employment agreements providing for, among other things, acceleration of vesting and extension of the exercise period of their stock options upon the termination of their employment by LeapFrog without cause or by the employee for good reason (as defined in the agreements) or a change in control of LeapFrog during the term of the applicable agreement. Under applicable accounting principles, upon any termination of employment or change in control resulting in such acceleration or extension, we would be required to recognize compensation expense. The amount of any such compensation expense would depend on the number of option shares affected by the acceleration or extension and could be material to our financial results.

Prior to our July 2002 initial public offering, we granted stock appreciation rights under our Amended and Restated Employee Equity Participation Plan that are measured at each period end against the fair value of the Class A common stock at that time. The resulting difference between periods is recognized as expense at each period-end measurement date based on the vesting of the rights. Concurrent with the initial public offering of our Class A common stock, we stopped granting stock appreciation rights under our Employee Equity Participation Plan.

In February 2002, we converted 337,500 stock appreciation rights into options to purchase an aggregate of 337,500 shares of Class A common stock. Deferred compensation of approximately $0.9 million related to the unvested portion will be amortized to expense through the second quarter of 2005 as the options vest. To the extent any of the unvested options are forfeited, the actual expense recognized could be lower than currently anticipated. As of December 31, 2004, $11,000 remained to be amortized to expense.

In July 2002, we converted 1,585,580 stock appreciation rights into options to purchase an aggregate of 1,585,580 shares of Class A common stock. The expense related to the conversion of the vested stock appreciation rights was $1.5 million through July 2002 based on vested rights with respect to 192,361 shares of Class A common stock outstanding as of July 25, 2002 at our initial public offering price of $13.00 per share. Our deferred compensation expense in connection with the conversion of 1,310,594 unvested stock appreciation rights held by employees converted to options to purchase 1,310,594 shares of Class A common stock was $4.0 million. In accordance with generally accepted accounting principles, beginning in the third quarter of 2002 and for the subsequent 16 quarters, we will recognize this expense over the remaining vesting period of the options into which the unvested rights are converted. Deferred compensation related to the unvested portion will be amortized to expense as the options vest. To the extent any of the unvested options are forfeited, our actual expense recognized could be lower than currently anticipated. As of December 31, 2004, $0.5 million remained to be amortized to expense.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Our tax provision includes sufficient accruals for possible future assessments that may result from the examination of federal, state, or international tax returns. Our tax contingency accruals may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits, or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any possible future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution.

Results of Operations

The following table sets forth selected information concerning our results of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,		
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of sales	59.5	50.0	49.2
Gross profit	40.5	50.0	50.8
Operating expenses:			
Selling, general and administrative	18.9	13.5	15.2
Research and development	9.5	8.5	10.2
Advertising	13.0	10.8	10.7
Depreciation and amortization	1.2	1.1	1.3
Total operating expenses	42.6	33.9	37.4
(Loss) income from operations	(2.2)	16.1	13.4
Interest and other income, net	0.2	0.9	0.2
(Loss) income before provision for income taxes	(1.9)	17.0	13.6
(Benefit) provision for income taxes	(0.9)	6.3	5.4
Net income (loss)	(1.0)%	10.7%	8.2%

Twelve Months Ended December 31, 2004 Compared To Twelve Months Ended December 31, 2003

Net Sales

Net sales decreased by $39.7 million, or 6%, from $680.0 million in 2003 to $640.3 million in 2004. On a constant currency basis, which assumes that foreign currency exchange rates were the same in 2004 as 2003, total company net sales decreased 7% from 2003 to 2004.

Net sales for each segment and its percentage of total company net sales were as follows:

	Year Ended December 31,					
	2004		2003		Change	
Segment	$(1)	% of Total Company Net Sales	$(1)	% of Total Company Net Sales	$(1)	%
U.S. Consumer	$431.9	67%	$546.0	80%	$(114.1)	(21)%
International	153.2	24%	96.6	14%	56.6	59%
Education and Training	55.2	9%	37.5	6%	17.8	47%
Total Company	**$640.3**	100%	**$680.0**	100%	**$ (39.7)**	**(6)%**

(1) In millions.

U.S. Consumer. Our U.S. Consumer segment's net sales decreased by $114.1 or 21% from $546.0 million in 2003 to $431.9 million in 2004. In our U.S. Consumer segment, net sales of platform, software and stand-alone products in dollars and as a percentage of the segment's total net sales were as follows:

	Net Sales		Change		% of Total	
	Year Ended December 31,				Year Ended December 31,	
	2004(1)	2003(1)	$(1)	%	2004	2003
Platform	$173.7	$232.9	$ (59.2)	(25)%	40.2%	42.7%
Software	128.9	175.9	(47.0)	(27)%	29.9%	32.2%
Stand-alone	129.3	137.2	(7.9)	(6)%	29.9%	25.1%
Total U.S. Consumer Net Sales	**$431.9**	**$546.0**	**$(114.1)**	**(21)%**	**100.0%**	**100.0%**

(1) In millions.

The net sales decrease in this segment year-over-year was primarily a result of the following factors:

- Lower sales of our more established platforms and related software, primarily the Classic LeapPad system, and to a lesser extent, our My First LeapPad and Quantum LeapPad systems. This was partially offset by higher sales of Leapster and LittleTouch platforms and software.
- Retailers have been reluctant to take on additional inventory and have been lowering their inventory levels throughout 2004. We estimate that retailers have reduced their inventory levels of our products by approximately $30 million, based on wholesale prices, by the end of 2004.
- Price reductions on some of our LeapPad family of platforms and higher sales allowances.
- Weaker holiday toy sales in the United States.

International. Our International segment's net sales increased by $56.6 million, or 59%, from $96.6 million in 2003 to $153.2 million in 2004. On a constant currency basis, net sales increased 47% from 2003 to 2004. The favorable currency impact was due to the strength of the Canadian dollar and the British pound, and to a lesser extent, the Euro. The increase in our International segment was primarily due to:

- Higher sales in the United Kingdom and Canada, and to a lesser extent, increased sales in France. Increases were primarily due to greater market penetration resulting from more localized products and increased brand awareness.
- Higher sales to distributors. Sales increased in Australia due to an effective marketing campaign conducted by our distributor, which resulted in increased shelf space and brand awareness, and in 2004, we entered into the German-language market in Europe.
- A decrease in sales to Korea due to the termination of our relationship with our primary distributor, which partially offset sales gains.

Despite the large increase in sales in our International segment in 2004, we experienced a slowdown in LeapPad platform sales by our major customers in Canada and the United Kingdom during the fourth quarter of 2004. This trend indicates that LeapPad platform sales are maturing in these countries and that growth in our International segment in 2005 will be much slower.

Education and Training. Our Education and Training segment's net sales increased by $17.8 million, or 47% from $37.5 million in 2003 to $55.2 million in 2004. Our SchoolHouse division accounts for substantially all of the results of our Education and Training segment. The increase in net sales in this segment was primarily due to larger orders resulting from the continued market penetration of this segment's flagship product, the LeapTrack learning system. The LeapTrack learning system features the LeapPad and Quantum LeapPad personal learning tools. In addition, our SchoolHouse division experienced strong sales of our interactive content library resulting from successful direct marketing promotions, an overall expansion of a dedicated sales force, and increased product offerings and brand awareness.

Gross Profit

The gross profit in dollars for each segment and the related gross profit percentage of segment net sales were as follows:

	Year Ended December 31,					
	2004		2003		Change	
Segment	**$(1)**	**% of Segment's Net Sales**	**$(1)**	**% of Segment's Net Sales**	**$(1)**	**%**
U.S. Consumer	$158.4	36.7%	$266.1	48.7%	$(107.7)	(40)%
International	65.6	42.8%	51.4	53.2%	14.2	28%
Education and Training	35.1	63.5%	22.7	60.5%	12.4	55%
Total Company	**$259.0**	40.5%	**$340.1**	50.0%	**$ (81.1)**	**(24)%**

(1) In millions.

U.S. Consumer. The 12.0 percentage point decrease in our U.S. Consumer segment's gross profit percentage year-over-year was primarily the result of the following:

- Lower sales of products that carry a relatively high margin, such as LeapPad software and hardware, offset by growing sales in new, lower margin products, such as the Leapster product line. We are seeking to build a large base of installed Leapster platform users that will lead to the sale of higher margin Leapster software. We estimate that the impact of this unfavorable product mix contributed to a five percentage point decline in the gross profit percentage in 2004 versus 2003.
- Higher charges for excess and obsolete inventory of $14.6 million over 2003. Inventory reserves were increased due to obsolete and defective inventory comprised of raw materials and discontinued finished goods. The increase in reserves was due, at least in part, to significantly lower sales in the fourth quarter versus expectation for products to be discontinued in 2005. The increase in excess and obsolete inventories resulted in three percentage points of the decline in gross profit percentage in 2004 versus 2003.
- Higher fixed expenses, in dollars and as a percentage of net sales, including higher warehousing and freight resulting from higher inventory levels, and higher depreciation of capitalized tooling expenses resulting from tooling write-offs associated with discontinued products. Increased expenses were primarily attributed to operating inefficiencies incurred at our new distribution facility in Fontana, California. We estimate that these expenses contributed two percentage points of the decline in gross profit percentage in 2004 versus 2003.
- Price reductions on our established platforms, primarily our Classic LeapPad, which was implemented to drive future sales of these platforms and their related software products. We estimate that these price reductions resulted in one percentage point of the decline in gross profit percentage in 2004.
- Higher sales allowances granted to customers due to operational issues encountered during the start up of our new distribution facility. We estimate that these allowances resulted in one percentage point of the decline in gross profit percentage in 2004.

International. The 10.4 percentage point decrease in our International segment's gross profit percentage year-over-year was primarily due to:

- A higher percentage of sales derived from lower margin platforms;

- Larger mix of lower margin sales to distributors as compared to higher-margin sales direct to retailers; and
- Higher fixed expenses, including warehousing and freight expenses resulting from higher levels of inventory.

Education and Training. The three percentage point increase in our Education and Training segment's gross profit percentage year-over-year was primarily due to better net sales leverage achieved as the segment's fixed expenses represent a lower percentage of those sales, partially offset by lower margin ancillary services sold in conjunction with the LeapTrack learning system.

Selling, General and Administrative Expenses

The selling, general and administrative expenses in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,					
	2004		2003		Change	
Segment	$(1)	% of Total Company Net Sales	$(1)	% of Total Company Net Sales	$(1)	%
U.S. Consumer	$ 82.9	19.2%	$64.4	11.8%	$18.6	29%
International	17.1	11.2%	10.9	11.3%	6.2	57%
Education and Training	20.8	37.6%	16.3	43.6%	4.4	27%
Total Company	**$120.8**	18.9%	**$91.6**	13.5%	**$29.2**	**32%**

(1) In millions.

U.S. Consumer. The dollar increase in selling, general and administrative expenses for our U.S. Consumer segment was primarily due to:

- Higher employee and employee-related expenses of $3.3 million due to increased headcount;
- Expense of approximately $3.1 million related to the startup of our new distribution center;
- Higher legal expenses of $6.4 million primarily related to pending litigation; and
- Higher outside professional expenses of approximately $1.7 million related to the implementation of the internal control requirements of the Sarbanes-Oxley Act.

International. The dollar increase in selling, general and administrative expenses for our International segment was primarily due to:

- Higher compensation and related employee expenses, including sales commissions, in Europe of $2.3 million resulting primarily from increased headcount; and
- Increased marketing related expenses of $1.5 million.

Education and Training. The dollar increase in selling, general and administrative expenses for our Education and Training segment was primarily due to:

- Higher compensation and related employee expenses of $3.0 million resulting from expansion of the sales force; and
- Increased marketing related expenses of $ 1.4 million to support the segment's expansion.

Research and Development Expenses

The research and development expenses in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,				Change	
	2004		2003			
Segment	$(1)	% of Total Company Net Sales	$(1)	% of Total Company Net Sales	$(1)	%
U.S. Consumer	$54.3	12.6%	$49.1	9.0%	$ 5.2	11%
International	3.7	2.4%	3.7	3.8%	—	—
Education and Training	3.0	5.4%	4.9	13.0%	(1.9)	(39)%
Total Company	**$61.0**	9.5%	**$57.6**	8.5%	**$ 3.4**	**6%**

(1) In millions.

The increase in research and development expenses was due primarily to an increase in research and development spending in the our U.S. Consumer segment of $5.2 million, primarily due to the development of our new Fly pentop computer platform, Leapster software, and the production of new video titles. This increase was partially offset by a decrease in our Education and Training segment primarily due to the timing of the update of the current generation of platforms. We expect this expense to increase in 2005 as we begin to update the LeapTrack platform.

Research and development expenses, which we classify into two categories, product development and content development, were as follows:

	Year Ended December 31,				Change	
	2004		2003			
	$(1)	% of Net Sales	$(1)	% of Net Sales	$(1)	%
Content development	$32.0	5.0%	$31.0	4.6%	$1.0	3%
Product development	29.0	4.5%	26.6	3.9%	2.4	9%
Research and development	**$61.0**	9.5%	**$57.6**	8.5%	**$3.4**	**6%**

(1) In millions.

The increase in content development was primarily due to the development costs of Leapster software and internal costs associated with the production of new video titles. The increase in product development was primarily due to the development of our new Fly pentop computer platform.

Advertising Expense

The advertising expenses in dollars for each segment and the related percentage of our total net sales were as follows:

	Year Ended December 31,				Change	
	2004		2003			
Segment	$(1)	% of Total Company Net Sales	$(1)	% of Total Company Net Sales	$(1)	%
U.S. Consumer	$63.2	14.6%	$61.9	11.3%	$ 1.3	2%
International	19.6	12.8%	10.2	10.6%	9.4	93%
Education and Training	0.4	0.7%	1.7	4.5%	(1.3)	(76)%
Total Company	**$83.3**	13.0%	**$73.8**	10.8%	**$ 9.5**	**13%**

(1) In millions.

The increase in advertising expense was primarily related to increases in cooperative advertising of $3.9 million, television advertising of $3.1 million, and catalog expenses of $2.2 million as follows:

- Higher cooperative advertising costs in Canada and the United Kingdom with our major retailers;
- Higher television advertising primarily in the United Kingdom and Canada, and to a lesser extent, in the United States; and
- Higher spending related to the printing and distribution of our consumer and SchoolHouse catalogs.

Looking at selling, general and administrative expenses, research and development expenses, and advertising expenses in the aggregate, we expect that our operating expenses will decline as a percentage of net sales in 2005, due primarily to our company-wide realignment plan. The impact of the realignment plan targets expense reductions in our U.S. Consumer and International segments. We anticipate the operating expenses for our Education and Training segment to increase, primarily due to costs associated with the anticipated growth in this business segment.

Depreciation and Amortization Expenses (excluding depreciation of tooling and amortization of content development costs, which are included in cost of sales)

Depreciation and amortization expenses increased by $0.3 million, or 3%, from $7.7 million in 2003, to $8.0 million in 2004. As a percentage of net sales, depreciation and amortization expense increased from 1.1% in 2003 to 1.2% in 2004.

The increase in the depreciation and amortization expense primarily resulted from:

- Higher depreciation expense for computers and software;
- Increased amortization of intangible assets primarily related to a technology license purchased in 2004; and
- Lower amortization of website development expenses. Our original website design and development was fully amortized in August 2003.

Income (Loss) From Operations

Income (loss) from operations in dollars and the related percentage of segment net sales were as follows:

	Year Ended December 31,				Change	
	2004		2003			
Segment	**$(1)**	**% of Segment's Net Sales**	**$(1)**	**% of Segment's Net Sales**	**$(1)**	**%**
U.S. Consumer	$(49.9)	(11.5)%	$ 83.2	15.2%	$(133.1)	(160)%
International	24.9	16.3%	26.4	27.4%	(1.5)	(6)%
Education and Training	10.9	19.8%	(0.2)	(0.5)%	11.1	NA
Total Company	**$(14.0)**	(2.2)%	**$109.5**	16.1%	**$(123.4)**	(113)%

(1) In millions.

U.S. Consumer. The decline in operating income was primarily due to sales declines, lower gross margins, and to a lesser extent, an increase in operating expenses.

International. The operating income decrease was largely due to lower gross profit percentage and, to a lesser extent, increased operating expenses, partially offset by higher net sales and favorable foreign exchange translation. Foreign currency exchange rates favorably impacted our International segment's operating income by $1.9 million or 8% in 2004. The favorable currency impact was due to the strengthening of the British Pound and the Canadian Dollar.

Education and Training. The improvement in operating results was due to strong sales growth.

Other

Net Interest Income. Net interest income increased by $0.5 million, from $1.2 million in 2003 to $1.7 million in 2004. This increase was due to higher interest income resulting from our larger average cash balances and higher interest rates on invested balances.

Other Income (Expense). Other income (expense) decreased by $4.8 million from income of $4.7 million in 2003 to an expense of $0.2 million in 2004, primarily due to the following factors in 2003:

- A cash settlement we received in the first quarter of 2003 from Benesse Corporation, one of our primary distributors in Japan, for the early termination of a two-year sales agreement; and
- Gains in 2003 from fluctuation of foreign currency exchange rates. As discussed in Note 19 of the notes to our financial statements, in January 2004 we implemented a foreign exchange hedging program that is designed to minimize the impact of currency exchange rate movements on remeasurable balance sheet items.

Tax Rate. Our effective tax rate was 47.6% in 2004 and was 37.0% in 2003. The change in effective tax rate in 2004 resulted from several factors including tax benefits resulting from international sourcing operations, research and development credits and state tax benefits. Due to our pre-tax loss, the tax benefits caused the effective tax rate to increase.

Net Income (Loss)

Net income (loss) decreased by $79.2 million from income of $72.7 million in 2003 to a loss of $6.5 million in 2004 due to the above-described factors. As a percentage of net sales, net income (loss) decreased from 10.7% in 2002 to (1.0)% in 2004.

Twelve Months Ended December 31, 2003 Compared To Twelve Months Ended December 31, 2002

Net Sales

Net sales increased by $148.2 million, or 28%, from $531.8 million in 2002 to $680.0 million in 2003. Foreign currency exchange rates favorably impacted our total company net sales by 1% due to stronger international currencies. Net sales of our stand-alone, software and platform products increased by 42%, 31% and 18%, respectively, year-over-year.

Net sales for each segment and its percentage of total company net sales were as follows:

	Year Ended December 31,					
	2003		2002		Change	
Segment	$(1)	% of Total Company Net Sales	$(1)	% of Total Company Net Sales	$(1)	%
U.S. Consumer	$546.0	80%	$458.0	86%	$ 87.9	19%
International	96.6	14%	53.6	10%	43.0	80%
Education and Training	37.5	6%	20.1	4%	17.3	86%
Total Company	**$680.0**	100%	**$531.8**	100%	**$148.2**	**28%**

(1) In millions.

U.S. Consumer. Our U.S. Consumer segment's net sales increased by $87.9 million, or 19%, from $458.0 million in 2002 to $546.0 million in 2003. Net sales of platform, software and stand-alone products in dollars and as a percentage of total net sales were as follows:

	Net Sales		Change		% of Total	
	Year Ended December 31,				Year Ended December 31,	
	2003(1)	2002(1)	$(1)	%	2003	2002
Platform	$232.9	$207.1	$25.8	13%	42.7%	45.2%
Software	175.9	139.6	36.3	26%	32.2%	30.5%
Stand-alone	137.2	111.3	25.9	23%	25.1%	24.3%
Total U.S. Consumer Net Sales	**$546.0**	**$458.0**	**$88.0**	**19%**	**100.0%**	**100.0%**

(1) In millions.

The 13% increase in platform sales year-over-year was primarily due to the successful launch of our newest platform, the Leapster multimedia learning system, and the continued success of our LeapPad family of platforms. Our LeapPad family of platforms, includes two new platforms launched in 2003, LeapPad Plus Writing and LittleTouch LeapPad, and also includes our Classic LeapPad, My First LeapPad and Quantum LeapPad platforms.

The 26% growth in software sales year-over-year was primarily due to increased software sales related to our LeapPad family of platforms, and software sales for our Leapster platform.

The 23% increase in stand-alone sales was primarily due to the continued growth of our Leapstart Learning Table, Alphabet Pal and Hug & Learn Baby Tad product sales.

International. Our International segment's net sales increased by $43.0 million, or 80%, from $53.6 million in 2002 to $96.6 million in 2003. This segment comprised 14% of total company's net sales in 2003 and accounted for 29% of the increase in total company net sales from 2002 to 2003. The increase in our International segment was primarily due to increased sales in the United Kingdom and Canada, and to a lesser extent sales increases in France and Australia, offset by a decrease in Japan. Sales into the United Kingdom and Canada accounted for 44% and 38%, respectively, of the segment's sales increase from 2002 to 2003. The sales increase in the United Kingdom and Canada was primarily due to larger market penetration resulting from more localized products. Sales in Japan decreased 42% from 2002 to 2003, primarily due to the cancellation of our two-year Quantum LeapPad sales program with Benesse Corporation in the first quarter of 2003. However, we have an ongoing relationship with Benesse Corporation that focuses on our LeapPad platform and its related content.

Education and Training. Our Education and Training segment's net sales increased by $17.3 million, or 86%, from $20.1 million in 2002 to $37.5 million in 2003. The segment's 86% net sales increase year-over-year is attributed to the success and sales growth of our top four selling products in this segment, the LeapTrack Learning Center, the Literacy Center, the Ready, Set, Leap! program and the Language First! program. 2003 was the first full year of sales for each of the LeapTrack system, the Ready, Set, Leap! program and the Language First! program.

Gross Profit

The gross profit in dollars for each segment and the related gross profit percentage of segment net sales were as follows:

	Year Ended December 31,					
	2003		2002		Change	
Segment	$(1)	% of Segment's Net Sales	$(1)	% of Segment's Net Sales	$(1)	%
U.S. Consumer	$266.1	48.7%	$236.4	51.6%	$29.7	13%
International	51.4	53.2%	23.4	43.6%	28.0	120%
Education and Training	22.7	60.5%	10.3	51.1%	12.4	121%
Total Company	**$340.1**	50.0%	**$270.0**	50.8%	**$70.1**	**26%**

(1) In millions.

U.S. Consumer. The 2.9 percentage points decrease in gross profit percent year-over-year was primarily due to product mix and increased warehousing, freight and royalty expenses as follows:

- Unfavorable product mix was primarily due to sales of the new Leapster platform, which has a lower gross margin percent than our other platforms. In addition, our LeapPad Plus Writing and LittleTouch LeapPad platforms have lower margins than our existing mature platforms. Historically, as our platforms mature, gross margins have benefited from engineering improvements and higher sales volumes.
- Higher warehousing fees in 2003 were incurred due to increased sales volume and average inventory levels in 2003 compared to 2002.
- Higher freight expenses were due to increased ocean freight rates and due to airfreight costs incurred to expedite delivery of our new platforms, particularly the Leapster platform, from Asia in time for the holiday shopping season.
- Higher royalty expenses were incurred due to increased sales from our expanded library of licensed products for our existing and new platforms.

International. The 9.6 percentage point increase in gross profit percentage year over year was primarily due to lower product cost, partially offset by higher royalty, warehousing and freight expenses. Foreign exchange gains favorably impacted our International segment's gross profit by 8.3% in 2003.

Education and Training. The 9.4 percentage point increase in gross profit percentage year-over-year was primarily due to lower product cost and favorable product mix, offset by higher warehousing costs due to higher inventory levels, and content amortization expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $10.7 million, or 13%, from $80.9 million in 2002 to $91.6 million in 2003. As a percentage of net sales, selling, general and administrative expenses decreased from 15.2% in 2002 to 13.5% in 2003. All three of our business segments had reductions in selling, general and administrative expenses as a percentage of net sales. This was due primarily to leverage achieved against the strong growth in sales in all segments.

Selling, general and administrative expenses for our U.S. Consumer segment increased $4.3 million or 7% from 2002 to 2003. As a percentage of net sales, this expense decreased from 13.1% in 2002 to 11.8% in 2003.

The dollar increase was primarily due to higher salaries and benefit expenses, offset by lower litigation and incentive compensation expenses as follows:

- Salaries and related employee benefits were higher than in 2002 by $11.8 million, primarily due to the emphasis on building internal sales and marketing teams and infrastructure to support our worldwide expansion;
- Litigation expenses decreased by $9.4 million compared to 2002 primarily due to the settlement in the first half of 2003 of a number of outstanding legal proceedings that had been active throughout most or all of 2002; and
- Incentive compensation expense decreased by $2.7 million compared to 2002 as a result of reduced bonuses.

Selling, general and administrative expenses for our International segment increased $3.2 million, or 42%, from 2002 to 2003. As a percentage of net sales, this expense decreased from 14.4% in 2002 to 11.3% in 2003. The dollar increase in these expenses was largely related to higher fixed compensation expenses resulting from our operations in Europe, Canada and Asia.

Selling, general and administrative expenses for our Education and Training segment increased by $3.2 million or 24% from 2002 to 2003. As a percentage of net sales, this expense decreased from 65.3% in 2002 to 43.6% in 2002. The dollar increase in these expenses was primarily due to higher salaries and sales commissions expenses resulting from our substantial investment in our own direct sales force, offset by lower direct marketing and consulting expenses.

Research and Development Expenses

Research and development expenses increased by $3.2 million, or 6%, from $54.4 million in 2002 to $57.6 million in 2003. As a percentage of net sales, research and development expenses decreased from 10.2% in 2002 to 8.5% in 2003. The reduction in the percentage of net sales was primarily achieved through strong net sales growth in all segments and increased leverage of our internal software and platform development groups. The increased expenses year-over-year were due to higher spending in our U.S. Consumer and International segments, offset by lower spending in our Education and Training segment as follows:

- The increase in the U.S. Consumer and International segments was primarily due to the increased development of content for existing platforms and the development of three new platforms and their related content.
- The expense increase in our International segment was due to the localization of existing content to international cultures.
- The development of the current generation of platforms in our Education and Training segment was largely completed in 2002. Thus the spending in 2003 was only related to the refresh of existing content and development of new content.

Content development expenses increased by $1.9 million, or 6%, from $29.1 million in 2002 to $31.0 million in 2003. As a percentage of net sales, content development expenses decreased from 5.5% in 2002 to 4.6% in 2003. Spending on development of software content increased by 6% year-over-year primarily due to the development of content for our new line of platforms and an expanded assortment of content for our existing line of platforms.

Product development and engineering expenses increased by $1.3 million, or 5%, from $25.3 million in 2002 to $26.6 million in 2003. As a percentage of net sales, product development expenses decreased from 4.8% in 2002 to 3.9% in 2003. Spending on the development and engineering of new platforms and stand-alone products increased by 25% year-over-year while website engineering expenses decreased by 78%. The increase in new product development was primarily due to the development expenses for our LeapPad Plus Writing, LittleTouch LeapPad and Leapster platforms, each of which were launched in 2003. We largely completed the development and engineering of our website in 2002, and the expenses related to the maintenance of the website are classified as selling, general and administrative expenses beginning in the second quarter of 2003.

Advertising Expense

Advertising expense increased by $17.0 million, or 30%, from $56.7 million in 2002 to $73.8 million in 2003. As a percentage of net sales, advertising expense increased from 10.7% in 2002 to 10.8% in 2003. Our U.S. Consumer and International segments accounted for the entire increase in the advertising expense.

The increase in advertising expense was primarily related to increases in television advertising. The increase in television advertising expense was due to a substantial increase in media time used in an effort to strengthen our brand awareness and promote our expanded product line, including the introductions of our Leapster, LeapPad Plus Writing and LittleTouch LeapPad platforms. The increase in our International segment was related primarily to our television and print advertising spending in the United Kingdom and Canada.

Form 10-K

Depreciation and Amortization Expenses (excluding depreciation of tooling and amortization of content development costs, which are included in cost of sales)

Depreciation and amortization expenses increased by $1.0 million, or 16%, from $6.6 million in 2002, to $7.7 million in 2003. As a percentage of net sales, depreciation and amortization expense decreased from 1.3% in 2002 to 1.1% in 2003.

The increase in the depreciation and amortization expense is primarily due to higher depreciation expense of computers and software purchased to support our worldwide expansion, offset by lower amortization of website development expenses. Our original website was fully amortized in August 2003.

Income (Loss) From Operations

Our income from operations increased by $38.1 million, or 53%, from $71.4 million in 2002 to $109.5 million in 2003. As a percentage of net sales, our income from operations increased from 13.4% in 2002 to 16.1% in 2003. The improvement was primarily due to increased sales and operating expense leverage.

Income (loss) from operations in dollars and the related percentage of segment net sales were as follows:

	Year Ended December 31,					
	2003		2002		Change	
Segment	**$(1)**	**% of Segment's Net Sales**	**$(1)**	**% of Segment's Net Sales**	**$(1)**	**%**
U.S. Consumer	$ 83.2	15.2%	$72.7	15.9%	$10.5	15%
International	26.4	27.4%	7.7	14.4%	18.7	243%
Education and Training	(0.2)	(0.5)%	(9.0)	(44.9)%	8.8	98%
Total Company	**$109.5**	16.1%	**$71.4**	13.4%	**$38.1**	**53%**

(1) In millions.

U.S. Consumer. Our U.S. Consumer segment's income from operations increased by $10.5 million, or 15%, from $72.7 million in 2002 to $83.2 million in 2003 due largely to strong sales growth. As a percentage of net sales, income from operations decreased from 15.9% in 2002 to 15.2% in 2003. The decline was primarily due to lower gross margin, offset by improved expense leverage.

International. Our International segment's income from operations increased by $18.7 million, or 243%, from $7.7 million in 2002 to $26.4 million in 2003. As a percentage of net sales, income from operations increased from 14.4% in 2002 to 27.4% in 2003. The operating income increase was largely due to strong sales growth, primarily in the United Kingdom and Canada, increased gross profit percentage, and operating expense leverage. Foreign currency exchange rates favorably impacted our International segment's operating income by 9.6% in 2003. The favorable currency impact was due to the strengthening of the Canadian Dollar and the British Pound, and to a lesser extent, the Euro.

Education and Training. Our Education and Training segment's loss from operations improved from a loss of $9.0 million in 2002 to a loss of $0.2 million in 2003. This improvement in operating results was largely due to strong sales growth, increased gross profit percentage and operating expense leverage.

Other

Net Interest Income (Expense). Net interest income (expense) increased by $1.3 million, from an expense of $0.1 million in 2002 to income of $1.2 million in 2003. This increase resulted from our higher balance of invested average cash and short-term investment balances and the elimination of our debt in July 2002.

Other income. Other income increased by $3.6 million, or 343%, from $1.1 million in 2002 to $4.7 million in 2003. This increase was primarily due to foreign exchange gains resulting from the strengthening of the Canadian Dollar and the British Pound, and the one-time payment received from Benesse Corporation. The payment received from Benesse Corporation was in connection with the early cancellation of a Quantum LeapPad sales contract related to a discontinued direct-to-home program from Benesse's middle school subscribers.

Tax rate. Our effective tax rate was 37.0% in 2003 and was 39.9% in 2002. The 2003 effective tax rate was impacted by the research and development tax credits accumulated from current and prior years.

Net Income

Net income increased by $29.3 million, or 67%, from $43.4 million in 2002 to $72.7 million in 2003 due to the above-described factors. As a percentage of net sales, net income increased from 8.2% in 2002 to 10.7% in 2003.

Seasonality and Quarterly Results of Operations

Our business is subject to significant seasonal fluctuations. The majority of our net sales and all of our net income generally are realized during the third and fourth calendar quarters. In addition, our quarterly results of operations have fluctuated significantly in the past, and can be expected to continue to fluctuate significantly in the future, as a result of many factors, including:

- seasonal influences on our sales, such as the holiday shopping season and back-to-school purchasing;
- unpredictable consumer preferences and spending trends;
- the need to increase inventories in advance of our primary selling season; and
- the timing of introductions of new products.

For a discussion of these and other factors affecting seasonality, see "Risk Factors That May Affect Our Results and Stock Price—Our business is seasonal, and therefore our annual operating results will depend, in large part, on sales relating to the brief holiday season" and "—Our quarterly operating results are susceptible to fluctuations that could cause our stock price to decline."

The following table sets forth selected unaudited quarterly statement of operations information for 2003 and 2004. The unaudited quarterly information includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown. Given the low sales volumes, and the relatively fixed nature of our operating expenses, historically, we have been profitable in our third and fourth quarters and unprofitable in our first and second quarters. We expect that we will continue to incur losses during the first and second quarters of each year for the foreseeable future. In addition, due to the factors above, we were unprofitable in the fourth quarter of 2004. Because of the seasonality of our business and other factors, results for any interim period are not necessarily indicative of the results that may be achieved for the full fiscal year.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year Ended December 31,
	(In thousands, except per share data)				
2004					
Net sales	$ 71,632	$ 80,814	$231,094	$256,749	$640,289
Gross profit	31,948	36,467	93,553	97,077	259,045
Income (loss) from operations	(19,246)	(11,663)	30,639	(13,713)	(13,983)
Net income (loss)	(11,823)	(7,407)	20,233	(7,531)	(6,528)
Net income (loss) per common share:					
Basic	$ (0.20)	$ (0.12)	$ 0.34	$ (0.12)	$ (0.11)
Diluted	$ (0.20)	$ (0.12)	$ 0.33	$ (0.12)	$ (0.11)
2003					
Net sales	$ 76,733	$ 68,030	$203,888	$331,361	$680,012
Gross profit	40,641	35,821	104,822	158,860	340,144
Income (loss) from operations	(3,542)	(7,942)	52,581	68,361	109,458
Net income (loss)	(969)	(3,926)	33,404	44,166	72,675
Net income (loss) per common share:					
Basic	$ (0.02)	$ (0.07)	$ 0.58	$ 0.75	$ 1.27
Diluted	$ (0.02)	$ (0.07)	$ 0.55	$ 0.72	$ 1.20

Liquidity and Capital Resources

LeapFrog's primary sources of liquidity in 2004 and 2003 have been:

- Cash flows generated from operating activities: Net income in 2003 and tax benefits of stock option exercises, partially offset by increased working capital.
- Financing activities: Proceeds from the exercise of employee stock options and employee stock purchase plan of $13.0 million and $28.0 million in 2004 and 2003, respectively.

Cash and related balances are:

	December 31,		
	2004(1)	2003(1)	Change(1)
Cash and cash equivalents	$60.6	$ 45.3	$ 15.2
Short-term investments	28.2	67.3	(39.1)
Total	$88.8	$112.6	$(23.9)
% of total assets	16%	20%	
Restricted Cash			
Short-term	$ 8.4	$ —	$ 8.4
Long-term investments	$ 3.7	$ —	$ 3.7

(1) In millions.

Financial Condition

We believe our current cash and short-term investments, anticipated cash flow from operations, and future seasonal borrowings, if any, will be sufficient to meet our working capital and capital requirements through at least the end of 2006.

We estimate that our capital expenditures for 2005 will be between $18.0 million and $22.0 million, as compared to $20.5 million in 2004. The capital expenditures will be primarily for manufacturing tool purchases for use in the production of both existing and new products and purchases related to the upgrading of our information technology capabilities.

We have access to an unsecured credit line to fund our operations, if needed. This unsecured credit facility of $30 million was entered into on December 31, 2002, with an option to increase the facility to $50 million, for working capital purposes. This agreement was amended in February 2004 to raise the allowable limit of investment in our foreign subsidiaries. On December 31, 2004 we exercised our option and increased the facility to $50 million.

The agreement requires that we comply with certain financial covenants, including the maintenance of a minimum quick ratio on a quarterly basis and a minimum level of "EBITDA," as defined in the agreement, on a rolling quarterly basis. We received a waiver from the financial institution specifically for the maintenance of a minimum level of EBITDA for the quarter ended December 31, 2004. On December 31, 2004, we were in compliance with all covenants taking into account the waiver issued by the financial institution. We are in discussions with the financial institution to revise the financial covenants we will be required to comply with going forward.

The level of a certain financial ratio maintained by us determines interest rates on borrowings. The interest rate will be between prime and prime plus 0.25% or LIBOR plus 1.25% and LIBOR plus 2.00%. We had outstanding letters of credit of $13.6 million as of December 31, 2004, of which $8.4 million was cash collateralized and is reflected as restricted cash in our balance sheet. Our outstanding letters of credit at December 31, 2003 were $0.3 million.

Cash and cash equivalents increased by $15.2 million in 2004. The change in cash and cash equivalents is as follows:

	December 31,		
	2004(1)	2003(1)	2002(1)
Net cash provided by operating activities	$ 0.1	$ 26.8	$ 22.5
Net cash used in investing activities	(0.1)	(76.2)	(25.0)
Net cash provided by financing activities	13.0	30.6	57.5
Effect of exchange rate changes on cash	2.2	0.7	0.2
Increase in cash and cash equivalents	**$15.2**	**$(18.1)**	**$ 55.2**

(1) In millions.

Cash and cash equivalents combined with short-term investments declined $23.9 million from 2003 to 2004. The decline was primarily caused by:

- An increase in inventory of $40.3 million and our net loss from operations;
- Offset by $13.0 million of cash provided from financing activities from the exercise of stock options and employee stock plan purchases.

Our cash flow is very seasonal, as more than 75% of our sales typically occur in the last two quarters of the year as retailers expand inventories for the holiday selling season. Our accounts receivable balances are the highest in the last two months of the fourth quarter, and payments are not due until the first quarter of the following year. Cash used to build inventory is typically the highest in the third quarter as we increase inventory to meet the holiday season demand. However, in 2004 we began increasing our inventory build earlier than in past years in order to be in a better position to fulfill third and fourth quarter demand, and to facilitate the implementation of our supply chain initiatives. We also ended the year with higher than desired inventory balances due to lower than expected sales. As a result of the seasonality of our business, cash flow from operating activities is generally strongest in the first and fourth quarters of the year, as illustrated in the table below:

Quarterly cash flow from operating activities were as follows:

	Cash Flow From Operating Activities		
	2004 (1)	**2003 (1)**	**2002 (1)**
1st Quarter	$108.3	$ 50.1	$ 40.7
2nd Quarter	(31.8)	(1.4)	(1.5)
3rd Quarter	(48.5)	(34.0)	(34.0)
4th Quarter	(27.9)	12.1	17.3
Total	**$ 0.1**	**$ 26.8**	**$ 22.5**

(1) In millions.

Operating activities

Net cash provided by operating activities was $0.1 million in 2004 compared to $26.8 million for 2003 and $22.5 million in 2002.

The $26.7 million decrease in net cash provided by operating activities from 2003 to 2004 was primarily due to the following factors:

- Net loss in 2004 of $6.5 million compared to net income of $72.7 million in 2003;
- Increase in inventory levels;
- Timing of accounts payable payments; and
- Offset by lower income tax payments resulting from tax benefits related to employee exercise of stock options.

Working Capital—Major Components

Accounts receivable

Gross accounts receivable declined to $230.7 million at December 31, 2004 from $281.7 million at December 31, 2003. Allowances for doubtful accounts increased to $2.5 million at December 31, 2004 from $1.6 million at December 31, 2003. As a percentage of gross accounts receivable, allowances for doubtful accounts increased to 1.1% at December 31, 2004 from 0.6% at December 31, 2003. The increase in the reserve for doubtful accounts was primarily due to initial and additional provisions made for one retailer and one distributor in financial distress. Our days-sales-outstanding, or DSO, at December 31, 2004 was 80.0 days compared to 76.1 days at December 31, 2003.

The decreases in our accounts receivable was primarily due to the $74.6 million decrease in net sales in the fourth quarter of 2004 as compared to the fourth quarter of 2003. The increase in our DSO was primarily due to delayed payments from our customers due to operational issues encountered with our new distribution facility located in Fontana, California.

Inventory

Inventory increased to $131.2 million at December 31, 2004 from $90.9 million at December 31, 2003. The reasons for this increase include:

- Our inability to forecast shipment levels rapidly enough to respond by adjusting production flow. Production was based on significantly higher forecasted sales volumes than those actually achieved.
- During 2004, we continued to experience significant operational difficulties associated with our supply chain operations, including inventory planning and logistics.
- Additionally, we experienced significant difficulties associated with the opening of our new Fontana, California distribution facility. This facility, which is operated by a third party logistics firm, began shipping products in August 2004.

Inventories consisted of the following:

	December 31,		
	2004 (1)	2003 (1)	Change (1)
Raw materials	$ 39.7	$29.3	$ 11.7
Work in process	6.1	—	6.1
Finished goods	102.8	64.9	36.6
Reserves	(17.4)	(3.3)	(14.1)
Inventories, net	$131.2	$90.9	$ 40.3

(1) In millions.

The $40.3 million increase in inventory from December 31, 2003 to December 31, 2004 consisted of the following:

- $22.1 million increase in finished goods consisting primarily of Leapster platforms and related software and certain stand-alone products;
- $14.5 million increase in finished goods in the International segment;
- $11.7 million increase in raw materials due to longer lead times in our manufacturing process and new product components primarily related to Leapster platform products; and
- $6.1 million increase in work in process relating to our assumption of all risks and benefits of component parts and materials under the manufacturing agreements that we entered into with our contract manufacturers.

These increases in inventory were partially offset by $14.1 million increase in obsolete and excess inventory reserves.

Accounts payable

Accounts payable decreased to $62.8 million at December 31, 2004 from $86.2 million at December 31, 2003. The decrease in accounts payable was primarily due to timing of accounts payable payments and decreased inventory purchases in the fourth quarter of 2004. Inventory purchases were lowered due to the slowdown in sales in the third and fourth quarters of 2004.

Accrued liabilities

Accrued liabilities increased to $53.9 million at December 31, 2004 from $44.6 million at December 31, 2003. The increase in accrued liabilities consisted primarily of a $4.9 million increase in accrued cooperative advertising, higher legal expenses, and an overall increase in operating expenses in the fourth quarter of 2004.

Income taxes payable

Income taxes payable increased to $7.0 million at December 31, 2004 from $4.7 million at December 31, 2003.

Substantially all of our income tax payments are made in December and March due to the seasonality of our business. In 2004, $1.4 million in income tax payments were made compared to $14.8 million in the same period of 2003. The lower income tax payments were primarily due to the tax deduction received for the exercise of stock options in 2003, which resulted in a reduction of income taxes payments of approximately $16.0 million in 2004.

Investing activities

Net cash used in investing activities was $0.1 million in 2004, compared to $76.2 million 2003. The primary components of net cash used in investing activities for 2004 compared to 2003 were:

- Net sale of short-term investments of $26.7 million in 2004 compared with net purchases of short-term investments of $57.5 million in 2003.
- Purchase of property and equipment of $20.5 million in 2004, primarily related to our supply chain initiatives and manufacturing tools. In 2003, we used $15.8 million for purchases of property and equipment related primarily to computers and software and manufacturing tools.
- Purchase of intangible assets of $6.3 million, related primarily to a technology license agreement we entered into in the first quarter of 2004. In 2003, we used $3.0 million for the purchase of intangible assets for certain trademark rights in connection with the settlement of a lawsuit.

Financing activities

Net cash provided by financing activities was $13.0 million in 2004 compared to $30.6 million for the same period in 2003. The primary component of cash provided by financing activities in both years was proceeds received from the exercise of stock options and purchases of our common stock pursuant to our employee stock purchase plan. Included in 2003 is the receipt of $2.6 million from the payment of notes receivable from stockholders.

Contractual Obligations

We conduct our corporate operations from leased facilities and lease some equipment under operating leases. Generally, these have initial lease periods of three to twelve years and contain provisions for renewal options of five years at market rates. The following table summarizes our outstanding long-term contractual obligations at December 31, 2004.

	Payments Due by Period				
	Total (1)	Less Than 1 Year (1)	1-3 Years (1)	4-5 Years (1)	More Than 5 Years (1)
Operating Leases	$41.6	$ 6.4	$15.6	$ 9.0	$10.6
Royalty Guarantees	19.0	15.3	3.7	—	—
Total	$60.6	$21.7	$19.3	$ 9.0	$10.6

We have provided irrevocable standby letters of credit to several of our inventory manufacturers and one technology partner. The standby letters of credit guarantee performance of the obligations of certain of our foreign subsidiaries to pay for trade payables and contractual obligations of up to $13.6 million. Of the $13.6 million, $8.4 million is fully secured by cash deposits with the issuer. During January 2005, $13.4 million of the $13.6 million of outstanding letters of credit expired or were cancelled and related cash collateral of $8.4 million was released. The cash collateral related to the $8.4 million is classified in "restricted cash" on our balance sheet at December 31, 2004.

In January 2004, we entered into a ten-year technology license agreement with a foreign company to jointly develop and customize our respective technologies to be combined in a platform and related licensed products. The agreement called for contractual payments of $6.0 million in license fees in 2004 and $11.0 million in advance royalties payable in 2005. Additionally, we paid $1.0 million of engineering fees subject to attainment of specific milestones.

In April 2004, we entered into a lease for a distribution center located in Fontana, California. The lease is for a building with approximately 600,000 square feet and has a term that expires in December 2010. Our minimum lease obligations over the term of the lease are $13.9 million.

In March 2005, we amended our lease agreement for our corporate offices in Emeryville, California to extend the term of the lease from January 31, 2006 to March 31, 2016. The minimum lease obligations under the amended lease agreement are $20.0 million. This commitment is included in the above schedule.

Change in Results from Reported Earnings

On February 15, 2005 we reported our preliminary, unaudited results for fiscal 2004. These preliminary results differed slightly from the results included in this report on Form 10-K. Changes from the preliminary results are as follows:

- Net sales increased $1.5 million to $640.3 million, due to the reduction of sales allowances;
- Costs of goods sold decreased $0.7 million due to lower inventory reserves; and
- Operating expenses decreased by $0.1 million due to changes in various expense accruals.

The three preceding factors caused a reduction of our 2004:

- Loss from operations by $2.1 million from ($16.1) million to ($14.0) million;
- Net loss by $1.5 million from ($8.0) million to ($6.5) million; and
- Net loss per share by $0.02 per share from ($0.13) per share to ($0.11) per share.

Related Party Transactions

We are reporting the following related party transactions that involve Knowledge Universe, LLC and Lawrence J. Ellison, as we were a subsidiary of Knowledge Universe in 2002 and through April 2003. From April 2003 through April 2004, Lawrence J. Ellison and entities controlled by him, Michael R. Milken, Lowell J. Milken, and Knowledge Universe (which is controlled by Messrs. M. Milken, L. Milken and Ellison) and its affiliates owned a majority of our voting shares. From April 2004, we have been a subsidiary of Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, which owns a majority of our voting shares. In April 2004, Knowledge Universe, LLC changed its name to "KU LLC" and in October 2004, KU LLC changed its name to "Krest LLC."

- In 2004, 2003 and 2002 we purchased software products and support services from Oracle Corporation totaling $406,000, $569,000, and $280,000 respectively. As of December 31, 2004, Lawrence J. Ellison, the Chairman and Chief Executive Office of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership of approximately 16,750,000 shares of our Class B common stock, which represents approximately 54% of the combined voting power of our Class A common stock and Class B common stock. For more information, see "Risk Factors That May Affect Our Results and Stock Price—One stockholder controls a majority of our voting power as well as the composition of our board of directors." Jeffrey Berg, a former member of our board of directors who resigned in February 2005, serves on the board of directors of Oracle Corporation.
- In August 1999, we purchased a 19.9% ownership interest in Knowledge Kids Media Group, Inc., an affiliate of Krest LLC, for $2.0 million. Krest LLC indirectly owned 80.1% of Knowledge Kids Media

Group. Knowledge Kids Media Group owned substantially all of the voting power of Knowledge Kids Network, Inc. Sarina D. Simon, a member of our board of directors until June 2004, was Chief Executive Officer of Knowledge Kids Media Group and Knowledge Kids Network from January 1999 to June 2004. In 1999 and 2000, we wrote off our entire investment in Knowledge Kids Media Group. Knowledge Kids Media Group was dissolved in August 2004.

- In March 2001, we entered into an agreement with Knowledge Kids Network, in which Knowledge Kids Network, an affiliate of Krest LLC, agreed to develop content and provide technical services in connection with LeapPad interactive books. We incurred no expenses in 2004, and in 2003 and 2002, we incurred $122,000 and $658,000, respectively, in expenses for services from Knowledge Kids Network. In June 2004, we entered into an asset purchase agreement with and purchased certain assets from Knowledge Kids Network and its wholly-owned subsidiary Kids and Family Edge LLC for a total purchase price of $300,000. We purchased the assets in order to obtain the contents of a children's website developed by Knowledge Kids Network and to benefit from a contract giving us online advertising impressions.
- In July 2002, we entered into a tax sharing agreement with Knowledge Universe, Inc., a Krest LLC affiliate, with respect to certain state tax matters. In accordance with the agreement, we were required to pay Knowledge Universe, Inc. amounts equal to what our liability would have been as a stand-alone taxpayer in 2002 and prior years. In the course of preparing the state income tax returns for 2003, it was determined that we were no longer a part of a unitary group with Knowledge Universe, Inc. for the entire year of 2003. The liabilities computed under the tax sharing agreement were $0 in 2004 and 2003, and $2.7 million in 2002. We are currently in a dispute with Knowledge Universe, Inc. relating to the settlement of certain amounts under the tax sharing agreement. We are claiming a refund of $635,000 in overpaid state taxes from Knowledge Universe, Inc. while Knowledge Universe, Inc. is claiming approximately $1.2 million for payment of tax attributes that were allocated to us under state tax law.
- Affinity Squared, Inc., an affiliate of Krest LLC, provides health and welfare plan administration services to us. In 2004, 2003 and 2002, $65,000, $201,000 and $267,000 respectively, was incurred by us for services provided by Affinity Squared, Inc. Accounts payable to Affinity Squared, Inc. was $0, $14,000, and $26,000 at December 31, 2004, 2003 and 2002, respectively.

The law firm of Maron & Sandler served as our primary outside general counsel from August 1997 through July 2002. As of December 2004, they no longer provided legal services to us and are no longer the transfer agent for our Class B common stock. Stanley E. Maron, a member of our board of directors, is a partner of Maron & Sandler. In 2004, 2003 and 2002, we paid Maron & Sandler $9,000, $5,000 and $320,000, respectively, for legal services rendered to us. In addition, Mr. Maron and other attorneys of Maron & Sandler hold interests in an entity that holds non-voting units of a limited liability company that holds an equity interest in Krest LLC. These non-voting units amount to a less than 1% economic interest in Krest LLC.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or FASB, issued FAS No. 151, "Inventory Costs," or FAS 151. FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight handling costs and waste material (spoilage). The statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, the statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of this standard to have any material impact on our results of operations.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under

Form 10-K

the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, and allowed under the original provisions of SFAS No. 123. SFAS No. 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. The requirements of SFAS No. 123R are effective for fiscal periods beginning after June 15, 2005. If we had applied the provisions of SFAS No. 123R to our consolidated financial statements for the period ending December 31, 2004, using the Black-Scholes model our net loss would have increased by approximately $6.9 million. SFAS No. 123R allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123 or only to interim periods in the year of adoption. We are currently evaluating these transition methods.

Risk Factors That May Affect Our Results and Stock Price

Our business and our stock price are subject to many risks and uncertainties that may affect our future financial performance. Some of the risks and uncertainties that may cause our operating results to vary or that may materially and adversely affect our operating results are as follows:

If we fail to predict consumer preferences and trends accurately, develop and introduce new products rapidly or enhance and extend our existing core products, our sales will suffer.

Sales of our platforms, related software and stand-alone products typically have grown in the periods following initial introduction, but we expect sales of specific products to decrease as they mature. For example, in 2004, we experienced a significant decrease in the net sales of our Classic LeapPad and My First LeapPad business in our U.S. Consumer segment compared to 2003. The introduction of new products and the enhancement and extension of existing products, through the introduction of additional software or by other means, are critical to our future sales growth. The successful development of new products and the enhancement and extension of our current products will require us to anticipate the needs and preferences of consumers and educators and to forecast market and technological trends accurately. Consumer preferences, and particularly children's preferences, are continuously changing and are difficult to predict. In addition, educational curricula change as states adopt new standards. The development of new interactive learning products requires high levels of innovation and this process can be lengthy and costly. To remain competitive, we must continue to develop enhancements of our NearTouch and other technologies successfully, as well as successfully integrate third-party technology with our own. In Fall 2005, we plan to introduce a number of new platforms, stand-alone products and interactive books and other software for each of our three business segments, including our Fly pentop computer, which is targeted at an older age group of consumers than we have focused on in the past, and our Leapster L-MAX handheld for television-based learning. We cannot assure you that these products will be successful or that other products will be introduced or, if introduced, will be successful. The failure to enhance and extend our existing products or to develop and introduce new products that achieve and sustain market acceptance and produce acceptable margins would harm our business and operating results.

Our business is seasonal, and therefore our annual operating results depend, in large part, on sales relating to the brief holiday season.

Sales of consumer electronics and toy products in the retail channel are highly seasonal, causing the substantial majority of our sales to retailers to occur during the third and fourth quarters. In 2004, approximately 76% of our total net sales occurred during this period. This percentage of total sales may increase as retailers become more efficient in their control of inventory levels through just-in-time inventory management systems. Generally, retailers time their orders so that suppliers like us will fill the orders closer to the time of purchase by consumers, thereby reducing their need to maintain larger on-hand inventories throughout the year to meet demand. While these techniques reduce retailers' investments in their inventory, they increase pressure on suppliers to fill orders promptly and shift a significant portion of inventory risk and carrying costs to suppliers like us. The logistics of supplying more products within shorter time periods will increase the risk that we fail to meet tight shipping schedules, which could damage our relationships with retailers, increase our shipping costs or cause sales opportunities to be delayed or lost. For example, in the second half of 2004, we had operational difficulties related to our new U.S. distribution center, which had an adverse impact on our 2004 financial results. The seasonal pattern of sales in the retail channel requires significant use of our working capital to manufacture and carry inventory in anticipation of the holiday season, as well as early and accurate forecasting of holiday sales. Failure to predict accurately and respond appropriately to consumer demand on a timely basis to meet seasonal fluctuations, or any disruption of consumer buying habits during this key period, would harm our business and operating results.

Our quarterly operating results are susceptible to fluctuations that could cause our stock price to decline.

Historically, our quarterly operating results have fluctuated significantly. For example, our net income (loss) for the first, second, third and fourth quarters of 2004 was $(11.8) million, $(7.4) million, $20.2 million and $(7.5) million, respectively. Our net income (loss) for the first through fourth quarters of 2003 was $(1.0) million, $(3.9) million, $33.4 million and $44.2 million, respectively. We expect these fluctuations to continue for a number of reasons, including:

- seasonal influences on our sales, such as the holiday shopping season and back-to-school purchasing;
- the mix of higher and lower margin products purchased by our customers and consumers;
- unpredictable consumer preferences and spending trends;
- the need to increase inventories in advance of our primary selling season;
- timing of new product introductions;
- general economic conditions;
- the availability and cost of components, materials and shipping services for our products;
- the financial condition of our retail customers;
- our ability to more efficiently manage our shipping and logistics operations;
- the results of legal proceedings;
- changes in our pricing policies, the pricing policies of our competitors and general pricing trends in consumer electronics and toy markets;
- international sales volume and the mix of such sales among countries with similar or different holidays and school years than the United States;
- the impact of strategic relationships;
- the sales cycle to schools, which may be uneven, depending on budget constraints, the timing of purchases and other seasonal influences; and
- the timing of orders by our customers and our ability to fulfill those orders in a timely manner, or at all.

For example, Toys "R" Us, one of our key customers, is currently undergoing an announced strategic evaluation and potential sale of some or all of its worldwide operations and assets that may affect its buying patterns, buying levels and number of total retail outlets. In turn, the effects of any change in orders from Toys "R" Us or other retailers could have a material effect on our quarterly operating results.

We expect that we will continue to incur losses during the first and second quarters of each year for the foreseeable future. If we fail to meet our projected net sales or other projected operating results, or if we fail to meet analysts' or investors' expectations, the market price of our Class A common stock could decrease.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our future financial results and our management may not be able to provide its report on the effectiveness of our internal controls as required by the Sarbanes-Oxley Act.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2004, and this assessment identified material weaknesses in our internal control over financial reporting. Discussion of these weaknesses and our responsive measures are summarized in "Item 9A. Controls and Procedures" of this report. Although our independent auditors have issued an unqualified opinion on our 2004 financial statements and we have taken steps to correct the internal control deficiencies that resulted in these material weaknesses, the efficacy of the steps we have taken to date and the steps we are still in the process of taking to improve the reliability of our financial statements in the future are subject to continued management review supported by confirmation and testing by our internal auditors, as well as oversight by the audit committee of our board of directors. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or prevent us from accurately reporting our financial results or cause us to fail to meet our reporting obligations in the future. In addition, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could result in the decrease of the market price of our Class A common stock.

Our rapid growth has presented significant challenges to our management systems and resources, particularly in our supply chain and information systems, and as a result we may experience difficulties managing our growth.

We have grown rapidly, both domestically and internationally. Our net sales were $314.2 million in 2001 and $640.3 million in 2004. During this period, the number of different products we offered at retail also increased significantly, and we have opened offices in Canada, France, Macau and Mexico. At December 31, 2001, we had 438 full-time employees and at March 9, 2005, we had 889 full-time employees. We are upgrading existing and implementing new operational information systems, including supply chain management systems. Further, in July 2004, we began consolidating multiple third-party distribution warehouses into a single distribution warehouse to handle our needs, and this warehouse is being operated by a new third-party logistics service provider. During the second half of 2004, we had significant difficulties operating our management systems and the new consolidated distribution center during our peak shipping season. This expansion has presented, and continues to present, significant challenges for our management systems and resources and has resulted in a significant adverse impact on our operating and financial results. If we fail to improve and maintain management systems and resources sufficient to keep pace with our business needs, our operating results could continue to suffer.

We depend on key personnel, and we may not be able to retain, hire and integrate sufficient qualified personnel to maintain and expand our business.

Our future success depends partly on the continued contribution of our key executives, technical, sales, marketing, manufacturing and administrative personnel. The loss of services of any of our key personnel could harm our business. The loss of the services of any of our officers or senior managers, or our inability to fill or delay in filling key positions, could disrupt operations in their respective departments and could cause our financial results to suffer. Recruiting and retaining skilled personnel is highly competitive. If we fail to retain, hire, train and integrate qualified employees and contractors, we will not be able to maintain and expand our business. In addition, several members of our senior management have been with us for less than one year, including our Chief Financial Officer, Chief Marketing Officer and Chief Information Officer, and we are currently searching for a new senior executive to be in charge of our supply chain. Any failure to integrate these senior officers into our business or to manage our expansion effectively could harm our business.

We currently rely, and expect to continue to rely, on our LeapPad family of platforms and related interactive books for a significant portion of our sales.

Our Classic LeapPad, LeapPad Plus Writing and Quantum LeapPad platforms, each of which is based on our NearTouch technology, together with interactive books related to those platforms that are generally compatible with any of those platforms, accounted for an aggregate of approximately 37% of our net sales in 2004. Our My First LeapPad platform and My First LeapPad interactive books accounted for an aggregate of approximately 9% of our net sales in 2004, and our Leapster learning system and its interactive software accounted for an aggregate of approximately 16% of our net sales in 2004. No other product line, together with any related software, accounted for more than approximately 10% of our net sales through 2004. A significant portion of our future sales will depend on the continued commercial success of our Classic LeapPad, LeapPad Plus Writing, Quantum LeapPad platforms and compatible interactive books, our My First LeapPad platforms and related interactive books, and our Leapster learning system and related interactive software. If the sales for our Classic LeapPad, LeapPad Plus Writing, Quantum LeapPad and My First LeapPad platforms and our Leapster learning system are below expected sales or if sales of their related interactive books do not grow as we anticipate, sales of our other products may not be able to compensate for these shortfalls and our overall sales would suffer.

Form 10-K

If we are unable to compete effectively with existing or new competitors, our sales and market share could decline.

We currently compete primarily in the infant and toddler category, preschool category and electronic learning aids category of the U.S. toy industry and, to some degree, in the overall U.S. and international toy industry. Our SchoolHouse division competes in the U.S. supplemental educational materials market. Each of these markets is very competitive and we expect competition to increase in the future. For example, Mattel, Inc. sells under its Fisher-Price brand products called "PowerTouch" having functionality similar to that of our LeapPad and LittleTouch LeapPad platforms. Also, VTech Holdings Ltd. and Mattel under its Fisher-Price brand sell, V.Smile and InteracTV, respectively, which are television-based learning products that allow for video game-play similar to our Leapster learning system. We believe that we are beginning to compete, and will increasingly compete in the future, with makers of popular game platforms and smart mobile devices such as personal digital assistants. For example, we are beginning to cross over into their markets with products such as our Leapster handhelds, iQuest handheld and planned products, such as our Fly pentop computer. These companies are well situated to compete effectively in our primary markets. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in consumer requirements or preferences or to new or emerging technologies. They may also devote greater resources to the development, promotion and sale of their products than we do. We cannot assure you that we will be able to compete effectively in our markets.

We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities.

We outsource substantially all of our finished goods assembly manufacturing to 19 Asian manufacturers, most of who manufacture our products at facilities in the Guangdong province in the southeastern region of China. In 2004, we initiated a supply chain management project to strengthen our finished goods production capabilities by expanding our operations in Asia and formalizing relationships with our third-party manufacturers. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion and at satisfactory quality and cost levels. We generally allow retailers and distributors to return or receive credit for defective or damaged products. If our manufacturers fail to produce quality finished products on time, at expected cost targets and in sufficient quantities due to capital shortages, late payments from us, political instability, labor shortages, health epidemics, intellectual property disputes, changes in international economic policies, natural disasters, energy shortages, terrorism or other disruptions to their businesses, our reputation and operating results would suffer. In addition, if our manufacturers decide to increase production for their other customers, they may be unable to manufacture sufficient quantities of our finished products and our business could be harmed.

Our business depends on three retailers that together accounted for approximately 64% of our net sales in 2004, and 86% of the U.S. Consumer segment sales, and our dependence upon a small group of retailers may increase.

Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted in the aggregate for approximately 64% of our net sales in 2004. In 2004, sales to Wal-Mart (including Sam's Club), Toys "R" Us and Target accounted for approximately 28%, 23% and 13%, respectively, of our consolidated net sales. We expect that a small number of large retailers will continue to account for a significant majority of our sales and that our sales to these retailers may increase as a percentage of our total sales. In addition, if any of these retailers experience significant financial difficulty in the future or otherwise fails to satisfy their accounts payable, our allowance for doubtful accounts receivable could be insufficient. For example, at December 31, 2004, Wal-Mart (including Sam's Club) accounted for approximately 30% of our accounts receivable, Toys "R" Us accounted for approximately 32% of our accounts receivable and Target accounted for approximately 14% of our accounts receivable. If any of these retailers reduce their purchases from us, change the terms on which we conduct business with them or experience a future downturn in their business, our business and operating results could be harmed.

We do not have long-term agreements with our retailers and changes in our relationships with retailers could significantly harm our business and operating results.

We do not have long-term agreements with any of our retailers. As a result, agreements with respect to pricing, shelf space, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each retailer. Retailers make no binding long-term commitments to us regarding purchase volumes and make all purchases by delivering one-time purchase orders. If the number of our products increases as we have planned or the roll out of versions of our Learning Center shelf displays in selected retail stores proceeds as we anticipate, we will require more retail shelf space to display our various products. Any retailer could reduce its overall purchases of our products, reduce the number and variety of our products that it carries and the shelf space allotted for our products, decide not to incorporate versions of our Learning Center shelf displays in its stores or otherwise materially change the terms of our current relationship at any time. Any such change could significantly harm our business and operating results.

Our international consumer business may not succeed and our future operating results could be harmed by economic, political, regulatory and other risks associated with international sales and operations.

We have limited experience with sales operations outside the United States. We began selling directly to retailers in Canada in June 2002, to retailers in France in July 2002, and to retailers in Mexico in September 2003, and we entered the German-speaking markets in Europe through our distributor, Stadlbauer Marketing + Vertrieb G.m.b.H., in Fall 2004. We derived approximately 24% of our net sales from outside the United States in 2004, 14% in 2003, and 10% in 2002. We intend to increase our international sales through additional overseas offices to develop further our direct sales efforts, distributor relationships and strategic relationships with companies with operations outside of the United States, such as Benesse Corporation in Japan. However, these and other efforts may not help increase sales of our products outside the United States. Our business is, and will increasingly be, subject to risks associated with conducting business internationally, including:

- political and economic instability, military conflicts and civil unrest;
- existing and future governmental policies;
- greater difficulty in staffing and managing foreign operations;

- complications in modifying our products for local markets or in complying with foreign laws, including consumer protection laws, competition laws and local language laws;
- transportation delays and interruptions;
- greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;
- trade protection measures and import or export licensing requirements;
- currency conversion risks and currency fluctuations;
- longer payment cycles, different accounting practices and problems in collecting accounts receivable; and
- limitations, including taxes, on the repatriation of earnings.

Any difficulty with our international operations could harm our future sales and operating results.

Our future growth will depend in part on our Education and Training Group, which may not be successful.

We launched our Education and Training Group in June 1999 to deliver classroom instructional programs to the pre-K through 8th grade school market and explore adult learning opportunities. To date the SchoolHouse division, which accounts for substantially all of the results of our Education and Training segment, has incurred cumulative operating losses. Sales from our SchoolHouse division's curriculum-based products will depend principally on broadening market acceptance of those products, which in turn depends on a number of factors, including:

- our ability to demonstrate to teachers and other key educational institution decision-makers the usefulness of our products to supplement traditional teaching practices;
- the willingness of teachers, administrators, parents and students to use products in a classroom setting from a company that may be perceived as a toy manufacturer;
- the effectiveness of our sales force;
- our ability to generate recurring revenue from existing customers through various marketing channels; and
- the availability of state and federal government funding to defray, subsidize or pay for the costs of our products which may be severely limited due to:
  - budget shortfalls currently faced by many states and the federal government;
  - reappropriation by states and the federal government for natural disaster relief; and
  - our ability to demonstrate that our products improve student achievement.

If we cannot continue to increase market acceptance of our SchoolHouse division's supplemental educational products, the division may not be able to sustain its recent operating profits and our future sales could suffer. As of December 31, 2004, the net unamortized balance of our capitalized content development costs relating to our SchoolHouse division was $1.6 million. If the SchoolHouse division does not continue to achieve operating profits, we may have to write off some or all of the balance of these costs, which could significantly harm our operating results.

Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses or to stop selling some or all of our products or using some of our trademarks.

In the course of our business, we periodically receive claims of infringement or otherwise become aware of potentially relevant patents, copyrights, trademarks or other intellectual property rights held by other parties.

Upon receipt of this type of communication, we evaluate the validity and applicability of allegations of infringement of intellectual property rights to determine whether we must negotiate licenses or cross-licenses to incorporate or use the proprietary technologies or trademarks or other proprietary matters in or on our products. Any dispute or litigation regarding patents, copyrights, trademarks or other intellectual property rights, regardless of its outcome, may be costly and time-consuming, and may divert our management and key personnel from our business operations. If we, our distributors or our manufacturers are adjudged to be infringing the intellectual property rights of any third-party, we or they may be required to obtain a license to use those rights, which may not be obtainable on reasonable terms, if at all. We also may be subject to significant damages or injunctions against the development and sale of some or all of our products or against the use of a trademark or copyright in the sale of some or all of our products. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed. We may presently be unaware of intellectual property rights of others that may cover some or all of our technology or products. We will continue to be subject to infringement claims as we increase the number and type of products we offer, as the number of products, services and competitors in our markets grow, as we enter new markets and as our products receive more attention and publicity. If we are not successful in defending these kinds of claims, it could require us to stop selling certain products and to pay damages.

Our intellectual property rights may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results.

Our success depends in large part on our proprietary technologies that are used in our learning platforms and related software, such as our LittleTouch LeapPad, My First LeapPad, Classic LeapPad, LeapPad Plus Writing, Quantum LeapPad and Leapster platforms, as well as our Explorer and Odyssey interactive globe series. Our proprietary technologies are also used in the products we are developing, such as our Fly pentop computer and L-MAX television-based learning system, both of which are scheduled to launch in Fall 2005. We rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. The contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of our intellectual property or deter independent third-party development of similar technologies. For example, we are aware that products very similar to some of ours have been produced by others in China, and we are seeking to enforce our rights. However, we may not be able to enforce our intellectual property rights, if any, in China or other countries where such product may be manufactured or sold. Monitoring the unauthorized use of our intellectual property is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert our management and key personnel from our business operations. The steps we have taken may not prevent unauthorized use of our intellectual property, particularly in foreign countries where we do not hold patents or trademarks or where the laws may not protect our intellectual property as fully as in the United States. Some of our products and product features have limited intellectual property protection, and, as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. For additional discussion of litigation related to the protection of our intellectual property, see "Item 3. Legal Proceedings.—*LeapFrog Enterprises, Inc. v. Fisher-Price, Inc. and Mattel, Inc.*" If we fail to protect or to enforce our intellectual property rights successfully, our rights could be diminished and our competitive position could suffer, which could harm our operating results.

We depend on our suppliers for our components and raw materials, and our production would be seriously harmed if these suppliers are not able to meet our demand and alternative sources are not available.

Some of the components used to make our products, including our application-specific integrated circuits, or ASICs, currently come from a single supplier. Additionally, the demand for some components such as liquid crystal displays, integrated circuits or other electronic components is volatile, which may lead to shortages. We have recently experienced longer lead times for the purchase of electronic components such as liquid crystal display touch screens, ASICs and memory chips. If our suppliers are unable to meet our demand for our components and raw materials and if we are unable to obtain an alternative source or if the price available from our current suppliers or an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed and our operating results would suffer.

We do not have long-term agreements with our major suppliers, and they may stop manufacturing our components at any time.

We presently order our products on a purchase order basis from our component suppliers, and we do not have long-term manufacturing agreements with any of them. The absence of long-term agreements means that, with little or no notice, our suppliers could refuse to manufacture some or all of our components, reduce the number of units of a component that they will manufacture or change the terms under which they manufacture our components. If our suppliers stop manufacturing our components, we may be unable to find alternative suppliers on a timely or cost-effective basis, if at all, which would harm our operating results. In addition, if any of our suppliers changes the terms under which they manufacture for us, our costs could increase and our profitability would suffer.

If we do not correctly anticipate demand for particular products, we could incur additional costs or experience manufacturing delays, which would reduce our gross margins or cause us to lose sales.

Demand for our products depends on many factors such as consumer preferences, including children's preferences, and the introduction or adoption of new hardware platforms for interactive educational products and related content, and can be difficult to forecast. Demand for our products may remain stagnant or decrease. We expect that it will become more difficult to forecast demand for specific products as we introduce and support additional products, enter additional markets and as competition in our markets intensifies. If we misjudge the demand for our products, we could face the following problems in our operations, each of which could harm our operating results:

- If our forecasts of demand are too high, we may accumulate excess inventories of components and finished products, which could lead to markdown allowances or write-offs affecting some or all of such excess inventories. We may also have to adjust the prices of our existing products to reduce such excess inventories. For example, in 2004 inventory provisions of $14.6 million were recorded for obsolete and defective inventory of raw materials and discontinued finished goods. The increase in reserves was due, at least in part, to significantly lower sales in the fourth quarter versus expectations for products to be discontinued in 2005.
- If demand for our platform products are not accompanied by demand for related software products, our gross margins would suffer and our operating results would be adversely affected.
- If demand for specific products increases beyond what we forecast, our suppliers and third-party manufacturers may not be able to increase production rapidly enough to meet the demand. Our failure to meet market demand would lead to missed opportunities to increase our base of users, damage our relationships with retailers and harm our business.
- Rapid increases in production levels to meet unanticipated demand could result in increased manufacturing errors, as well as higher component, manufacturing and shipping costs, including increased air-freight, all of which could reduce our profit margins and harm our relationships with retailers and consumers.

Our products are shipped from China and any disruption of shipping could harm our business.

We rely on four contract ocean carriers to ship virtually all of the products that we import to our primary distribution centers in California through the Long Beach, California port. Retailers that take delivery of our products in China rely on a variety of carriers to import those products. Any disruption or slowdown of service on importation of products caused by health epidemic-related issues, labor disputes, terrorism, international incidents, quarantines, lack of available shipping containers or otherwise could significantly harm our business and reputation. For example, in 2002, a key collective bargaining agreement between the Pacific Maritime Association and the International Longshore and Warehouse Union affecting shipping of products to the Western United States, including our products, expired and, after a temporary extension, resulted in an eleven-day cessation of work at West Coast docks. This cessation of work cost us approximately $3.0 million in additional freight expenses. In addition, in July 2004, independent truck drivers went on strike causing slowdowns in container transport to and from ports across the United States. Although these disputes have been resolved, other disputes may arise or additional security measures may be enacted in regards to shipping and shipping containers, which may cause delays in the delivery of our products and significantly harm our business and reputation.

Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in delayed shipments or rejection of our products, damage to our reputation and expose us to regulatory or other legal action.

We have experienced, and in the future may experience, delays in releasing some models and versions of our products due to defects or errors in our products. Our products may contain errors or defects after commercial shipments have begun, which could result in the rejection of our products by our retailers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business. Children could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. Moreover, we may be unable to retain adequate liability insurance in the future. We are subject to the Federal Hazardous Substances Act, the Flammable Fabrics Act, regulation by the Consumer Product Safety Commission, or CPSC, and other similar federal and state rules and regulatory authorities. Our products could be subject to involuntary recalls and other actions by such authorities. Concerns about potential liability may lead us to recall voluntarily selected products. For example, in December 2000, the CPSC announced our voluntary repair program for the approximately 900,000 units of our Alphabet Pal product sold prior to that date. We had instituted the repair proceedings with the CPSC because we were concerned that the product could cause injury. Our costs in connection with the repair were approximately $1.1 million. Any recalls or post-manufacture repairs of our products could harm our reputation, increase our costs or reduce our net sales.

Outbreaks of health epidemics, such as Severe Acute Respiratory Syndrome, or SARS, and the so-called "Asian bird flu" may adversely impact our business or the operations of our contract manufacturers or our suppliers.

In the past, outbreaks of SARS have been significantly focused on Asia, particularly in Hong Kong, where we have an office, and in the Guangdong province of China, where almost all of our finished goods manufacturers are located. In addition, recent outbreaks of avian influenza, or "Asian bird flu," have occurred throughout Asia, including cases in Guangdong province. The design, development and manufacture of our products could suffer if a significant number of our employees or the employees of our manufacturers or their suppliers contract SARS or Asian bird flu or otherwise are unable to fulfill their responsibilities or quarantine or other disease-mitigation measures disrupt operations. In the event of any significant outbreak, quarantine or other disruption, we may be unable to quickly identify or secure alternate suppliers or manufacturing facilities and our results of operations would be adversely affected.

Earthquakes or other events outside of our control may damage our facilities or the facilities of third parties on which we depend.

Our U.S. distribution centers, including our new distribution center in Fontana, California, our Los Gatos, California engineering office and our corporate headquarters are located in California near major earthquake faults that have experienced earthquakes in the past. An earthquake or other natural disasters could disrupt our operations. Additionally, the loss of electric power, such as the temporary loss of power caused by power shortages in the grid servicing our facilities in California, could disrupt operations or impair critical systems. Any of these disruptions or other events outside of our control could impair our distribution of products, damage inventory, interrupt critical functions or otherwise affect our business negatively, harming our operating results. Our existing earthquake insurance relating to our distribution center may be insufficient and does not cover any of our other operations. If the facilities of our third-party finished goods or component manufacturers are affected by earthquakes, power shortages, floods, monsoons, terrorism or other events outside of our control, our business could suffer.

We are subject to international, federal, state and local laws and regulations that could impose additional costs on the conduct of our business.

In addition to being subject to regulation by the CPSC and similar state regulatory authorities, we must also comply with other laws and regulations. The Children's Online Privacy Protection Act, as implemented, requires us to obtain verifiable, informed parental consent before we collect, use or disclose personal information from children under the age of 13. Additionally, the Robinson-Patman Act requires us to offer non-discriminatory pricing to similarly situated customers and to offer any promotional allowances and services to competing retailers and distributors within their respective classes of trade on proportionally equal terms. Our SchoolHouse division is affected by a number of laws and regulations regarding education and government funding. We are subject to other various laws, including international and U.S. immigration laws, wage and hour laws and laws regarding the classification of workers, as well as corporate governance laws and regulations, such as the Sarbanes-Oxley Act of 2002. Compliance with these and other laws and regulations impose additional costs on the conduct of our business, and failure to comply with these and other laws and regulations or changes in these and other laws and regulations may impose additional costs on the conduct of our business.

One stockholder controls a majority of our voting power as well as the composition of our board of directors.

Holders of our Class A common stock will not be able to affect the outcome of any stockholder vote. Our Class A common stock entitles its holders to one vote per share, and our Class B common stock entitles its holders to ten votes per share on all matters submitted to a vote of our stockholders. As of December 31, 2004, Lawrence J. Ellison and entities controlled by him beneficially owned approximately 16.8 million shares of our Class B common stock, which represents approximately 54% of the combined voting power of our Class A common stock and Class B common stock. As a result, Mr. Ellison controls all stockholder voting power, including with respect to:

- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;
- any determinations with respect to mergers, other business combinations, or changes in control;
- our acquisition or disposition of assets;
- our financing activities; and
- the payment of dividends on our capital stock, subject to the limitations imposed by our credit facility.

This control by Mr. Ellison could depress the market price of our Class A common stock or delay or prevent a change in control of LeapFrog.

The limited voting rights of our Class A common stock could negatively affect its attractiveness to investors and its liquidity and, as a result, its market value.

The holders of our Class A and Class B common stock generally have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. The holders of our Class B common stock have various additional voting rights, including the right to approve the issuance of any additional shares of Class B common stock and any amendment of our certificate of incorporation that adversely affects the rights of our Class B common stock. The difference in the voting rights of our Class A common stock and Class B common stock could diminish the value of our Class A common stock to the extent that investors or any potential future purchasers of our Class A common stock attribute value to the superior voting or other rights of our Class B common stock.

Provisions in our charter documents, Delaware law and our credit facility agreement may delay or prevent an acquisition of our company, which could decrease the value of our Class A common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it harder for a third-party to acquire us without the consent of our board of directors. These provisions include limitations on actions by our stockholders by written consent and the voting power associated with our Class B common stock. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used by our board of directors to effect a rights plan or "poison pill" that could dilute the stock ownership of a potential hostile acquirer and may have the effect of delaying, discouraging or preventing an acquisition of our company. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding voting stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. In addition, under the terms of our credit agreement for our unsecured senior credit facility, we may need to seek the written consent of the bank issuing the credit facility if the acquisition of our company does not meet one of the enumerated exceptions set forth in the credit agreement. Obtaining the bank's written consent may delay an acquisition of our company.

Our stockholders may experience significant additional dilution upon the exercise of options or issuance of stock awards.

As of December 31, 2004 there were outstanding under our equity incentive plans options to purchase a total of approximately 6.8 million shares of Class A common stock. Contemporaneous with our July 2002 initial public offering, we registered approximately 17.4 million shares of Class A common stock issuable under our equity incentive plans, which include the shares issuable upon exercise of all of our options outstanding as of the date of our initial public offering as well as options to be granted in the future. In addition, in June 2004 our stockholders approved an amendment to our 2002 Equity Incentive Plan that increased the number of shares of our Class A common stock available for issuance under the plan by 2,500,000 shares and to implement a performance-based stock award program. To the extent we issue shares upon the exercise of any of options, performance-based stock award grants or pursuant to other equity incentive awards issued under our 2002 Equity Incentive Plan, investors in our Class A common stock will experience additional dilution.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We develop products in the United States and market our products primarily in North America and, to a lesser extent, in Europe and the rest of the world. We are billed by and pay our third-party manufacturers in U.S. dollars. Sales to our international customers are transacted primarily in the country's local currency. As a result, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets.

Beginning in the first quarter of 2004, we began managing our foreign currency transaction exposure by entering into short-term forward contracts. The purpose of this hedging program is to minimize the foreign currency exchange gain or loss reported in our financial statements. In 2004, foreign currency exchange transaction impact was minimal, as compared to a foreign currency exchange gain of approximately $2.0 million and $1.0 million in 2003 and 2002, respectively.

Cash equivalents and short-term investments are presented at fair value on our balance sheets. We invest our excess cash in accordance with our investment policy. At December 31, 2004 and December 31, 2003, our cash was invested primarily in municipal auction rate securities, money market funds, short-term fixed income municipal securities and auction preferred securities. Any adverse changes in interest rates or securities prices may harm the valuation of our short-term investments and operating results.

We are exposed to market risk from changes in interest rates on our outstanding bank debt. The level of a certain financial ratio maintained by us determines interest rates we pay on borrowings. The interest rate will be between prime and prime plus 0.25% or LIBOR plus 1.25% and LIBOR plus 2.00%. Prime rate is the rate publicly announced by Bank of America as its prime rate The interest cost of our bank debt is affected by changes in either prime rates or LIBOR. Any adverse changes could harm our operating results. We had no outstanding debt at December 31, 2004 and December 31, 2003.

Item 8. Financial Statements and Supplementary Data.

See "Index to Consolidated Financial Statements" at page F-1 below.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

Attached as exhibits to this Form 10-K are certifications of LeapFrog's Chief Executive Officer and Chief Financial Officer, which are required in accordance with Rule 13a-14 of the Securities Exchange Act of 1934, as amended. This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report on Form 10-K, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures or disclosure controls. This controls evaluation was performed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The evaluation of our disclosure controls included a review of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in this report. In the course of the controls evaluation, we reviewed identified data errors and control problems and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the disclosure controls can be reported in our periodic reports on Form 10-Q and Form 10-K.

Based upon the controls evaluation, our CEO and CFO have concluded that, as a result of the matters discussed below with respect to our internal control over financial reporting, our disclosure controls as of December 31, 2004 were not effective.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company.
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors.
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management assessed our internal control over financial reporting as of December 31, 2004, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

An internal control material weakness is a deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Based on management's assessment of our internal control over financial reporting as of December 31, 2004, we have identified the following material weaknesses in our internal control over financial reporting.

In the area of revenue and accounts receivable, we identified the following insufficient controls which we believe constitute a material weakness in the aggregate.

- Lack of segregation of duties between our accounts receivable and order entry staff and possession by those persons of broad access to our revenue and accounts receivable information technology systems, including access to system areas controlling revenue recordation, cash application, credit memo issuance, credit authorization, invoice pricing and collections.
- Lack of effective controls over our receivables credit memo review and approval process to monitor compliance with existing policies and procedures related to authorization of credit memos to our customers.
- Lack of consistent and timely reconciliation and review processes related to sales discounts and allowances, shipment and invoicing, and cash receipts.
- Inadequate staffing to determine that internal controls over reconciliations, review of account balances and closing procedures are performed consistently and on a timely basis.

In the area of cost of goods sold and inventory, we identified the following insufficient controls which we believe constitute a material weakness in the aggregate.

- Lack of segregation of duties between our inventory and purchasing staff and possession by those persons of broad access to our information technology systems, including access to system areas controlling the set-up of new vendors, the creation of purchase orders, and our inventory purchasing and receiving functions.
- Inadequate preparation and review of reconciliations of physical inventory results to inventory ledgers and related cost of goods sold accruals.
- Inconsistent use of standard recordkeeping systems and formats to record and report inventory transactions.
- Inadequate control procedures to determine that work-in-process inventories are correctly summarized, estimated and recorded.
- Insufficient communication procedures between our accounts payable and operations staff regarding returns of inventory back to our vendors.
- Inadequate input and review controls over changes to bills of materials and work orders.
- Inadequate review of purchase price and production variances included in inventories and cost of sales.
- Inadequate staffing to ensure that internal controls over reconciliations, review of account balances and closing procedures are performed consistently and on a timely basis.

In the area of information technology controls, we identified the following insufficient controls which we believe constitute a material weakness in the aggregate.

- Ineffective logical access and change management controls related to information technology systems, data and programs that are used to monitor, record and transfer information. These controls relate to the purchase of materials and components used to manufacture and assemble our products, the manufacture and assembly of our products, the distribution, invoicing and sale of our products and the remittance of payments by our vendors, our customers and ourselves related to these activities.
- Pervasive inadequacies in enterprise resource planning, or ERP, application controls related to appropriate assignment of functions and segregation of duties, which allowed employees to access system programs and data or initiate transactions inconsistent with their assigned duties. Our ERP systems contain design deficiencies that do not adequately segregate and control access, and lack sufficient human oversight over the assignment of system access and authorities.
- Lack of appropriate training of personnel throughout the organization causing system users to be less effective due to insufficient understanding of the systems they manage and depend upon.

Because of the material weaknesses described in the preceding paragraphs, our management believes that, as of December 31, 2004, our internal control over financial reporting was not effective based on the COSO criteria.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting, which is included below.

Completed and Planned Remediation Actions to Address Internal Control Weaknesses

Management believes that actions that we have taken since December 31, 2004 and actions that will be taken in 2005, along with other improvements yet to be formally identified, will address the material weaknesses in our internal control over financial reporting noted above. Some of these remediation actions are discussed below.

In relation to the material weakness in the area of revenue and accounts receivable, we have taken or plan to take the following actions in 2005:

- Manual detective controls have been put in place in advance of systems controls to confirm the population of credit memos are appropriately authorized.
- Manual detective controls are being put in place in advance of systems controls to ensure all revenue transactions are valid and properly supported.
- Manual detective controls have been put in place to confirm that adjustments to prices reflected on invoices that we issue to our customers that have been properly approved.
- Duties will be segregated in the accounts receivable area between persons who have control over credit and persons who have control over billing, and systems will be implemented that will allow our personnel access only to those system areas to which they require access in the normal execution of their duties.
- A layer of automated controls will be applied to existing and future information technology systems that will physically limit and restrict the ability of system users to enter, change, and view data within the system, and that will track and provide a detailed history of changes to key elements of the data.

In relation to the material weakness in the area of cost of goods sold and inventory, we plan to take the following actions in 2005:

- Supply chain leadership will be upgraded through the addition of a senior executive with overall responsibilities for the function. A formal search is underway.
- Accounting capabilities will be strengthened through improved additional staffing and training.
- Corporate ERP systems will be redesigned and implemented to confirm the proper, necessary and appropriate levels and breadth of access and control to functional areas of our systems.
- Quarterly test counts of physical inventories will be conducted and appropriately reviewed and documented.
- Reconciliations of physical inventory results to inventory ledgers and related cost of goods sold accruals will be properly reviewed and documented.
- Estimations of work-in-process inventories will be adequately supported and properly reviewed.
- Variances from standards will be separately tested and reviewed for reasonableness in relation to calculated amounts to ensure the general ledger balances are reasonable based on these calculations.
- A formal return-to-vendor policy will be put in place to confirm that systems appropriately reflect returns of inventory back to our vendors.
- Bill of material maintenance processes and work order processes will be changed to ensure accurate relief of inventory.
- Duties will be segregated between our inventory and purchasing staff to prevent our personnel from having inappropriate access to system areas controlling the set-up of new vendors, the creation of purchase orders and access to our inventory purchasing and receiving functions. In addition, software controls will be applied to our existing and future ERP systems to adequately enforce this segregation.

In relation to the material weakness in the area of information technology controls, we plan to take the following actions in 2005:

- Our new Chief Information Officer will develop a comprehensive information technology system strategy that is in line with and supports our business strategy and our need for appropriate processes and policies related to internal controls.
- Corporate ERP systems will be re-designed and implemented to properly align these systems with corporate business objectives. The re-design will be intended to ensure that these systems properly enable and support our corporate business objectives and include appropriate levels of control and security.
- The number of different software vendors and information system architectures that constitute our current ERP systems will be reduced in order to decrease complexity and increase the uniformity, usability, reliability, efficiency, security and effectiveness of these systems.
- System end users will be formally identified and trained in the proper set-up, testing and use of the corporate ERP systems, in order to establish functional accountability and responsibility for corporate ERP systems within a core of educated and responsible end users across our company.
- Proper controls for our ERP systems will be implemented and documented that limit access to system functions consistent with appropriately segregated duties of our financial and operation staff in the normal execution of their respective duties.
- Information technology functional capabilities will be upgraded or added to establish stronger communication and planning between the information technology department and the functional teams within the company that use the systems in order to provide decision makers with accurate, timely, and appropriate information required for them to make proper business decisions.
- Information technology department processes will be established, documented, and enforced to ensure that all information system initiatives, including upgrades, patches and bug fixes, are appropriately prioritized, approved, documented and reported.

Inherent Limitations on Effectiveness of Controls

LeapFrog's management, including our CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The discussion above under "Completed and Planned Remediation Actions to Address Internal Control Weaknesses" describes a number of changes we have made since December 31, 2004 that we believe have materially improved our internal control over financial reporting, as well as other improvements that we plan to make in 2005.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of LeapFrog Enterprises, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that LeapFrog Enterprises, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the three material weaknesses identified in management's assessment and described below, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). LeapFrog Enterprises, Inc. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following three material weaknesses have been identified and included in management's assessment:

1. In the area of revenue and accounts receivable, the following insufficient controls were identified which management believes constitute a material weakness in the aggregate:
   - Lack of segregation of duties between accounts receivable and order entry staff and possession by those persons of broad access to revenue and accounts receivable information technology systems, including access to system areas controlling revenue recordation, cash application, credit memo issuance, credit authorization, invoice pricing and collections.
   - Lack of effective controls over receivables credit memo review and approval process to monitor compliance with existing policies and procedures related to authorization of credit memos to customers.

- Lack of consistent and timely reconciliation and review processes related to sales discounts and allowances, shipment and invoicing, and cash receipts.
- Inadequate staffing to determine that internal controls over reconciliations, review of account balances and closing procedures are performed consistently or on a timely basis.

2. In the area of cost of goods sold and inventory, the following insufficient controls were identified which management believes constitute a material weakness in the aggregate:
    - Lack of segregation of duties between inventory and purchasing staff and possession by those persons of broad access to systems, including access to system areas controlling the set-up of new vendors, the creation of purchase orders, and inventory purchasing and receiving functions.
    - Inadequate preparation and review of reconciliations of physical inventory results to inventory ledgers and related cost of goods sold related accruals.
    - Inconsistent use of standard recordkeeping systems and formats to record and report inventory transactions.
    - Inadequate control procedures to determine that work-in-process inventories are correctly summarized, estimated and recorded.
    - Insufficient communication procedures between accounts payable and operations staff regarding returns of inventory back to vendors.
    - Inadequate input and review controls over changes to bills of materials and work orders.
    - Inadequate review of purchase price and production variances included in inventories and cost of sales.
    - Inadequate staffing to ensure that internal controls over reconciliations, review of account balances and closing procedures are performed consistently and on a timely basis.

3. In the area of information technology controls, the following insufficient controls were identified which management believes constitute a material weakness in the aggregate:
    - Ineffective logical access and change management controls related to information technology systems, data and programs that are used to monitor, record and transfer information. These controls relate to the purchase of materials and components used to manufacture and assemble products, the manufacture and assembly of products, the distribution, invoicing and sale of products and the remittance of payments by vendors, customers and LeapFrog Enterprises, Inc. related to these activities.
    - Pervasive inadequacies in enterprise resource planning, or ERP, application controls related to appropriate assignment of functions and segregation of duties, which allowed employees to access system programs and data or initiate transactions inconsistent with their assigned duties. The ERP systems contain design deficiencies that do not adequately segregate and control access, and lack sufficient human oversight over the assignment of system access and authorities.
    - Lack of appropriate training of personnel throughout the organization causing system users to be less effective due to insufficient understanding of the systems they manage and depend upon.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report dated March 25, 2005 on those financial statements.

In our opinion, management's assessment that LeapFrog Enterprises, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, LeapFrog Enterprises, Inc has not maintained effective internal control over financial reporting as of December 31, 2004, based on the COSO control criteria.

/s/ Ernst & Young LLP

San Francisco, California
March 25, 2005

Item 9B. Other Information.

None

PART III

Certain information required by Part III is omitted from this Report on Form 10-K since we intend to file our definitive proxy statement relating to our 2005 annual meeting of stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, also referred to in this Form 10-K as our 2005 Proxy Statement, no later than April 30, 2005, and certain information to be included in this our 2004 Proxy Statement is incorporated herein by reference.

Item 10. Directors and Executive Officers of the Registrant

The information regarding Directors and Executive Officers appearing under the heading "Proposal 1: Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" of our 2005 Proxy Statement is incorporated by reference. The information under the heading "Executive Officers of the Registrant" in Item 1 of this Form 10-K is also incorporated by reference in this section.

In April 2004, our Board of Directors adopted the LeapFrog Finance Code of Business Conduct and Ethics which applies to all of our employees and directors, including our Chief Executive Officer, Chief Financial Officer, who is our principal financial officer, and our Controller, who is our principal accounting officer. The text of this code of ethics is posted in the corporate governance section of our website located at www.leapfroginvestor.com. To date, there have been no waivers under our Code of Business Conduct and Ethics. We will post any waivers, if and when granted, of our Code of Business Conduct and Ethics in the corporate governance section of our website located at www.leapfroginvestor.com.

On July 7, 2004, we filed with the NYSE the Annual CEO Certification regarding LeapFrog's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A.12(a) of the NYSE Listed Company Manual. In addition, we are filing as exhibits to this annual report, the applicable certifications of our Chief Executive Officer and our Chief Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of the Company's public disclosures.

Item 11. Executive Compensation

The information appearing under the headings "Compensation of Directors," "Executive Compensation," "Employment Agreements," and "Compensation Committee Interlocks and Insider Participation" in the 2005 Proxy Statement is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information appearing in our 2005 Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management" is incorporated by reference.

Equity Compensation Plan Information

The following table shows certain information concerning our Class A common stock to be issued in connection with our equity compensation plans as of December 31, 2004:

Plan Category	Number of securities to be issued upon exercise of outstanding options, awards, warrants and rights (a)(1)	Weighted-average exercise price of outstanding options, warrants and rights (b)(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by security holders	7,076 (2)	$16.77	5,939 (3)
Equity compensation plans not approved by security holders	—	—	—
TOTAL	7,076	$16.77	5,939

(1) In thousands.

(2) Includes 249 performance based stock awards granted under our 2002 Equity Incentive Plan, which may be issued if certain performance measures are met. Currently none of the awards are vested.

(3) Includes 1,723 shares reserved for issuance under our 2002 Employee Stock Purchase Plan.

For a discussion of our equity compensation plans, see "Note 17. Stockholders' Equity" in the Notes to Consolidated Financial Statements included in this annual report on Form 10-K.

Item 13. Certain Relationships and Related Transactions

The information appearing in our 2005 Proxy Statement under the heading "Certain Relationships and Related Transactions" is incorporated by reference.

Item 14. Principal Accountant Fees and Services.

The information appearing in our 2005 Proxy Statement under the heading "Independent Auditor Fee Information" is incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(1) Financial Statements: See "Index to Consolidated Financial Statements" at page F-1 below.

(2) Financial Statement Schedules: The following financial statement schedule is included as Appendix A of this report:

Valuation and Qualifying Accounts and Allowances

(3) The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEAPFROG ENTERPRISES, INC.

By: /s/ WILLIAM B. CHIASSON

William B. Chiasson
Chief Financial Officer and Principal Financial Officer

Date: March 28, 2005

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints Thomas J. Kalinske and William B. Chiasson, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ THOMAS J. KALINSKE **Thomas J. Kalinske**	Chief Executive Officer (Principal Executive Officer) and Director	March 28, 2005
/s/ WILLIAM B. CHIASSON **William B. Chiasson**	Chief Financial Officer (Principal Financial Officer)	March 28, 2005
/s/ DAWN M. ALBERY **Dawn M. Albery**	Vice President, Controller and Principal Accounting Officer	March 28, 2005
/s/ STEVEN B. FINK **Steven B. Fink**	Chairman and Director	March 28, 2005
/s/ PAUL A. RIOUX **Paul A. Rioux**	Vice Chairman and Director	March 28, 2005
/s/ JEROME J. PEREZ **Jerome J. Perez**	President and Director	March 28, 2005
/s/ STANLEY E. MARON **Stanley E. Maron**	Director	March 28, 2005

Signatures	Title	Date
/s/ E. STANTON MCKEE **E. Stanton McKee**	Director	March 28, 2005
/s/ BARRY MUNITZ **Barry Munitz**	Director	March 28, 2005
/s/ STEWART A. RESNICK **Stewart A. Resnick**	Director	March 28, 2005

Form 10-K

CERTIFICATIONS

I, Thomas J. Kalinske, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2005

/s/ THOMAS J. KALINSKE

Thomas J. Kalinske
Chief Executive Officer

CERTIFICATIONS

I, William B. Chiasson, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2005

/s/ WILLIAM B. CHIASSON

William B. Chiasson
Chief Financial Officer

Appendix A

Schedule II - Valuation and Qualifying Accounts and Allowances
(In thousands)

	Balance at Beginning of Year	Additions Charged to Operations	Net Deductions	Balance at End of Year
Allowances for accounts receivable				
Year ended December 31, 2002	2,689	(187)	1,519	983
Year ended December 31, 2003	983	742 (a)	105	1,620
Year ended December 31, 2004	1,620	3,228 (b)	2,329	2,519
Allowance for inventory				
Year ended December 31, 2002	6,346	2,005	2,999	5,352
Year ended December 31, 2003	5,352	41	2,096	3,297
Year ended December 31, 2004	3,297	14,634 (c)	577	17,354

In the third quarter of 2004, we changed our disclosure of receivable allowances to include only allowances for doubtful accounts to better conform to the prevailing practice in our industry. Our other receivable allowances: allowances for product returns, charge backs, defective products and promotional markdowns totaled $45.5 million at December 31, 2004 and $25.4 million at December 31, 2003. These amounts are now treated as reductions of gross accounts receivable. All prior period financial statements have been adjusted to conform to the current period's presentation.

(a) Increase in reserve primarily due to a provision made for a customer that filed Chapter 11 bankruptcy.

(b) Increase in reserve primarily due to initial and additional provisions made for one retailer and one distributor in financial distress.

(c) Inventory reserves were increased by $14.6 million due to obsolete and defective inventory of raw materials and discontinued finished goods. The increase in reserves was due, at least in part, to significantly lower sales in the fourth quarter versus expectation for products to be discontinued in 2005.

LEAPFROG ENTERPRISES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
LeapFrog Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of LeapFrog Enterprises, Inc. (the "Company"), as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule for the three years in the period ended December 31, 2004 listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeapFrog Enterprises, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Ernst & Young LLP

San Francisco, California
March 25, 2005

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,	
	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 60,559	$ 45,319
Short-term investments	28,188	67,284
Restricted Cash	8,418	—
Accounts receivable, net of allowances of $2,519 and $1,620 at December 31, 2004 and 2003, respectively	228,187	280,072
Inventories, net	131,189	90,897
Prepaid expenses and other current assets	13,321	10,090
Deferred income taxes	25,009	11,735
Total current assets	494,871	505,397
Property and equipment, net	24,807	20,547
Other assets	3,987	1,048
Deferred income taxes	6,633	619
Intangible assets, net	29,496	25,048
Total assets	$559,794	$552,659
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 62,811	$ 86,161
Accrued liabilities	53,868	44,634
Deferred revenue	364	1,417
Income taxes payable	6,951	4,729
Total current liabilities	123,994	136,941
Deferred rent and other long-term liabilities	1,300	572
Commitments and contingencies		
Stockholders' equity:		
Class A common stock, par value $0.0001; 139,500 shares authorized; shares issued and outstanding: 33,415 and 31,273 at December 31, 2004 and 2003, respectively	3	3
Class B common stock, par value $0.0001; 40,500 shares authorized; 27,614 and 27,883 shares issued and outstanding at December 31, 2004 and 2003, respectively.	3	3
Additional paid-in capital	318,796	294,976
Deferred compensation	(2,000)	(2,492)
Accumulated other comprehensive income	2,398	828
Retained earnings	115,300	121,828
Total stockholders' equity	434,500	415,146
Total liabilities and stockholders' equity	$559,794	$552,659

See accompanying notes.

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2004	2003	2002
Net sales	$640,289	$680,012	$531,772
Cost of sales	381,244	339,868	261,731
Gross profit	259,045	340,144	270,041
Operating expenses:			
Selling, general and administrative	120,810	91,619	80,915
Research and development	60,997	57,605	54,405
Advertising	83,263	73,765	56,722
Depreciation and amortization	7,958	7,697	6,648
Total operating expenses	273,028	230,686	198,690
(Loss) Income from operations	(13,983)	109,458	71,351
Interest expense	(15)	(10)	(823)
Interest income	1,717	1,191	694
Other (expense) income, net	(176)	4,656	1,051
(Loss) income before income taxes	(12,457)	115,295	72,273
(Benefit) Provision for income taxes	(5,929)	42,620	28,829
Net income (loss)	$ (6,528)	$ 72,675	$ 43,444
Net income (loss) per common share:			
Basic	$ (0.11)	$ 1.27	$ 1.09
Diluted	$ (0.11)	$ 1.20	$ 0.86
Shares used in calculating net income (loss) per common share:			
Basic	59,976	57,246	39,695
Diluted	59,976	60,548	50,744

See accompanying notes.

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Class A Common Stock	Class B Common Stock	Treasury Stock	Additional Paid-In Capital	Deferred Compensation	Notes Receivable from Stockholders	Accumulated Other Comprehensive (Loss)/Income	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balances at December 31, 2001	$—	$ 3	$(550)	$ 74,308	$(2,560)	$(4,073)	$ 11	$ 5,709	$ 72,848
Amortization of deferred compensation	—	—	—	—	1,752	—	—		1,752
Deferred compensation	—	—	—	5,034	(5,034)	—	—	—	—
Reversal of deferred compensation due to employee termination	—	—	—	(920)	920	—	—	—	—
Class A common stock issued upon exercise of stock options and warrants (470 shares)	1	—	—	1,821	—	—	—	—	1,822
Class A common stock issued in exchange for notes receivable (66 shares)	—	—	—	292	—	(292)	—	—	—
Public offering of Class A common stock, net of offering costs (9,960 shares)	1	—	—	115,115	—	—	—	—	115,116
Issuance of stock options to nonemployees and notes receivable	—	—	—	349	—	—	—	—	349
Warrants issued in exchange for services rendered	—	—	—	142	—	—	—	—	142
Conversion of stock appreciation rights to non-qualified stock options	—	—	—	2,382	—	—	—	—	2,382
Conversion of Series A preferred stock to Class A common stock (2,000 shares)	—	—	—	24,139	—	—	—	—	24,139
Class B common stock issued upon exercise of warrants (8,191 shares)	—	1	—	—	—	—	—	—	1
Tax benefit of stock option exercises	—	—	—	4,908	—	—	—	—	4,908
Repayments of notes receivable from stockholders	—	—	—	—	—	1,741	—	—	1,741
Retirement of treasury stock (232 shares)	—	—	550	(550)	—	—	—	—	—
Comprehensive income:									
Net income	—	—	—	—	—	—	—	43,444	43,444
Cumulative translation adjustment	—	—	—	—	—	—	154	—	154
Total comprehensive income	—	—	—	—	—	—	—	—	43,598
Balances at December 31, 2002	2	4	—	227,020	(4,922)	(2,624)	165	49,153	268,798
Amortization of deferred compensation	—	—	—	—	2,203	—	—		2,203
Deferred compensation	—	—	—	127	(127)	—	—	—	—
Reversal of deferred compensation due to employee termination	—	—	—	(354)	354	—	—	—	—
Repayments of notes receivable from stockholders	—	—	—	—	—	2,624	—	—	2,624
Class A common stock issued upon exercise of stock option and employee purchase plan (4,777 shares)	—	—	—	27,960	—	—	—	—	27,960
Issuance of stock options to nonemployees	—	—	—	1,093	—	—	—	—	1,093
Tax benefit of stock option exercises and other	—	—	—	39,130	—	—	—	—	39,130
Conversion of Class B to Class A shares (10,796 shares)	1	(1)	—	—	—	—	—	—	—
Comprehensive income:									
Net income	—	—	—	—	—	—	—	72,675	72,675
Cumulative translation adjustment	—	—	—	—	—	—	663	—	663
Total comprehensive income	—	—	—	—	—	—	—	—	73,338
Balances at December 31, 2003	3	3	—	294,976	(2,492)	—	828	121,828	415,146
Amortization of deferred compensation	—	—	—	—	1,691	—	—		1,691
Deferred compensation	—	—	—	1,523	(1,523)	—	—	—	—
Reversal of deferred compensation due to employee termination	—	—	—	(324)	324	—	—	—	—
Class A common stock issued upon exercise of stock option and employee purchase plan (1,759 shares)	—	—	—	13,016	—	—	—	—	13,016
Issuance of stock awards to employees (115 shares)	—	—	—	—	—	—	—	—	—
Issuance of stock options to nonemployees	—	—	—	426	—	—	—	—	426
Tax benefit of stock option exercises and other	—	—	—	9,179	—	—	—	—	9,179
Conversion of Class B to Class A shares (269 shares)	—	—	—	—	—	—	—	—	—
Comprehensive income:									
Net loss	—	—	—	—	—	—	—	(6,528)	(6,528)
Cumulative translation adjustment	—	—	—	—	—	—	1,570	—	1,570
Total comprehensive income	—	—	—	—	—	—	—	—	(4,958)
Balances at December 31, 2004	$ 3	$ 3	$ —	$318,796	$(2,000)	$ —	$2,398	$115,300	$434,500

See accompanying notes.

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2004	2003	2002
Net income/(loss)	$ (6,528)	$ 72,675	$ 43,444
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	16,186	15,481	11,274
Amortization	1,872	1,144	630
Unrealized foreign exchange gain	(5,029)	—	—
Loss on disposal of property and equipment	141	21	176
Loss on sale of investment with related party	—	19	—
Provision for doubtful accounts	3,225	742	(187)
Deferred income taxes	(19,252)	5,177	(11,263)
Deferred rent	727	22	305
Deferred revenue	(1,053)	(1,589)	756
Amortization of deferred compensation	1,691	2,203	1,752
Conversion of stock appreciation rights to non-statutory stock options	—	—	1,341
Stock option compensation related to nonemployees and non recourse notes receivable	426	1,093	349
Tax benefit from exercise of stock options and other	9,179	39,130	4,908
Amortization of investment premium	192	142	—
Other changes in operating assets and liabilities:			
Accounts receivable	52,445	(112,864)	(53,984)
Inventories	(38,488)	(6,437)	(38,357)
Prepaid expenses and other current assets	(3,172)	(4,305)	(2,007)
Notes receivable due from related parties	—	595	94
Other assets	801	(764)	(136)
Accounts payable	(23,667)	27,317	24,433
Accrued liabilities	8,736	4,101	26,744
Income taxes payable	1,668	(17,103)	12,198
Net cash provided by operating activities	100	26,800	22,470
Investing activities:			
Purchases of property and equipment	(20,546)	(15,810)	(14,832)
Purchase of intangible assets	(6,320)	(3,000)	(250)
Purchases of short-term investments	(260,467)	(171,051)	(9,900)
Sale of short-term investments	287,216	113,525	—
Sale of investment in related party	—	181	—
Net cash used in investing activities	(117)	(76,155)	(24,982)
Financing activities:			
Borrowings under credit agreement	—	—	182,000
Repayments under credit agreement	—	—	(243,163)
Proceeds from the payment of notes receivable from stockholders	—	2,624	1,741
Proceeds from the issuance of common stock	—	—	115,116
Proceeds from the exercise of stock options and employee stock purchase plan	13,016	27,960	1,822
Net cash provided by financing activities	13,016	30,584	57,516
Effect of exchange rate changes on cash	2,241	663	154
Increase (decrease) in cash and cash equivalents	15,240	(18,108)	55,158
Cash and cash equivalents at beginning of period	45,319	63,427	8,269
Cash and cash equivalents at end of period	**$ 60,559**	**$ 45,319**	**$ 63,427**
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for:			
Income taxes	$ 2,111	$ 15,716	$ 23,476
Interest	$ —	$ —	$ 1,163
Noncash investing and financing activities:			
Issuance of restricted stock to employees	$ 1,523	$ —	$ —
Amount payable related to technology license	$ 1,000	$ —	$ —
Common stock issued in exchange for notes receivable	$ —	$ —	$ 292
Issuance of warrant for services rendered and previously accrued	$ —	$ —	$ 142
Issuance of stock options related to conversion of stock appreciation rights	$ —	$ —	$ 1,041
Issuance of Class A common stock related to conversion of redeemable convertible Series A preferred stock	$ —	$ —	$ 24,139

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share and percent data)

1. Description of Business

LeapFrog Enterprises, Inc. (the "Company"), formerly known as Knowledge Kids Enterprises, Inc., is a designer, developer and marketer of technology-based educational products and related proprietary content, dedicated to making learning effective and engaging. The Company currently designs its products to help infants and toddlers through high school students learn age- and skill-appropriate subject matter, including phonics, reading, writing, math, spelling, science, geography, history and music. The Company's product line includes: (1) learning platforms, which are portable hardware devices, (2) educational software-based content, such as interactive books and cartridges, specifically designed for use with the Company's learning platforms and (3) stand-alone educational products. The Company's products are sold throughout the United States primarily by national and regional mass-market and specialty retailers, and, to a lesser extent, into international markets and to U.S. schools.

Based on voting control, the Company was a subsidiary of Knowledge Universe, LLC until April 2003, and from April 2004, the Company was a subsidiary of Mollusk Holdings, LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, primarily those organized in the United Kingdom, Canada, Macau (which includes Hong Kong), France and Mexico. Intercompany accounts and transactions have been eliminated in consolidation.

Certain amounts in the financial statements for prior years have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue upon shipment of its products, provided that there are no significant post-delivery obligations to the customer and collection is reasonably assured. The Company provides for discounts, sales returns and allowances, including allowances for defective returns. Sales allowances may vary as a percentage of gross sales due to changes in the Company's product mix, defective product allowances or other sales allowances. Sales returns and allowances were $136,441, $88,450 and $62,418 for the years ended December 31, 2004, 2003 and 2002, respectively. Actual amounts for returns and allowances may differ from the Company's estimates and such differences could be material to the consolidated financial statements.

The revenue and related cost for the Company's products whose sole purpose is Internet connectivity, principally the Mind Station connector, which has generally been packaged with other products, is recognized over a period of 12 to 18 months, based on an estimated period of use of the product. If the Company changes its estimate of the period of use, revisions to the revenue recognition may be required. The Company also defers revenue on SchoolHouse training until performed and on subscriptions until earned. At December 31, 2004 and 2003, and 2002, the Company had deferred revenue and related cost of $364, $1,416 and $3,006, respectively. In the year ended December 31, 2004 and 2003, and 2002, previously deferred revenue totaling $1,851, $3,163 and $2,302, respectively, was recognized.

(In thousands, except per share and percent data)

Allowances for Accounts Receivable

The Company has established an allowance for uncollectible accounts based primarily on management's evaluation of the customer's financial condition, past collection history and aging of the accounts receivable balances.

The Company also provides for allowances related to returns, discounts, promotions and defective products. The Company records these allowances on product sales in the same period that the related revenues are recorded. The Company bases these estimates on historical sales returns, defective returns, promotions, analysis of credit memoranda and other known factors, as required.

Our disclosure of receivable allowances includes only allowances for doubtful accounts. Other receivable allowances: include allowances for product returns, charge backs, defective products and promotional markdowns. These other allowances totaled $45.8 million at December 31, 2004 and $25.4 million at December 31, 2003.

Shipping and Handling Costs

Costs to ship merchandise from the Company's warehouse facilities to customers are recorded in cost of goods sold.

Content and Video Capitalization and Amortization

The Company capitalizes certain external costs related to the content development of its books. Amortization of these costs begins when the respective book is initially released for sale and is then amortized over a three-year life using the sum of the years digits method. In the years ended December 31, 2004, 2003, 2002, the Company capitalized $1,965, $1,662 and $3,616, respectively, and amortized $3,261, $3,604 and $1,991, respectively, of external content development costs. Capitalized content development is included in property and equipment, and the related amortization is included in cost of sales. In 2004 the Company wrote off a total of $928 of capital and $862 of accumulated amortization related to titles not planned to be sold in 2005. There were no write-offs in prior years.

The Company capitalizes costs related to the production of home video in accordance with AICPA Statement of Accounting Position No. 00-2, "Accounting by Producers or Distributors of Film." Video production costs are amortized based on the ratio of the current period's gross revenues to estimated remaining total gross revenues from all sources on an individual production basis. In the year ended December 31, 2004 and 2003, the Company capitalized $1,364 and $1,015 and amortized $684 and $620 of video production costs, respectively. Capitalized video production cost is included in property and equipment, and the related amortization is included in cost of sales.

Advertising Expense

Production costs of commercials and programming are expensed when the production is first aired. The costs of advertising, in-store displays and promotion programs are expensed as incurred. Advertising costs associated with cooperative advertising are accrued as the related revenue is recognized. Pre-paid advertising was $733 at December 31, 2004 and $227 at December 31, 2003.

Translation of Foreign Currencies

Assets, liabilities and operations of the Company's operations outside of the United States are recorded based on their functional currency. When included in these consolidated financial statements, the assets and

(In thousands, except per share and percent data)

liabilities are translated at period-end exchange rates and revenues and expenses are translated at the average of the monthly exchange rates that were in effect during the year. The resulting translation adjustments are included as a separate component of equity. Foreign currency transaction gains and losses are included in income as incurred. In the year ended December 31, 2004, 2003 and 2002, respectively, transaction gain (loss) included in other income totaled $31, $2,776 and $987, respectively. Beginning in January 2004 we implemented a foreign exchange hedging program that is designed to minimize the impact of currency exchange rate movements on remeasurable balance sheet items.

Form 10-K

Derivative Financial Instruments

The Company transacts business in various foreign currencies, primarily in the British Pound, Canadian Dollar and Euros. In order to protect itself against reductions in the value and volatility of future cash flows caused by changes in currency exchange rates, the Company implemented a foreign exchange hedging program for its transaction exposure on January 9, 2004. The program utilizes foreign exchange forward contracts to hedge foreign currency exposures of underlying non-functional currency monetary assets and liabilities that are subject to remeasurement. The exposures are generated primarily through intercompany sales in foreign currencies. The hedging program reduces, but does not always eliminate, the impact of the remeasurement of balance sheet items due to movements of currency exchange rates.

The Company does not use forward exchange hedging contracts for speculative or trading purposes. All forward contracts are carried on the balance sheet as assets or liabilities and the contract's corresponding gains and losses are recognized immediately in earnings to offset the changes in fair value of the assets or liabilities being hedged. These gains and losses are included in "Other income (expense), net" on the Statement of Income.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds.

Investments

Short-term investments consist primarily of auction rate municipal and preferred securities. Interest rates on these securities reset at every auction date, generally every seven to forty nine days, depending on the security. Although original maturities of these instruments are generally longer than one year, the Company has the right to sell these securities each auction date.

Long-term investments consist of municipal bonds with greater than one-year maturities. At December 31, 2004, the Company had $3,737 in long-term investments, which are included in "Other assets" in our Balance Sheet. At December 31, 2003, the Company had no long-term investments.

The Company classifies all investments as available-for-sale. Available-for-sale securities are carried at estimated fair value, based on available market information, with unrealized gains and losses, if any, reported as a component of stockholders' equity. The cost of securities sold is based on the specific identification method.

Concentration of credit risk is managed by diversifying investments among a variety of high credit-quality issuers.

Inventories

Inventories, net of an allowance for slow-moving, excess quantities and obsolescence, are stated at the lower of cost (first-in, first-out basis) or market value. The Company's estimate for excess and obsolete inventory is

(In thousands, except per share and percent data)

based on a review of inventories on hand compared to their estimated future usage and demand for products. Reserves for excess and obsolete inventories were $17,354 and $3,297 at December 31, 2004 and 2003, respectively. If actual future usage and demand for the products are less favorable than those projected by the Company, additional allowances may be required.

The Company estimates its work-in-process inventories at third-party contract manufacturers based upon the inventory's estimated stage of completion and delivery dates. To the extent that actual work-in-process differs from the Company's estimates, inventory and accounts payable may need to be adjusted.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful life of the assets, generally two to five years, except for leasehold improvements, which are depreciated over the shorter of the estimated related useful life of the asset or the remaining term of the lease. Amortization of capital leases is included in depreciation expense.

Included in property and equipment are manufacturing tools used to produce the Company's products. These tools are generally depreciated over two years on a straight-line basis. The Company periodically reviews its capitalized manufacturing tools to ensure that the related product line is still in production and that the estimated useful lives of the manufacturing tools are consistent with the Company's depreciation policy. Depreciation expense for manufacturing tools is included in costs of goods sold. In 2004, the Company recorded accelerated depreciation of $785 to write-off certain tooling that would not be used in 2005.

The Company capitalizes website development costs in accordance with Emerging Issues Task Force ("EITF") No. 00-02, "Accounting for Website Development Costs." The costs capitalized included those to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates and costs to create initial graphics for the website that included the design or layout of each page. These costs are amortized on a straight-line basis over two years. For the years ended December 31, 2004, 2003, and 2002, the Company amortized $98, $2,083 and $3,037, respectively, of website development costs.

Intangible Assets

Intangible assets consist principally of trademarks and tradenames, product design and existing technology, and patents, and are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 15 years. At December 31, 2004, the Company tested its intangible assets for impairment based on the fair value of the cash flows that the business can be expected to generate in the future, known as the income approach. Based on this assessment the Company determined that no adjustments were necessary to the stated values.

Goodwill

Goodwill and indefinite lived intangible assets are reviewed annually, or more frequently if impairment indicators arise, for impairment. Goodwill no longer subject to amortization amounted to $19,500 at December 31, 2004 and 2003.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The tax provision includes accruals for possible future assessments that may result from the examination of federal, state or international tax returns. These accruals may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits, or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any possible future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution.

Comprehensive Earnings

Comprehensive earnings are comprised of gains and losses on the translation of foreign currency denominated financial statements.

Stock-Based Compensation

The Company generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair value of the shares on the date of grant. As allowed under the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for stock awards to employees. Accordingly, no compensation expense is recognized in the Company's financial statements in connection with stock options granted to employees with exercise prices not less than fair value. Deferred compensation for options granted to employees is determined as the difference between the deemed fair market value of the Company's common stock on the date options were granted and the exercise price.

Stock-based compensation arrangements to nonemployees are accounted for in accordance with SFAS 123 and EITF No. 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services," using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

For purposes of disclosures pursuant to SFAS 123, as amended by SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the estimated fair value of options is amortized over the options' vesting period. The following table illustrates the effect on net income (loss) and net income (loss) per common share if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share amounts):

	Year Ended December 31,		
	2004	2003	2002
Net income (loss) as reported	$ (6,528)	$72,675	$43,444
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	886	1,389	1,053
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(7,747)	(6,100)	(4,027)
Pro forma net income (loss)	$(13,389)	$67,964	$40,470
Pro forma net income (loss) per common share:			
Basic	$ (0.22)	$ 1.19	$ 1.02
Diluted	$ (0.22)	$ 1.13	$ 0.80

(In thousands, except per share and percent data)

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used:

	Year Ended December 31,		
	2004	2003	2002
Expected life (years)	4.0	4.0	4.0
Risk-free interest rate	3.1%	2.5%	4.4%
Volatility factor	61.0%	68.7%	70.0%
Dividend yield	0%	0%	0%

Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted-average fair value of options granted, which is the value assigned to the options under this disclosure policy for December 31, 2004, 2003 and 2002 was $10.86, $15.66, and $7.33 per share, respectively.

Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets is measured by comparison of the carrying amount of the asset to the net undiscounted future cash flows expected to be generated from the asset. If the future undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets' carrying value is adjusted to fair value. The Company regularly evaluates its long-lived assets for indicators of possible impairment.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, and allowed under the original provisions of SFAS No. 123. SFAS No. 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. The requirements of SFAS No. 123R are effective for fiscal periods beginning after June 15, 2005. SFAS No. 123R allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123 or only to interim periods in the year of adoption. The new standard will have a material impact on the amount of earnings we report for interim periods beginning after June 15, 2005. We are currently determining the impact that SFAS No. 123R will have on our results of operations and financial position for 2005 and beyond. We are currently evaluating the transition methods.

In November 2004, FASB issued FAS 151 "Inventory costs." FAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight handling costs, and waste material (spoilage). The statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, the statement requires that allocation of fixed production overheads to the costs of

(In thousands, except per share and percent data)

conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this standard to have any material impact on our results of operations.

3. Fair Value of Financial Instruments

At December 31, 2004 and 2003, the respective carrying values of the Company's financial instruments, including cash and cash equivalents, short-term and long-term investments, foreign exchange transactions, receivables, accounts payable and accrued liabilities, approximated their fair values.

4. Investments

Available-for-sale securities consisted of the following classified by original maturity date:

	Maturing within				
At December 31, 2004	**1 YR**	**2 YR**	**5 YR**	**Over 5 YR**	**Total**
Auction rate municipal securities	$ —	$ —	$1,000	$10,120	$11,120
Municipal preferred securities	6,675	—	—	—	6,675
Municipal bonds	—	2,000	—	2,893	4,893
Certificates of deposit	5,500	—	—	—	5,500
Total short-term investments	$12,175	$2,000	$1,000	$13,013	$28,188
Municipal bonds	$ —	$3,737	$ —	$ —	$ 3,737
Total long-term investments	$ —	$3,737	$ —	$ —	$ 3,737
Certificates of Deposit	$ 8,418	$ —	$ —	$ —	$ 8,418
Total restricted cash	$ 8,418	$ —	$ —	$ —	$ 8,418
At December 31, 2003					
Municipal preferred securities	$ 6,650	$ —	$ —	$ —	$ 6,650
Corporate auction preferred	22,600	—	—	—	$22,600
Auction rate municipal securities	—	1,000	$ 350	$24,175	$25,525
Municipal bonds	10,509	1,000	—	$ 1,000	$12,509
Total short-term investments	$39,759	$2,000	$ 350	$25,175	$67,284

5. Restricted Cash

Restricted cash at December 31, 2004 consisted of cash used to collateralize irrevocable standby letters of credit to several of our contract manufacturers. The standby letters of credit guarantee performance of the obligations of certain of our foreign subsidiaries to pay for trade payables up to $8,418 and are fully secured by cash deposits with the issuer. The letters of credit expired in January 2005 and the cash collateral was released.

(In thousands, except per share and percent data)

6. Inventories

Inventories consisted of the following:

	December 31, 2004	December 31, 2003
Raw materials	$ 39,684	$29,307
Work in process	6,058	—
Finished goods	102,801	64,887
Reserves	(17,354)	(3,297)
Inventories, net	$131,189	$90,897

Valuation of work in process inventory is an estimation of the Company's liability for products in production at the end of each fiscal period. This estimation is based upon normal production lead-times for products the Company has scheduled to receive in subsequent periods, plus a valuation of products it specifically knows are either completed or delayed in product beyond the normal lead-time flow.

7. Property and Equipment

Property and equipment consisted of the following:

	December 31, 2004	December 31, 2003
Tooling, cards, dies, and plates	$ 22,155	$ 15,903
Computers and software	20,316	14,363
Capitalized content development	11,335	10,298
Capitalized website costs	7,089	6,267
Equipment, furniture and fixtures	5,752	3,756
Leasehold improvements	3,153	1,817
Capitalized video costs	2,379	1,015
Displays	602	602
	72,781	54,021
Less: accumulated depreciation	(47,974)	(33,474)
Property and equipment, net	$ 24,807	$ 20,547

Capital leases of $50 and $50 at December 31, 2004 and 2003, respectively, are included with equipment, furniture, and fixtures, and the accumulated amortization on capital leases is $25 and $8 at December 31, 2004 and 2003, respectively.

8. Intangible Assets

	December 31, 2004	December 31, 2003
Trademarks, patents and other intangibles	$14,378	$ 8,058
Less accumulated amortization	(4,431)	(2,559)
	9,947	5,499
Goodwill	19,549	19,549
Intangible assets, net	$29,496	$25,048

(In thousands, except per share and percent data)

In January 2004, the Company entered into a ten-year technology license agreement with a third party to jointly develop and customize our respective technologies to be combined in a platform and related licensed products. The agreement calls for contractual payments of $6,000 in license fees, payable in 2004, of which $5,000 has been paid as of December 31, 2004. The $6,000 license fee is included in intangible assets on the balance sheet and is being amortized on a straight-line basis over the life of the contract.

Amortization expense related to trademarks, patents and other intangible assets was $1,872, $1,144, and $630 for the years ended December 31, 2004, 2003, and 2002, respectively. The estimated future amortization expense related to these intangible assets is as follows:

Year Ended December 31,	
2005	$1,848
2006	1,716
2007	1,421
2008	917
2009	817
Thereafter	3,228
	$9,947

9. Related Party Transactions

The Company is reporting the following related party transactions that involve Knowledge Universe, LLC and Lawrence J. Ellison, as it was a subsidiary of Knowledge Universe in 2002 and through April 2003. From April 2003 through April 2004, Lawrence J. Ellison and entities controlled by him, Michael R. Milken, Lowell J. Milken, and Knowledge Universe (which is controlled by Messrs. M. Milken, L. Milken and Ellison) and its affiliates owned a majority of the Company's voting shares. From April 2004, the Company has been a subsidiary of Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, which owns a majority of the Company's voting shares. In April 2004, Knowledge Universe, LLC changed its name to "KU LLC" and in October 2004, KU LLC changed its name to "Krest LLC."

- In 2004, 2003 and 2002 the Company purchased software products and support services from Oracle Corporation totaling $406, $569, and $280 respectively. As of December 31, 2004, Lawrence J. Ellison, the Chairman and Chief Executive Office of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership of approximately 16,750,000 shares of the Company's Class B common stock, which represents approximately 54% of the combined voting power of our Class A common stock and Class B common stock. Jeffrey Berg, a former member of the Company's board of directors who resigned in February 2005, serves on the board of directors of Oracle Corporation.
- In August 1999, the Company purchased a 19.9% ownership interest in Knowledge Kids Media Group, Inc., an affiliate of Krest LLC, for $2,000. Krest LLC indirectly owned 80.1% of Knowledge Kids Media Group. Knowledge Kids Media Group owned substantially all of the voting power of Knowledge Kids Network, Inc. Sarina D. Simon, a member of the Company's board of directors until June 2004, was Chief Executive Officer of Knowledge Kids Media Group and Knowledge Kids Network from January 1999 to June 2004. Knowledge Kids Media Group was dissolved in August 2004.
- In March 2001, the Company entered into an agreement with Knowledge Kids Network, in which Knowledge Kids Network, an affiliate of Krest LLC, agreed to develop content and provide technical services in connection with LeapPad interactive books. The Company incurred no expenses in 2004, and in

(In thousands, except per share and percent data)

2003 and 2002, the Company incurred $122 and $658, respectively, in expenses for services from Knowledge Kids Network. In June 2004, the Company entered into an asset purchase agreement with and purchased certain assets from Knowledge Kids Network and its wholly-owned subsidiary Kids and Family Edge LLC for a total purchase price of $300. The Company purchased the assets in order to obtain the contents of a children's website developed by Knowledge Kids Network and to benefit from a contract giving the Company online advertising impressions.

- In July 2002, the Company entered into a tax sharing agreement with Knowledge Universe, Inc., a Krest, LLC affiliate, with respect to certain state tax matters. In accordance with the agreement, the Company was required to pay Knowledge Universe, Inc. amounts equal to what the Company's liability would have been as a stand-alone taxpayer in 2002 and prior years. In the course of preparing the state income tax returns for 2003, it was determined that the Company was no longer a part of a unitary group with Knowledge Universe, Inc. for the entire year of 2003. The liabilities computed under the tax sharing agreement were $0 in 2004 and 2003, and $2,700 in 2002. The Company is currently in dispute with Knowledge Universe, Inc. relating to the settlement of certain amounts under the tax sharing agreement. The Company is claiming a refund of $635 in overpaid state taxes from Knowledge Universe, Inc. while Knowledge Universe, Inc. is claiming approximately $1,200 for payment of tax attributes that were allocated to the Company under state tax law.

- Affinity Squared, Inc., an affiliate of Krest, LLC, provides health and welfare plan administration services to the Company. In 2004, 2003 and 2002, $65, $201 and $267 respectively, was incurred by us for services provided by Affinity Squared, Inc. Accounts payable to Affinity Squared, Inc. was $0, $14, and $26 at December 31, 2004, 2003 and 2002, respectively.

The law firm of Maron & Sandler served as the Company's primary outside general counsel from August 1997 through July 2002. As of December 2004, they no longer provided legal services to the Company and are no longer the transfer agent for the Company's Class B common stock. Stanley E. Maron, a member of the Company's board of directors, is a partner of Maron & Sandler. In 2004, 2003 and 2002, the Company paid Maron & Sandler $9, $5 and $320, respectively, for legal services rendered to the Company. In addition, Mr. Maron and other attorneys of Maron & Sandler hold interests in an entity that holds non-voting units of a limited liability company that holds an equity interest in Krest LLC. These non-voting units amount to a less than 1% economic interest in Krest LLC.

10. Accrued Liabilities

	December 31,	
	2004	2003
Advertising and promotion	$22,668	$16,746
Royalties and commission payable	8,110	8,437
Employee-related costs	6,103	5,482
Accrued inventory, manufacturing, and warehousing	4,579	6,954
Research and Development related costs	2,816	—
Legal fees and settlement costs	1,916	538
Sales and VAT tax payable	1,277	963
Consulting and contractor costs	967	818
Other	5,432	4,696
	$53,868	$44,634

(In thousands, except per share and percent data)

11. Borrowings Under Credit Agreements and Long-Term Debt

On December 31, 2002 the Company entered into a $30,000 three year unsecured senior credit facility with a financial institution, with an option to increase the facility to $50,000. The agreement requires the Company to comply with certain financial covenants, including the maintenance of a minimum quick ratio on a quarterly basis and a minimum level of EBITDA on a rolling quarterly basis. The level of a certain financial ratio maintained by the Company determines interest rates on borrowings. The interest rate will be between prime and prime plus 0.25% or LIBOR plus 1.25% to 2.00%.

On December 31, 2004 the Company elected to exercise its option and increased the credit facility to $50,000. The Company received a waiver from the financial institution specifically for the maintenance of a minimum level of EBITDA for the quarter ending December 31, 2004. At December 31, 2004, the Company was in compliance with all covenants taking into account the waiver issued by the financial institution. There was no outstanding balance at December 31, 2004 and 2003 on the credit facility.

At December 31, 2004, the Company had outstanding letters of credit of $13,568, of which $5,150 were secured by the credit facility and $8,418 were cash collateralized. At December 31, 2003, outstanding letters of credit were $300. At December 31, 2004, $44,850 of unused borrowings were available to the Company.

12. Content License Agreements

The Company licenses certain of its content from third parties under exclusive and nonexclusive agreements, which permit the Company to utilize characters, stories, illustrations and trade names throughout specified geographic territories. The total amount of royalty expense related to these license agreements was $12,435, $12,628, and $6,463 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company had $7,235 and $7,290 in accrued royalties at December 31, 2004 and 2003, respectively.

13. Concentrations of Credit Risk and Certain Other Risks

Financial instruments that subject the Company to concentrations of credit risk include cash equivalents, short-term and long-term investments, foreign exchange transactions and trade receivables. Cash and cash equivalents consist principally of cash and money market funds. Investments consist principally of fixed income municipal securities and auction preferred securities. Foreign exchange transactions are with highly rated financial institutions. These instruments are short-term in nature and bear minimal risk. To date, the Company has not experienced any material losses on cash equivalents, short-term and long-term investments, and foreign exchange transactions.

The Company manufactures and sells its products primarily to national and regional mass-market retailers in the United States. Credit is extended based on an evaluation of the customers' financial condition, and generally collateral is not required. However, letters of credit are sometimes requested. Credit losses are provided for in the consolidated financial statements as are the related reserves.

Seasonality of Sales

Sales of the Company's products have historically been highly seasonal with a significant majority of the sales occurring during the third and fourth quarters. Failure to accurately predict and respond to consumer demand may cause the Company to produce excess inventory, which could adversely affect the Company's operating results and financial condition. Conversely, if a product achieves greater success than anticipated, the

Form 10-K

(In thousands, except per share and percent data)

Company may not have sufficient inventory to meet retail demand, which could adversely impact the Company's relations with its customers.

Off-Shore Manufacturing

Since the Company does not have its own manufacturing facilities, it is dependent on close working relationships with its contract manufacturers for the supply and quality of its products and the computer chips contained in these products. The Company expects to continue to use a limited number of contract manufacturers and fabricators, most of which are located in China, and, accordingly, will continue to be highly dependent upon sources outside the Company for timely production. Given the highly seasonal nature of the Company's business, any unusual delays or quality control problems could have a material adverse effect on the Company's operating results and financial condition. The Company's top three vendors supplied a total of 42%, 48% and 58% of the Company's products in 2004, 2003 and 2002 respectively; Jetta Company Limited, located in China, supplied 24%, 32% and 45%, respectively.

Customer Concentration

A limited number of customers historically have accounted for a substantial portion of the Company's net sales. The significant customers and the relative percentage of net sales for these customers are approximately as follows:

	Year ended December 31,		
	2004	2003	2002
Wal-Mart	28%	31%	30%
Toys "R" Us	23%	25%	28%
Target	13%	12%	11%
Kmart	3%	4%	6%
Total	67%	72%	75%

Wal-Mart, Toys "R" Us and Target accounted for 30%, 32% and 14%, respectively, of gross accounts receivable at December 31, 2004. At December 31, 2003, Wal-Mart, Toys "R" Us and Target accounted for 38%, 29% and 13%, respectively, of gross accounts receivable.

14. Income Taxes

Income (loss) before taxes includes the following components:

	Year ended December 31,		
	2004	2003	2002
Pre-tax income (loss):			
United States	$(13,514)	$110,586	$64,189
Foreign	1,057	4,709	8,084
Total	$(12,457)	$115,295	$72,273

(In thousands, except per share and percent data)

The income tax (benefit) provision recognized in the consolidated statements of operations consists of the following:

	Year ended December 31,		
	2004	2003	2002
Current:			
Federal	$ 9,004	$31,129	$ 31,505
State	1,227	3,746	5,834
Foreign	3,073	2,534	2,753
	13,304	37,409	40,092
Deferred:			
Federal	(14,013)	4,824	(10,130)
State	(4,717)	505	(1,133)
Foreign	(503)	(118)	—
	(19,233)	5,211	(11,263)
Provision (benefit) for income taxes	$ (5,929)	$42,620	$ 28,829

While the Company believes that its tax return positions are supportable, the tax provision includes sufficient accruals for possible future assessments that may result from the examination of federal, state, or international tax returns. The tax contingency accruals may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits, or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any possible future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution. The Company believes that the tax contingency accruals reflect the probable outcome of known tax contingencies at this time.

Tax benefits of $8,420 related to employee stock options were credited directly to Stockholders' equity.

The differences between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 35% was as follows:

	Year Ended December 31,		
	2004	2003	2002
Income tax (benefit) at the statutory rate	$(4,360)	$40,353	$25,295
State income taxes	(834)	4,798	2,632
Foreign tax rates differential	1,590	(167)	209
International sourcing operations	(1,948)	—	—
Nondeductible items	270	180	108
Research and development credits	(2,277)	(4,808)	—
Other	1,630	2,264	585
Income tax provision (benefit)	$(5,929)	$42,620	$28,829

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $25,536 at December 31, 2004. The earnings are considered to be permanently reinvested and no deferred U.S. income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income tax in the approximate amount of $6,523.

(In thousands, except per share and percent data)

For federal income tax purposes, the Company files a separate federal income tax return. However, due to its status as part of a unitary group with Knowledge Universe, Inc., the Company joined in the filing of several unitary/combined state tax returns with the Knowledge Universe, Inc. group for 2002 and prior years. In the course of preparing the state income tax returns for 2003, it was determined that the Company was no longer a part of a unitary group with Knowledge Universe, Inc. for the entire year of 2003.

In July 2002, the Company entered into a tax sharing agreement with Knowledge Universe, Inc. with respect to certain state tax matters. In accordance with the agreement, the Company was required to pay Knowledge Universe, Inc. amounts equal to what the Company's liability would have been as a stand-alone taxpayer in 2002 and prior years. The Company is currently in a dispute with Knowledge Universe, Inc. relating to the settlement of certain amounts under the tax sharing agreement. The Company is claiming a refund of $635 in overpaid state taxes from Knowledge Universe, Inc. while Knowledge Universe, Inc. is claiming approximately $1,200 for payment of tax attributes that were allocated to the Company under state tax law. The Company does not believe that the the ultimate outcome of this dispute will result in a loss and therefore has not accrued for losses related to this dispute.

The components of the Company's deferred taxes are as follows:

	December 31	
	2004	2003
Deferred tax assets:		
NOL and Credits Carryover	$14,440	$ —
Inventory and other reserves	14,911	10,272
Depreciation and Amortization	622	619
Other	1,669	1,463
Total	$31,642	$12,354

The Company has federal net operating loss carryforwards of $22,089 which will expire in 2023 and 2024. State net operating loss carryforwards totaling $21,345 as of December 31, 2004 will expire in years 2005 through 2024. As of December 31, 2004, the Company also has federal and California research and development credit carryforwards of $2,673 and $4,517, respectively. The federal research credit carryforwards will expire in 2024 while the California research credits can be carried forward indefinitely.

SFAS Statement 109, "Accounting for Income Taxes," states that a valuation allowance must be recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that the Company will more likely than not realize its entire deferred tax assets. Therefore, no valuation allowance has been established for 2004 or 2003.

15. Redeemable Convertible Series A Preferred Stock

In March 2001, the Company issued 2,000 shares of Series A preferred stock at $12.50 per share for total proceeds of $24,139, net of issuance costs of $861. In November 2002, all outstanding shares of our Series A preferred stock automatically converted into our Class A common stock on a one-for-one basis.

(In thousands, except per share and percent data)

16. Stockholders' Equity

Common Stock

The Company is authorized to issue 180,000 shares of common stock at a $0.0001 par value per share, of which 139,500 shares are designated as Class A common stock and 40,500 shares are designated as Class B common stock.

Conversion

Each holder of Class B common stock shall have the right to convert each share of Class B common stock into one share of Class A common stock.

Dividends

Class A and B stockholders shall be entitled to dividends when and as declared by the Board out of funds legally available. When dividends are declared, such dividends shall be paid in equal amounts per share on all shares of Class A and Class B common stock.

Voting

The Class A stockholders are entitled to one vote per share and the Class B stockholders are entitled to ten votes per share.

Liquidation

Class A and B common stockholders are equally entitled to all assets of the Company available for distribution.

Initial Public Offering

In July 2002, the Company raised $115,100, after offering expenses and underwriters' commissions, in its initial public offering of 9,960 shares of its Class A common stock at a price to the public of $13.00 per share.

Conversion of Stock Appreciation Rights

Prior to its initial public offering, the Company granted stock appreciation rights under its Amended and Restated Employee Equity Participation Plan. Concurrent with the initial public offering of the Company's Class A common stock, the Company stopped granting stock appreciation rights under the Employee Equity Participation Plan.

In February 2002, the Company converted 338 stock appreciation rights into options to purchase an aggregate of 338 shares of Class A common stock. The Company recognized approximately $820 in expense through February 2002 related to the vested portion of these rights. Deferred compensation of $868 related to the unvested portion will be amortized to expense through the first quarter of 2005 as the options vest. To the extent any of the unvested options are forfeited, the actual expense recognized could be lower than currently anticipated. As of December 31, 2004, $11 remains to be amortized to expense.

In July 2002, the Company converted 1,586 stock appreciation rights into options to purchase an aggregate of 1,586 shares of Class A common stock. The expense related to the conversion of the vested stock appreciation

(In thousands, except per share and percent data)

rights was $1,562 based on vested rights with respect to 192 shares of Class A common stock outstanding as of July 25, 2002 at the Company's initial public offering price of $13 per share. The Company's deferred compensation expense in connection with the conversion of 1,311 unvested stock appreciation rights held by employees into options to purchase 1,311 shares of Class A common stock, was $4,033. The Company will recognize this expense over the remaining vesting period of the options into which the unvested rights are converted. Deferred compensation related to the unvested portion will be amortized to expense as the options vest. To the extent any of the unvested options are forfeited, the actual expense recognized could be lower than currently anticipated. As of December 31, 2004, $490 remains to be amortized to expense.

Stock Option Plans

The Company, with the approval of its stockholders and directors, began the granting of options to employees, directors and consultants in 1997. The Company adopted a Stock Option Plan in March 1999, which covered the conditions of options previously granted. Under the Stock Option Plan, employees, outside directors and consultants are able to participate in the Company's future performance through awards of incentive stock options and nonqualified stock options. The number of shares reserved and available for grant and issuance pursuant to the Stock Option Plan is 15,000 shares.

In May 2002, the Board of Directors adopted the 2002 Equity Incentive Plan (the "Plan"), which amends and restates the Stock Option Plan. An additional 1,500 shares of Class A common stock were reserved bringing the total issuable under the Plan to 16,500. Each stock option under the Plan is exercisable pursuant to the vesting schedule set forth in the stock option agreement granting such stock option. Unless a different period is provided for by the Board or a stock option agreement, each stock option is generally exercisable for a period of ten years from the date of grant. No stock option shall be exercisable after the expiration of its option term. Any incentive stock option granted to any owners of 10% or more of the total combined voting power of the Company is exercisable only until December 31, 2002. The exercise price of the option shall be 100% of the fair market value of a share of Class A common stock on the date the stock option is granted, provided that the option price of an incentive stock option granted to any owner of 10% or more of the total combined voting power of the Company shall be 110% of such fair market value. The aggregate fair market value of Class A common stock with respect to which incentive stock options are exercisable by an optionee during any calendar year shall not exceed $100.

In April 2004, the Board of Directors approved an amendment to the Plan to increase the aggregate number of shares of our Class A common stock authorized for issuance by 2,500 shares, from 16,500 to 19,000, and to allow for performance based stock awards to be granted under the Plan. The Company's stockholders approved the Plan in June 2004.

Within the maximum number of 19,000 shares authorized to be issued under the Plan, no more than 4,750 shares of Class A common stock may be issued pursuant to stock awards other than options. In addition, no person may be granted awards under the Plan covering more than 2,000 shares of Class A common stock in any calendar year. Shares awarded under a stock bonus award may be subject to repurchase by us in accordance with a vesting schedule to be determined the Board of Directors. Stock awards may be subject to performance goals. The Board of Directors will set a period of time, or Performance Period, which will generally be three years long, over which the attainment of one or more goals, or Performance Goals, will be measured for the purpose of determining whether the award recipient has a vested right in or to such stock award. Depending on actual results achieved, the recipient can vest in from 0% to 200% of the target number of shares granted.

In July 2002, the Board of Directors adopted, and the Company's stockholders approved, the 2002 Non-Employee Directors' Stock Option Plan ("NED Plan"). In June 2004 an amendment to the NED Plan was

(In thousands, except per share and percent data)

approved by stockholders. Under the NED Plan 750 shares of Class A Common Stock have been reserved for issuance. and the Plan provides for the following grants to be made to Non- Employee Directors without further action of the Company's Board of Directors: (1) an option to purchase 30 shares of Class A common stock upon their initial appointment or election to the Board (2) an option to purchase 15 shares of Class A common stock shall be granted annually on July 1, commencing in 2003, to all existing Non-Employee Directors (3) an option to purchase 25 shares of Class A common stock shall be granted annually, in lieu of an annual grant of 15 shares, to an Non-Employee Director who holds the position of Chairman of the Board of Directors. Shares will be prorated based on annual service time. Each stock option is exercisable for a period of ten years from the date of grant, no stock option shall be exercisable after the expiration of its option term, the exercise price of the option shall be 100% of the fair market value of a share of Class A common stock on the date the stock option is granted, and options shall vest ratably over a thirty six month period.

A summary of the activity under the stock option plans is as follows:

		Optioned Class A Shares		
	Reserved but Unoptioned Shares	Number of Shares	Price per Share	Weighted-Average Exercise Price
Balances, December 31, 2001	1,177	7,268	2.37-7.50	4.72
Increase in options reserved	7,250	—		
Options granted	(4,041)	4,041	5.00-19.71	10.41
Options exercised	—	(529)	2.37-10.00	3.99
Options canceled	583	(583)	2.37-19.71	5.32
Balances, December 31, 2002	4,969	10,197	2.37-19.71	6.96
Options granted	(1,170)	1,170	20.60-44.60	29.56
Options exercised	—	(4,621)	2.37-24.69	5.59
Options canceled	277	(277)	5.00-24.69	9.30
Balances, December 31, 2003	4,076	6,469	2.37-44.60	11.84
Increase in options reserved	2,500	—		
Stock awards granted, net	(364)	—		
Options granted	(2,690)	2,690	12.05-29.74	22.21
Options exercised	—	(1,638)	2.37-24.69	6.50
Options canceled	694	(694)	5.00-44.60	16.07
Balances, December 31, 2004	4,216	6,827	$ 2.37-44.60	$16.77

Form 10-K

(In thousands, except per share and percent data)

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2004:

	Class A Options Outstanding			Class A Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$2.37	79	2.00	$ 2.37	79	$ 2.37
5.00	1,307	6.37	5.00	1,257	5.00
7.50 – 12.05	1,166	7.59	10.33	606	9.88
12.20 – 14.00	1,049	7.62	12.65	603	12.50
17.43 – 20.60	1,010	8.94	19.72	216	20.03
21.37 – 29.30	1,333	9.05	25.42	315	25.72
29.74 – 44.60	883	8.85	32.47	216	34.12
$ 2.37 – 44.60	6,827	7.94	$16.77	3,292	$12.09

The number of Class A options exercisable at December 31, 2003 and 2002, were 2,886 and 5,158 shares, respectively.

During the years ended December 31, 2004, 2003 and 2002, the Company granted options to consultants to purchase 2, 14, and 125 shares of Class A common stock at average exercise prices of $12.05, $21.77, and $9.89 per share, respectively. These options were granted in exchange for consulting services performed. The Company determined the fair value of these options using the Black-Scholes valuation model. Compensation expense related to options to consultants was $426, $1,093, and $349 for the years ended December 31, 2004, 2003 and 2002, respectively. Included in the 125 options granted to consultants in 2002 are 40 options issued in connection with the conversion of stock appreciation rights that were originally issued in prior years. Excluding these converted rights, 85 options at an average price of $12.20 were issued to consultants in 2002.

During the years ended December 31, 2004, 2003 and 2002, in connection with the grant of certain stock options to employees, the Company recorded deferred stock compensation for financial statement reporting purposes of $-0-, $127, and $5,034 respectively.

In addition, in connection with the grant of 115 stock awards in November 2004, the Company recorded deferred compensation of $1,523. Deferred stock compensation is included as a component of stockholders' equity and is being amortized to expense on a straight-line basis over the vesting periods of the options. The Company recorded $1,691, $2,203, and $1,752 of stock-based compensation for the years ended December 31, 2004, 2003 and 2002, respectively.

During the year ended December 31, 2004, the Company granted 387 performance based stock awards. The shares are eligible to vest over a three year period based on the attainment of performance goals as set by the Board of Directors for such period. As of December 31, 2004, no shares have vested and 138 of the 387 shares granted have been cancelled due to 2004 annual performance goals not being achieved and employee terminations.

Employee Stock Purchase Plan

In July 2002, the Company's stockholders adopted the 2002 Employee Stock Purchase Plan, under which 2,000 shares of Class A common stock have been reserved. During the years ended December 31, 2004 and 2003, 121 and 156 shares, respectively, were issued under this plan. No shares were issued prior to 2003.

(In thousands, except per share and percent data)

Shares Reserved For Future Issuance

The following table summarizes the number of shares of Class A common stock that are reserved for future issuance at December 31, 2004.

Class A	
Options and stock awards available and outstanding	11,292
Shares issuable under the Employee Stock Purchase Plan	1,723
Conversion of Class B Common Stock	27,614
	40,629

Form 10-K

17. Warrants

On July 21, 1998, the Board of Directors approved a dividend to be declared and paid to its then current stockholders of Class B common stock. The dividend was in the form of five-year warrants, terminating on July 20, 2003, to purchase an aggregate of 10,000 shares of Class B common stock of the Company for $5.00 per share. One warrant was issued to Knowledge Kids, LLC for the purchase of 8,200 shares of Class B common stock. Another warrant was issued to FrogPond, LLC for the purchase of 1,800 shares of Class B common stock. At the time of the dividend, Knowledge Kids owned approximately 79% of the equity interests and approximately 82% of the voting power of the Company, and FrogPond owned approximately 17% of the equity interest and approximately 18% of the voting power of the Company. Knowledge Kids is an indirect, wholly owned subsidiary of Knowledge Universe. FrogPond owns the shares that were issued as consideration for the assets of LeapFrog RBT, LLC at the time that the Company acquired the assets of LeapFrog RBT in September 1997.

On November 8, 2002, Knowledge Kids, LLC exercised such warrant through the surrender of 1,483 shares of previously-owned Class B common stock, the aggregate value of which was the total $41,000 exercise price in accordance with the terms of the warrant. As a result, Knowledge Kids acquired 6,717 additional shares of the Company's Class B common stock on a net basis.

Also on November 8, 2002, FrogPond, LLC exercised such warrant by canceling a portion of the warrant equal in value to the total $9,000 exercise price in accordance with the terms of the warrant. As a result, FrogPond received 1,474 shares of Class B common stock on a net basis.

In March 2002, in connection with recruiting services rendered, the Company issued a warrant to purchase 20 shares of Class A common stock at an exercise price of $10.00 per share. The Company accounted for the fair value of the warrants of approximately $142 as an increase to additional paid in capital with a corresponding reduction of accrued expenses. The fair value of the warrant, which was expensed in 2001, was estimated using the Black-Scholes valuation model. On July 29, 2002 such warrant was exercised through a cashless exercise, in accordance with the terms of the warrant, and 7 shares of Class A common stock were issued.

There were no warrants outstanding as of December 31, 2004 or December 31, 2003.

18. Equity Participation Plan

Effective in March 2000, the Company adopted the 2000 Employee Equity Participation Plan (the "Equity Plan") whereby participants were, subject to vesting and forfeiture rules, entitled to receive in cash the appreciation in value of a vested right. Participants did not own actual shares of the Company. Vesting in the Equity Plan is generally 25% on the one-year anniversary date and monthly for the remaining three years.

(In thousands, except per share and percent data)

In 2002, all existing, unexercised rights under the Equity Plan were converted into non-qualified stock options, and the plan was terminated in July 2002. At December 31, 2004 and 2003, there were no rights outstanding.

The Company recognized $0, $0, and $1,341 of compensation expense in connection with the Equity Plan for the years ended December 31, 2004, 2003 and 2002, respectively.

19. Derivative Financial Instruments

The Company realized a net loss of $32 for the year ended December 31, 2004 related to its foreign currency exposure and hedging contracts. For the year ended December 31, 2004, the Company recorded a net loss of $5,850 on the foreign current forward contracts. This loss was largely offset by a foreign exchange gain of $5,818 on the underlying transactions.

At December 31, 2004, the Company had outstanding foreign exchange forward contracts, all with maturities of approximately one month, to purchase and sell the equivalent of approximately $60,300 in foreign currencies, including British Pounds, Canadian Dollars, Euros and Mexican Pesos. The fair market value of these instruments was not significant and accordingly was not recorded in the balance sheet. We believe the counterparties to these contracts are creditworthy multinational commercial banks and thus the risks of counterparty nonperformance associated with these contracts are not considered to be material. Notwithstanding the Company's efforts to manage foreign exchange risk, there can be no assurances that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations.

20. Net Income (Loss) Per Share

The Company follows the provisions of SFAS No. 128, Earnings Per Share ("SFAS 128"), which requires the presentation of basic net income (loss) per common share and diluted net income (loss) per common share. Basic net income (loss) per common share excludes any dilutive effects of options, warrants and convertible securities.

The following table sets forth the computation of basic and diluted net income (loss) per share.

	Year Ended December 31,		
	2004	2003	2002
Numerator:			
Net income (loss)	$ (6,528)	$72,675	$43,444
Denominator—weighted average shares:			
Class A and B—shares	59,992	57,246	39,695
Less: shares of unvested stock	(16)	—	—
Denominator for basic net income (loss) per Class A and B share	59,976	57,246	39,695
Effect of dilutive securities:			
Employee stock options	—	3,302	3,359
Warrants	—	—	5,909
Convertible preferred stock	—	—	1,781
Denominator for diluted net income (loss) per Class A and B share	59,976	60,548	50,744
Net income (loss) per Class A and B share:			
Basic	$ (0.11)	$ 1.27	$ 1.09
Diluted	$ (0.11)	$ 1.20	$ 0.86

(In thousands, except per share and percent data)

If the Company had reported net income for the year ended December 31, 2004, the calculation of diluted net income (loss) per Class A and B share would have included an additional 1,582 common equivalent shares related to outstanding stock options and unvested stock (determined using the treasury stock method).

21. Commitments and Contingencies

The Company leases office and warehouse space under noncancelable operating leases having initial terms in excess of one year and expiring in various years between 2005 and 2016. The Company also has several noncancelable office equipment leases with initial terms in excess of one year and which expire in various years between 2005 and 2007, and certain of these leases contain rent escalation clauses. Generally, these have initial lease periods of three to ten years, and contain provisions for renewal options of five years at market rates.

Rent expense for the years ended December 31, 2004, 2003 and 2002 was $5,088, $3,656 and $2,772, respectively.

Future minimum annual payments under the Company's commitments for the years ended December 31 are:

Year	Commitments
2005	$21,637
2006	9,622
2007	5,142
2008	4,565
2009	4,581
Thereafter	15,023
Total	$60,570

The commitment schedule includes commitments related to the amendment of the Emeryville lease signed in March 2005. The Company is also obligated to pay certain minimum royalties in connection with license agreements to which the Company is a party. Commitments to be paid in 2005 include $11,000 in royalties related to a technology agreement. Amounts related to capital leases are included in the schedule above but are immaterial.

Deferred rent liability was $1,275 and $528 at December 31, 2004 and 2003.

Legal Proceedings

Various claims and lawsuits are pending against the Company. The Company intends to defend or pursue these suits vigorously.

LeapFrog Enterprises, Inc. v. Fisher-Price, Inc. and Mattel, Inc.

In October 2003, the Company filed a complaint in the federal district court of Delaware against Fisher-Price, Inc., No. 03-927 GMS, alleging that the Fisher-Price PowerTouch learning system violates United States Patent No. 5,813,861. In September 2004, Mattel, Inc. was joined as a defendant. The Company is seeking damages and injunctive relief. Trial by jury is set for May 16, 2005.

Form 10-K

(In thousands, except per share and percent data)

LeapFrog Enterprises, Inc. v. Lexington Insurance Co.

On October 21, 2004, the Company filed a complaint in the Superior Court of the State of California, County of Alameda, against Lexington Insurance Co., No. RG04181463, alleging breach of contract and bad faith in denying the Company coverage for the Company's costs with respect to patent infringement claims filed against the Company in three prior litigations. The Company is seeking approximately $3.5 million in damages to recover the Company's defense fees and indemnity payments.

In re LeapFrog Enterprises, Inc. Derivative Litigation

In July 2004, the Superior Court of the State of California, County of Alameda, granted the Company's motion to dismiss with prejudice the consolidated derivative lawsuit, denying plaintiffs' leave to amend the complaint, and entered final judgment in the action in favor of the Company and the individual officers and directors. In September 2004, the plaintiffs have appealed the dismissal. The dismissed derivative lawsuit was a consolidation of the *Santos v. Michael Wood, et al.* complaint, filed in December 2003, and a complaint captioned *Capovilla v. Michael Wood, et al.*, filed in March 2004. Both complaints alleged causes of action for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violations of the California Corporations Code, based upon allegations that certain of the Company's officers and directors issued or caused to be issued alleged false statements and allegedly sold portions of their stock holdings while in the possession of adverse, non-public information. In April 2004, the Superior Court consolidated both the *Santos* and *Capovilla* actions into a single action captioned *In re LeapFrog Enterprises, Inc. Derivative Litigation*, No. RG03130947.

Stockholder Class Action

On December 2, 2003, a class action complaint entitled *Miller v. LeapFrog Enterprises, Inc., et al.*, No. 03-5421 RMW, was filed in federal district court for the Northern District of California against the Company and certain of its current and former officers and directors alleging violations of the Securities Exchange Act of 1934, or 1934 Act. Subsequently, three similar actions were filed in the same court: *Weil v. LeapFrog Enterprises, Inc., et al.*, No. 03-5481 MJJ; *Abrams v. LeapFrog Enterprises Inc., et al.*, No. 03-5486 MJJ; and *Ornelas v. LeapFrog Enterprises, Inc.*, et al., No. 03-5593 SBA. Each of those complaints purports to be a class action lawsuit brought on behalf of persons who acquired the Company's Class A common stock during the period of July 24, 2003 through October 21, 2003. On February 18, 2004, the plaintiff in the Weil action amended her complaint and now seeks to maintain a class action on behalf of persons who acquired the Company's Class A common stock during the period of July 24, 2003 through February 10, 2004. All of the complaints allege that the defendants caused the Company to make false and misleading statements about the Company's business and forecasts about the Company's financial performance, and that certain of its individual officers and directors sold portions of their stock holdings while in the possession of adverse, non-public information. The Weil complaint also alleges that the Company's financial statements were false and misleading. The complaints do not specify the amount of damages sought. The court has not yet appointed a lead class plaintiff, and a consolidated complaint has not been filed. Discovery has not commenced and no trial date has been set. The Company anticipates that all of the actions will ultimately be consolidated into one action and that a consolidated amended complaint will be filed after the appointment of a lead plaintiff.

22. Defined Contribution Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The 401(k) plan is elective and provides for the Company to match 25% of employee contributions up to 4% of the participant's compensation. The matching contributions are fully vested at the time the contribution is made. Prior to October 2004, this defined contribution plan was sponsored by Knowledge Universe, Inc.

(In thousands, except per share and percent data)

Total expense to the Company related to this plan was $307, $238 and $169 in 2004, 2003 and 2002, respectively.

23. Segment Reporting

The Company's reportable segments include U.S. Consumer, International and Education and Training.

The U.S. Consumer segment includes the design, production and marketing of electronic educational toys and books, sold primarily through the retail channels. For the International segment, the Company designs, markets and sells products primarily in the non-U.S. consumer product market. The Education and Training segment includes the design, production and marketing of educational books and toys sold primarily to school systems.

The accounting policies of the segments are the same as those described in Note 2 of these notes to consolidated financial statements.

	Net Sales	Income (Loss) from Operations	Total Assets
2004			
U.S. Consumer	$431,861	$ (49,886)	$435,255
Education and Training	55,235	10,947	17,167
International	153,193	24,956	107,372
Total	$640,289	$ (13,983)	$559,794
2003			
U.S. Consumer	$545,976	$ 83,209	$472,928
Education and Training	37,469	(194)	20,100
International	96,567	26,443	59,631
Total	$680,012	$109,458	$552,659
2002			
U.S. Consumer	$458,048	$ 72,692	$354,874
Education and Training	20,138	(9,042)	6,602
International	53,586	7,701	36,206
Total	$531,772	$ 71,351	$397,682

In 2004, the Company had net sales in the United Kingdom of $67.8 million, which was 10.6% of the Company's total consolidated net sales for 2004. In 2003 and 2002, the Company had net sales in the United Kingdom of $39.0 million and $20.2 million, respectively. No other country accounted for more than 10% of the Company's net sales for 2002 through 2004. The Company attributes sales to non-United States countries on the basis of sales billed by each of its foreign subsidiaries to its customers. For example, the Company attributes sales to the United Kingdom based on the sales billed by the Company's United Kingdom-based foreign subsidiary, Leap Frog Toys (UK) Limited, to its customers. Additionally, the Company attributes sales to non-United States countries if product is shipped from Macau or one of the Company's leased warehouses in the United States to a distributor in a foreign country.

As of December 31, 2004, 2003 and 2002, long-lived assets located in foreign countries were $10,973, $1,842 and $418, respectively.

24. Quarterly Financials — Unaudited

Certain amounts have been reclassified to conform to the presentation in the current year annual financial statements.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year Ended December 31,
			(In thousands)		
2004					
Net sales	$ 71,632	$ 80,814	$231,094	$256,749	$640,289
Gross profit	31,948	36,467	93,553	97,077	259,045
Income (loss) from operations	(19,246)	(11,663)	30,639	(13,713)	(13,983)
Net income (loss)	(11,823)	(7,407)	20,233	(7,531)	(6,528)
Net income (loss) per common share:					
Basic	$ (0.20)	$ (0.12)	$ 0.34	$ (0.12)	$ (0.11)
Diluted	$ (0.20)	$ (0.12)	$ 0.33	$ (0.12)	$ (0.11)
2003					
Net sales	$ 76,733	$ 68,030	$203,888	$331,361	$680,012
Gross profit	40,641	35,821	104,822	158,860	340,144
Income (loss) from operations	(3,542)	(7,942)	52,581	68,361	109,458
Net income (loss)	(969)	(3,926)	33,404	44,166	72,675
Net income (loss) per common share:					
Basic	$ (0.02)	$ (0.07)	$ 0.58	$ 0.75	$ 1.27
Diluted	$ (0.02)	$ (0.07)	$ 0.55	$ 0.72	$ 1.20

25. Subsequent Events

In March 2005, the Company amended its lease agreement for the Company's corporate offices in Emeryville, California. The amendment to the lease extended the term of the lease agreement from January 31, 2006 to March 31, 2016. Payments totaling $20,000 are due over the term of the lease.

In the first quarter of 2005, the Company announced a restructuring of its workforce and a reduction of over 180 full-time employees.

EXHIBIT INDEX

3.03*	Amended and Restated Certificate of Incorporation.
3.04*	Amended and Restated Bylaws.
4.01*	Form of Specimen Class A Common Stock Certificate.
4.02**	Fourth Amended and Restated Stockholders Agreement, dated May 30, 2003, among LeapFrog and the investors named therein.
10.01*	Form of Indemnification Agreement entered into by the Company with each of its directors and each of its executive officers.
10.02*	Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog, as amended.
10.03	Fifth Amendment, dated March 7, 2005, to Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog.
10.04*	Amended and Restated Stock Option Plan.
10.05*	Amended and Restated Employee Equity Participation Plan.
10.06* †	2002 Equity Incentive Plan.
10.07* †	Form of Stock Option Agreement under the 2002 Equity Incentive Plan.
10.08* †	2002 Non-Employee Directors' Stock Option Plan.
10.09* †	Form of Nonstatutory Stock Option Agreement under the 2002 Non-Employee Directors' Stock Option Plan.
10.10* †	2002 Employee Stock Purchase Plan.
10.11* †	Form of Offering under the 2002 Employee Stock Purchase Plan.
10.12†	Compensation Arrangements between LeapFrog and its Board of Directors (the description contained under the heading "Proposal One—Election of Directors—Compensation of Directors" in LeapFrog's definitive proxy materials filed with the SEC on April 26, 2004 is incorporated herein as Exhibit 10.12)
10.13* †	Employment Agreement, dated as of April 1, 2002, between Thomas J. Kalinske and LeapFrog.
10.14* †	Employment Agreement, effective as of April 1, 2002, between Paul Rioux and LeapFrog, as amended.
10.15(c)†	Employment Agreement, effective as of November 1, 2003, between Timothy Bender and LeapFrog.
10.22*	Tax Sharing Agreement dated as of July 3, 2002, between Knowledge Universe, Inc. and LeapFrog.
10.26(a)	Business Loan Agreement, dated December 31, 2002, between Bank of America, N.A. and LeapFrog.
10.28(c)†	Employment Agreement, effective as of February 10, 2004, between Jerome Perez and LeapFrog.
10.29(d)	Industrial Lease by and between SP Kaiser Gateway I, LLC and LeapFrog Enterprises, Inc., entered into as of April 28, 2004.
10.30(e)†	Employment Agreement, dated effective as of September 21, 2004, between Kathryn E. Olson and LeapFrog.

10.31(e)†	Employment Agreement, dated effective as of April 3, 2001, between Madeline Schroeder and LeapFrog.
10.32(e)†	Form of Stock Bonus Agreement under the 2002 Equity Incentive Plan.
10.33†	Employment Agreement, effective as of November 11, 2004, between William B. Chiasson and LeapFrog.
10.34†	Employment Agreement, effective as of February 4, 2005, between Robert L. Moon and LeapFrog.
10.35†	Certain Compensation Arrangements with Named Executive Officers
21.01	List of Subsidiaries.
23.01	Consent of Independent Registered Public Accounting Firm.
24.01	Power of Attorney (See signature page to this Form 10-K).
31.01	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.02	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.01	Certification of the Chief Executive Officer and the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Incorporated by reference to the same numbered exhibit previously filed with the company's registration statement on Form S-1 (SEC File No. 333-86898)

** Incorporated by reference to the same numbered exhibit previously filed with the company's report on Form 10-Q filed on August 12, 2003 (SEC File No. 001-31396)

(a) Incorporated by reference to the same numbered exhibit previously filed with the company's report on Form 10-K filed on March 28, 2003 (SEC File No. 001-31396)

(b) Incorporated by reference to the exhibit number 10.01 filed with the company's report on Form 10-Q filed on November 10, 2003 (SEC File No. 001-31396)

(c) Incorporated by reference to the same numbered exhibit previously filed with the company's report on Form 10-K filed on March 12, 2004 (SEC File No. 001-31396)

(d) Incorporated by reference to the same numbered exhibit previously filed with the company's report on Form 10-Q filed on May 10, 2004 (SEC File No. 001-31396)

(e) Incorporated by reference to the same numbered exhibit previously filed with the company's report on Form 10-Q filed on November 9, 2004 (SEC File No. 001-351396)

† Compensation plans or arrangements in which directors or executive officers are eligible to participate or participate.

LEAPFROG ENTERPRISES, INC.
6401 Hollis Street, Suite 150
Emeryville, California 94608

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Wednesday, June 1, 2005

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of LeapFrog Enterprises, Inc., a Delaware corporation. The meeting will be held on Wednesday, June 1, 2005 at 9:00 a.m. local time at our headquarters located at 6401 Hollis Street, Suite 150, Emeryville, California for the following purposes:

1. To elect eight directors to serve for the ensuing year and until their successors are elected.
2. To ratify the selection by the Audit Committee of the board of directors of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2005.
3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the proxy statement accompanying this notice.

The record date for the annual meeting is April 11, 2005. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Peter Wong

Peter M. O. Wong
Corporate Secretary

Emeryville, California
April 28, 2005

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

LEAPFROG ENTERPRISES, INC.

6401 Hollis Street, Suite 150,
Emeryville, California 94608

PROXY STATEMENT
FOR THE 2005 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the board of directors of LeapFrog Enterprises, Inc. is soliciting your proxy to vote at the 2005 annual meeting of stockholders. You are invited to attend the annual meeting and we request that you vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

We intend to mail this proxy statement and accompanying proxy card on or about April 28, 2005 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 11, 2005 will be entitled to vote at the annual meeting. On this record date, there were 33,995,981 shares of Class A common stock and 27,614,263 shares of Class B common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on April 11, 2005 your shares of LeapFrog's Class A common stock were registered directly with Continental Stock Transfer and Trust Company, our transfer agent for our Class A common stock, or your shares of LeapFrog's Class B common stock were registered directly with LeapFrog, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 11, 2005 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

1. The election of all eight of our directors; and
2. Ratification of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2005.

How do I vote?

You may either vote "For" all the nominees to the board of directors or you may "withhold" your vote for any nominee(s) you specify. For the other matter to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from LeapFrog. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all eight nominees for director and "For" the ratification of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending 2005. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in any one of three ways:

1. You may submit another properly completed proxy card with a later date.

2. You may send a written notice that you are revoking your proxy to LeapFrog's Corporate Secretary at 6401 Hollis Street, Suite 150, Emeryville, CA 94608.

3. You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy. Please remember, as mentioned above, if you are a beneficial owner of shares you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent who holds your shares in street name.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 29, 2005, to LeapFrog's Corporate Secretary at 6401 Hollis Street, Suite 150, Emeryville, CA 94608. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so between February 1, 2006 and March 3, 2006. You are also advised to review LeapFrog's bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and (with respect to proposals other than the election of directors) "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions).

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange ("NYSE") on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- **Proposal 1—Election of the Directors.** The eight nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.
- **Proposal 2—Ratification of the Selection By the Audit Committee of the Board of Directors of Ernst & Young LLP as the Independent Registered Public Accounting Firm of LeapFrog for Our Fiscal Year Ending December 31, 2005.** This proposal must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy on the proposals. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at the meeting or by proxy there is represented the holders of outstanding shares of Class A and Class B common stock entitled to cast a majority of the votes that could be cast by all outstanding shares of Class A and Class B common stock voting together as a class. On the record date, there were 33,995,981 shares of Class A common stock outstanding and 27,614,263 shares of Class B common stock outstanding, all of which are entitled to vote and represent a total of 310,138,611 votes. Thus shares representing at least 155,069,306 votes must be represented at the meeting or by proxy to have a quorum.

Your votes will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How many votes do I have?

On each matter to be voted upon, for holders of our Class A common stock, you have one vote for each share of Class A common stock you own as of April 11, 2005, and for holders of our Class B common stock, you have ten votes for each share of Class B common stock you own as of April 11, 2005.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of 2005.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Controlling Stockholder

As of April 11, 2005, Lawrence J. Ellison, through entities controlled by him, held a majority of the voting power of our outstanding stock. As a result, Mr. Ellison controls the election of all members of our board of directors and all other matters submitted to a vote of our stockholders. Mr. Ellison is Chief Executive Officer of Oracle Corporation.

Beneficial Ownership of Our Common Stock

The following table sets forth certain information regarding the ownership of LeapFrog's common stock as of April 11, 2005 by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table below; (iii) all executive officers and directors of LeapFrog as a group; and (iv) all those known by LeapFrog to be beneficial owners of more than five percent of its common stock. Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than five percent of the shares of our common stock, as the case may be, and Schedules 13D and 13G filed with the Securities and Exchange Commission, or SEC. Except as otherwise noted below, the address for each person listed on the table is % LeapFrog Enterprises, Inc., 6401 Hollis Street, Suite 150, Emeryville, California 94608.

Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which in our case is April 11, 2005. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated and to the extent known, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Beneficial Ownership of Our Common Stock (continued)

	Number of Shares Beneficially Owned			Percentage of Shares Beneficially Owned(1)			Percentage of Combined Voting Power of All Classes of Stock(3)
	Class A	Class B	Total	Class A	Class B	Total(2)	
Lawrence J. Ellison(4)(5)	—	16,752,061	16,752,061	—	60.7%	27.2%	54.0%
Michael R. Milken(4)(6)	1,601,789	9,531,848	11,133,637	4.7%	34.5%	18.1%	31.3%
Lowell J. Milken(4)(7)	458,931	6,090,077	6,549,008	1.3%	22.1%	10.6%	19.8%
Royce & Associates, LLC(8)	2,187,700	—	2,187,700	6.4%	—	3.6%	*
Ziff Asset Management, L.P.(9)	1,950,000	—	1,950,000	5.7%	—	3.2%	*
Snow Capital Management, L.P.(10)	1,934,450	—	1,934,450	5.7%	—	3.1%	*
Thomas J. Kalinske(11)	493,815	—	493,815	1.4%	—	*	*
Paul A. Rioux(12)	165,133	—	165,133	*	—	*	*
Jerome J. Perez(13)	173,333	—	173,333	*	—	*	*
Steven B. Fink(14)	68,931	16,492,927	16,561,858	*	59.7%	26.9%	53.2%
Timothy M. Bender(15)	50,430	—	50,430	*	—	*	*
Stanley E. Maron(16)	52,745	—	52,745	*	—	*	*
E. Stanton McKee(17)	17,083	—	17,083	*	—	*	*
Ralph R. Smith(18)	1,666	—	1,666	*	—	*	*
Caden Wang(19)	1,666	—	1,666	*	—	*	*
Michael C. Wood(20)	1,000	—	1,000	—	—	—	—
G. Frederick Forsyth(21)	102,500	—	102,500	*	—	*	*
All directors and executive officers as a group (17 persons)(22)	1,682,865	16,492,927	18,175,792	5.0%	59.7%	29.2%	53.6%

* Less than one percent.

(1) Based on 33,995,981 shares of Class A common stock and 27,614,263 shares of Class B common stock outstanding as of April 11, 2005.

(2) These percentages reflect the ownership of our Class A common stock and our Class B common stock on an as-converted basis assuming the conversion of all Class B common stock to Class A common stock.

(3) These percentages reflect the different voting rights of our Class A common stock and our Class B common stock. On all matters submitted to a vote of our stockholders, our Class A common stock entitles its holders to one vote per share and our Class B common stock entitles its holders to ten votes per share.

(4) As of April 11, 2005, Krest LLC, formerly known as Knowledge Universe, LLC, a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance, held 309,134 shares of Class B common stock. Messrs. Ellison, M. Milken and L. Milken may each be deemed to control Krest LLC. As a result, Messrs. Ellison, M. Milken and L. Milken may each be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership, of shares of our capital stock owned directly or indirectly by Krest LLC. As described in footnote 14, under an option granted by Krest LLC, 50,000 shares held by Krest LLC may be acquired by Mr. Fink within 60 days of April 11, 2005. Krest LLC shares voting and investment power with respect to these shares with Mr. Fink. The address for Krest LLC is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(5) Includes:

- 16,442,927 shares of Class B common stock held indirectly by Mr. Ellison through Mollusk Holdings, LLC, which are also reported as beneficially owned by Mr. Fink and over which Mr. Ellison shares voting and investment power; and
- 309,134 shares of Class B common stock held indirectly by Mr. Ellison through Krest LLC, over which Mr. Ellison has shared voting and investment power with, among others, Messrs. M. Milken and L. Milken.

The address for Mollusk Holdings, LLC is % Philip B. Simon, 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.

(6) Includes:

- 5,034,441 shares of Class B common stock and 1,601,789 shares of Class A common stock held directly by Mr. M. Milken;
- 4,176,694 shares of Class B common stock held indirectly by Mr. M. Milken through ET Holdings, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power;
- 309,134 shares of Class B common stock held indirectly by Mr. M. Milken through Krest LLC, over which Mr. M. Milken has shared voting and investment power with, among others, Messrs. L. Milken and Ellison; and
- 11,579 shares of Class B common stock held indirectly by Mr. M. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power.

The address for Mr. M. Milken is % Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(7) Includes:

- 1,592,670 shares of Class B common stock and 416,845 shares of Class A common stock held directly by Mr. L. Milken;
- 42,086 shares of Class A common stock held in a trust of which Mr. L. Milken is a trustee;
- 4,176,694 shares of Class B common stock held indirectly by Mr. L. Milken through ET Holdings, LLC which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power;
- 309,134 shares of Class B common stock held indirectly by Mr. L. Milken through Krest LLC, over which Mr. L. Milken has shared voting and investment power with, among others, Messrs. M. Milken and Ellison; and
- 11,579 shares of Class B common stock held indirectly by Mr. L. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power.

The address for Mr. L. Milken is % Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(8) Based solely on information provided in a Schedule 13G filed on January 31, 2005 by Royce & Associates, LLC, or Royce. Royce has sole voting and dispositive power over 2,187,700 shares. The address for Royce is 1414 Avenue of the Americas, New York, New York 10019.

(9) Based solely on information provided in a Schedule 13G filed on February 16, 2005 by Ziff Asset Management, L.P. Philip B. Korsant shares voting and dispositive power over the shares of common stock

that he beneficially owns with Ziff Asset Management, L.P., the owner of record of the shares. PBK Holdings, Inc. also shares voting and dispositive power over the shares it beneficially owns with Ziff Asset Management, L.P. The address for each of Philip B. Korsant, PBK Holdings, Inc. and Ziff Asset Management, L.P. is 283 Greenwich Avenue, Greenwich, Connecticut 06830.

(10) Based solely on information provided in a Schedule 13G filed on February 14, 2005 by Snow Capital Management, L.P., or Snow Capital. Snow Capital has sole voting and dispositive power over 1,934,450 shares. The address for Snow Capital is 2100 Corporate Drive, Suite 300, Pittsburgh, Pennsylvania 15237.

(11) Includes 152,639 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 11, 2005.

(12) Includes:

- 152,000 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 11, 2005; and
- 500 shares of Class A common stock held by his daughter.

(13) Includes:

- 40,000 shares of Class A common stock issued as a stock bonus award to Mr. Perez in 2004, provided that LeapFrog has the right to repurchase these shares until Mr. Perez's ownership vests in three equal annual installments, beginning on the first anniversary of the date the stock bonus award was granted to Mr. Perez by the Compensation Committee of our board of directors; and
- 133,333 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 11, 2005.

(14) Includes:

- 68,931 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 11, 2005; and
- 16,442,927 shares of Class B common stock presently held by Mollusk Holdings, LLC. Mr. Fink is the Chief Executive Officer of Lawrence Investments, LLC, which is one of the two managing members of Mollusk Holdings, LLC. These shares are also reported as beneficially owned by Mr. Ellison. Mr. Fink disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
- 50,000 shares of Class B common stock presently held by Krest LLC which may be acquired within 60 days of April 11, 2005 by Mr. Fink upon the exercise of a call option that Krest LLC has granted to Mr. Fink. Mr. Fink shares voting and investment power with respect to these shares with Krest LLC.

The address for Mr. Fink is 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(15) Includes 48,249 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 11, 2005.

(16) Includes 43,776 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 11, 2005. The address for Mr. Maron is 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(17) Includes 17,083 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 11, 2005.

(18) Includes 1,666 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 11, 2005. The address for Mr. Smith is % The Annie E. Casey Foundation, 701 St. Paul Street, Baltimore, Maryland 21202.

(19) Includes 1,666 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 11, 2005.

(20) Mr. Wood resigned as our Chief Executive Officer and became our Chief Vision and Creative Officer in February 2004. In September 2004, Mr. Wood resigned as our Chief Vision and Creative Officer. Any vested and unexercised options held by Mr. Wood were cancelled in December 2004. The address for Mr. Wood is ℅ Sangamo Biosciences, Point Richmond Tech Center II, 501 Canal Blvd., Suite A100, Richmond, California 94804.

(21) Mr. Forsyth resigned as our Chief Operating Officer in February 2005. Includes 102,500 shares of Class A common stock issuable upon the exercise of options that must be exercised by May 28, 2005 or the options will be cancelled pursuant to the terms set forth in LeapFrog's 2002 Equity Incentive Plan under which the options were granted.

(22) See footnotes 11 through 19 above, as applicable. Messrs. Wood and Forsyth are not included as executive officers as neither of them was serving as an executive officer of LeapFrog as of April 11, 2005, the date of the information in the table. Includes an additional 364,528 shares of Class A common stock held by our executive officers who are not named executive officers, provided that LeapFrog has the right to repurchase 100,000 of these shares until the shares vest in three equal annual installments. Also includes 370,772 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after April 11, 2005 held by executive officers who are not named in the Summary Compensation Table below.

PROPOSAL ONE

ELECTION OF DIRECTORS

Pursuant to our certificate of incorporation, the number of LeapFrog directors has been fixed at 11 by a resolution of our board of directors. There are eight nominees for director at this annual meeting. Our board is in the process of determining whether to reduce the number of directors on our board of directors to a number less than 11 and is currently seeking suitable nominees to fill at least some of the vacancies. Stockholders cannot vote or submit proxies for a greater number of persons than the eight nominees named in this Proposal One. Each director to be elected will hold office until the next annual meeting of stockholders and until his or her successor is elected, or until the director's death, resignation or removal. Each nominee listed below is currently a director of LeapFrog. Each of these directors was elected by the stockholders, except for Messrs. Wang and Smith, who were appointed by our board of directors to fill vacancies created by the resignation of two of our former board members in March 2005. A third party search firm engaged by us to identify and evaluate director candidates identified Mr. Wang as a possible candidate for our board, and our Chairman of the board identified Mr. Smith as a possible candidate for our board. Our Chairman of the board, who is also the Chairman of the Nominating and Corporate Governance Committee of our board of directors, reviewed and evaluated, using the guidelines adopted by our board, Messrs. Wang and Smith as candidates to serve as directors on our board. Our Chairman, in his capacity as Chairman of the Nominating and Corporate Governance Committee, recommended to our board that Messrs. Wang and Smith be appointed to our board of directors.

It is LeapFrog's policy to encourage nominees for directors to attend the annual meeting. Five directors attended the 2004 annual meeting of stockholders.

Directors are elected by a plurality of the votes properly cast in person or by proxy. The eight nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the eight nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee proposed by LeapFrog's management. Each person nominated for election has agreed to serve if elected. Our management has no reason to believe that any nominee will be unable to serve.

The following table sets forth information as of April 11, 2005 with respect to the nominees for election to our board of directors:

Nominees

Name	Age	Position/Office Held With LeapFrog
Steven B. Fink	54	Chairman of the board
Paul A. Rioux	59	Vice Chairman of the board and Advisor to Chief Executive Officer
Thomas J. Kalinske	60	Chief Executive Officer and Director
Jerome J. Perez	47	President and Director
Stanley E. Maron	57	Director
E. Stanton McKee, Jr.	60	Director
Ralph R. Smith	57	Director
Caden Wang	52	Director

Steven B. Fink was elected to our board of directors in March 1999 and was appointed as Chairman of our board in February 2004. Mr. Fink has been the Chief Executive Officer of Lawrence Investments, LLC, a technology and biotechnology private equity investment firm that is controlled by Lawrence J. Ellison, since May 2000. Mr. Fink also serves as a Vice Chairman of Knowledge Universe (now renamed Krest LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance, a position he has held since 1996.

From 1981 to 1986, Mr. Fink served as Chief Executive Officer and Chairman of the board of directors of Anthony Manufacturing Company, a specialty glass and conductive coatings manufacturer. He currently serves as Vice Chairman of Heron International, a European real estate development company, and as non-executive Chairman of the board of Spring Group plc, an information technology services company in the United Kingdom, and is a director of Nextera Enterprises, a former provider of economic consulting services that has sold its operating businesses, Nobel Learning Communities, Inc., a non-sectarian, for-profit provider of education and educational services for the pre-elementary through 12th grade market, and C-COR Incorporated, a provider of operations support software and technical services. Mr. Fink also serves on the boards of directors of privately held companies. Mr. Fink has a B.S. from the University of California, Los Angeles and a J.D. and an L.L.M. from New York University. Mr. Fink has served as the Chairman of our Nominating and Corporate Governance Committee since April 2004 and as a member of our Compensation Committee since April 2005.

Paul A. Rioux was elected to our board of directors in January 2001, has served as our Co-Vice Chairman since January 2001 and our Vice Chairman since September 2004. Mr. Rioux is serving as an advisor to our Chief Executive Officer from April 2005 through June 2005 and served as our acting Chief Operating Officer from October 2002 to August 2003. From January 2001 to October 2002, Mr. Rioux implemented our planning, manufacturing and operating strategy. Mr. Rioux worked as an independent consultant from June 1999 to December 2000, and worked almost exclusively for us in that capacity from August 2000 to December 2000. Prior to joining us, Mr. Rioux also served as President of Universal Studios New Media Group, the technology, Internet and video games business unit of Universal Studios, from May 1996 to May 1999. Prior to that, he worked at Sega of America from 1989 to 1996, most recently as an Executive Vice President. Mr. Rioux also served as Chief Operating Officer of Wonderline Toys, Inc. from 1986 to 1988 and worked at Mattel, Inc.'s Toys and Electronics divisions from 1973 to 1985, with his last position being that of Senior Vice President. Mr. Rioux has a B.S. and an M.S. from the California State University at Northridge.

Thomas J. Kalinske has served as our Chief Executive Officer since February 2004 and previously served in that capacity from September 1997 to March 2002. He has served on our board of directors since September 1997 and was the Chairman of our board of directors from September 1997 to February 2004. From 1996 to February 2004, Mr. Kalinske served as the President of Knowledge Universe (now renamed Krest LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance. From 1990 to 1996, he served as President and Chief Executive Officer of Sega of America. Prior to that, he was President and Chief Executive Officer of the Universal Matchbox Group from 1987 to 1990. Prior to that, he served as President and Co-Chief Executive Officer of Mattel, Inc. Mr. Kalinske has served as Chairman of the Toy Manufacturers Association of America, and in 1997, he was inducted into the Toy Industry Hall of Fame. He is a board member of the Milken Family Foundation and is the non-executive Deputy Chairman of the board of Spring Group plc, an information technology services company in the United Kingdom. Mr. Kalinske is the Vice President of the board of trustees of the Keys School, an independent kindergarten through 8th grade school, and a past board member of the National Education Association Foundation for the Improvement of Education and of the RAND Education Board. He earned a B.S. from the University of Wisconsin and an M.B.A. from the University of Arizona.

Jerome J. Perez has served as our President and on our board of directors since February 2004. From July 2003 to February 2004, he was President of Geronimo Consulting LLC, a marketing and consumer product development consulting firm that provided us consulting services. From November 1991 to July 2003, Mr. Perez served in various capacities at Fisher-Price, Inc., a subsidiary of Mattel, Inc. that focuses on infant and preschool toys, most recently as Executive Vice President of Marketing and Design. Prior to that, he served as Vice President of Marketing at Kenner Products, a division of Hasbro, Inc., from 1985 to 1991. From 1981 to 1985, Mr. Perez served in various marketing positions at the Quaker Oats Company. He has a B.A. from the University of Notre Dame and an M.B.A from the University of Michigan.

Stanley E. Maron was elected to our board of directors in September 1997. Since 1994, he has served as a senior partner in the law firm of Maron & Sandler, a Professional Corporation, which he co-founded. He specializes in corporate and tax law. Prior to forming Maron & Sandler, he was a senior partner in the Los Angeles law firm of Buchalter, Nemer, Fields & Younger, serving the firm from 1975 to 1994. Mr. Maron currently serves as a director of Nextera Enterprises, Inc., a former provider of economic consulting services that has sold its operating businesses, and also serves as an officer and director of privately held companies affiliated with Krest LLC. Mr. Maron received a B.A. from the University of California, Berkeley and a J.D. from the University of California, Los Angeles.

E. Stanton McKee, Jr. was appointed to our board of directors in November 2003. Until retiring in 2002, Mr. McKee was the Executive Vice President and Chief Financial and Administrative Officer of Electronic Arts Inc., the world's largest developer and publisher of interactive entertainment. Mr. McKee joined Electronic Arts Inc. in 1989 and served as Chief Financial and Administrative Officer for over 13 years. Mr. McKee holds B.A and M.B.A. degrees from Stanford University. Mr. McKee has served as the Chairman of our Audit Committee since November 2003.

Ralph R. Smith was appointed to our board of directors in April 2005. He currently serves as Senior Vice President of The Annie E. Casey Foundation, a private philanthropy dedicated to helping build better futures for disadvantaged children in the United States. Since 2004, Mr. Smith has served on the board of directors of Nobel Learning Communities, Inc., a non-sectarian, for-profit provider of education and educational services for the pre-elementary through 12th grade market, and serves as a member of their Nominating and Corporate Governance Committee. He is also a member of the board of directors of Venture Philanthropy Partners, a non-profit philanthropic investment organization serving the National Capital Region, and a member of the board of directors of the Center for Responsible Lending, a non-profit research and policy organization protecting home ownership and family wealth. From 1975 to 1997, Mr. Smith was a member of the faculty of the Law School of the University of Pennsylvania, teaching corporate law, securities regulations, and education law and policy. Mr. Smith also has held a number of senior leadership positions for the School District of Philadelphia, including chief of staff and special counsel. Mr. Smith received his undergraduate degree from Loyola University of Los Angeles, a J.D. from the University of California, Berkeley and served as a Teaching Fellow and L.L.M./S.J.D. candidate at Harvard University. Mr. Smith has served on our Audit Committee and Nominating and Corporate Governance Committee since April 2005.

Caden Wang was appointed to our board of directors in April 2005. Since June 2003, he has been affiliated with Jackson Hole Group, a consulting company. Since October 2003, Mr. Wang has served on the board of directors of bebe Stores, Inc., a publicly held company that designs, develops and produces women's apparel and accessories, and is the chairman of their Audit Committee and a member of their Compensation and Management Development Committee and Nominating and Corporate Governance Committee. From June 1999 to December 2001, Mr. Wang served as Executive Vice President and Chief Financial Officer of LVMH Selective Retailing Group, which included various international retail holdings such as DFS, Sephora and Miami Cruiseline Services. He also served as the Chief Financial Officer for DFS, Gump's and Cost Plus. Mr. Wang is a Certified Public Accountant. He holds B.A. and M.B.A. degrees from the University of California, Los Angeles. Mr. Wang has served as the Chairman of our Compensation Committee since April 2005 and as a member of our Audit Committee since April 2005.

The Board of Directors Recommends
a Vote in Favor of Each Named Nominee.

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under the New York Stock Exchange, or NYSE, listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our board consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NYSE, as in effect from time to time. In addition, our board of directors has adopted categorical standards of independence to assist the board in its determination of director independence. The categorical standards are attached as Appendix B to this Proxy Statement.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members and LeapFrog, our senior management and our independent registered public accounting firm, our board of directors affirmatively has determined that all of LeapFrog's directors are independent directors within the meaning of the applicable NYSE listing standards, except for Mr. Kalinske, our Chief Executive Officer, Mr. Perez, our President, and Mr. Rioux, who was our acting Chief Operating Officer from October 2002 to August 2003 and is currently an advisor to Mr. Kalinske. Our board of directors has also affirmatively determined that, pursuant to the categorical standards adopted by our board, none of the independent directors has a material relationship with LeapFrog.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

In April 2004, the board of directors documented the governance practices followed by LeapFrog by adopting Corporate Governance Guidelines to assure that the board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices the board will follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Guidelines were adopted by the board to, among other things, reflect changes to the NYSE listing standards and SEC rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. The Corporate Governance Guidelines, as well as the charters for each committee of the board, are posted on the investor relations section of our website at www.leapfroginvestor.com. In addition, stockholders may obtain a print copy of our Corporate Governance Guidelines by writing to our Corporate Secretary at 6401 Hollis Street, Suite 150, Emeryville, California 94608. In April 2004, the board of directors formed a Nominating and Corporate Governance Committee to assist the board in implementing and enforcing the Corporate Governance Guidelines.

As required under NYSE listing standards, in fiscal 2004 our independent directors met four times in regularly scheduled executive sessions at which only independent directors were present. Steven B. Fink, the Chairman of our board of directors, presided over each of these executive sessions. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of LeapFrog's Corporate Secretary at 6401 Hollis Street, Suite 150, Emeryville, California 94608. If no particular director is named, letters will be forwarded, depending on the subject matter, to the chair of the Audit, Compensation or Nominating and Corporate Governance Committee.

In 2004 our board had three committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for each of the board committees existing in 2004:

Member of our board of directors in the fiscal year 2004	Audit	Compensation	Nominating and Corporate Governance
Thomas J. Kalinske			
Paul A. Rioux			
Michael C. Wood			
E. Stanton McKee, Jr.	X*		
Jeffrey Berg	X(1)(2)	X(1)(2)	X(1)(2)
Steven B. Fink			X*
Stanley E. Maron			
Barry Munitz		X*(2)	
Stewart A. Resnick	X(1)(2)	X(2)	
Total meetings in fiscal year 2004	11	6	0

* Committee Chairman

(1) Mr. Berg resigned from our board in February 2005 and Messrs. Resnick and Munitz resigned from our board in March 2005.

(2) Messrs. Caden Wang and Ralph R. Smith, who joined our board in April 2005, will serve as members of our Audit Committee. In addition, Mr. Wang will serve as Chairman of our Compensation Committee and Mr. Smith will serve as a member of our Nominating and Corporate Governance Committee. As of April 2005, our Chairman, Mr. Fink, became a member of our Compensation Committee.

Below is a description of each committee of the board of directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The board of directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to LeapFrog.

AUDIT COMMITTEE

The Audit Committee of our board of directors oversees LeapFrog's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. Among other things, the Audit Committee:

- evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;
- determines the engagement of the independent registered public accounting firm;
- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
- monitors the rotation of partners of the independent registered public accounting firm on LeapFrog's engagement team as required by law;
- confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting;
- establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

- reviews the financial statements to be included in LeapFrog's annual report on Form 10-K and quarterly reports on Form 10-Q, financial press releases and other financial disclosures; and
- discusses with management and the independent registered public accounting firm the results of the annual audit and the results of LeapFrog's quarterly financial statements.

In 2004, our Audit Committee was comprised of three directors: Messrs. McKee, Berg and Resnick. It met 11 times during our 2004 fiscal year. As of February 2005, our Audit Committee was comprised of two directors: Messrs. McKee and Resnick, and as of April 2005, our Audit Committee was comprised of three directors: Messrs. McKee, Smith and Wang. The board has determined that all members of LeapFrog's Audit Committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). The Audit Committee has adopted a written Audit Committee Charter that is attached to this proxy statement as Appendix A and is also posted on our website at www.leapfroginvestor.com.

Our board of directors has determined that Mr. McKee, the chairman of our Audit Committee, qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The board made a qualitative assessment of Mr. McKee's level of knowledge and experience based on a number of factors, including his formal education and experience as a chief financial officer for a public reporting company.

COMPENSATION COMMITTEE

The Compensation Committee reviews and approves the overall compensation strategy and policies for LeapFrog. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of LeapFrog's executive officers and other senior management; reviews and approves the compensation and other terms of employment of LeapFrog's Chief Executive Officer; recommends to the board for approval the compensation and other terms of employment of the other executive officers; and administers LeapFrog's stock option and purchase plans, stock bonus plans and other similar programs. LeapFrog also has a Non-Officer Stock Option Committee, currently made up of LeapFrog's Chief Executive Officer and President, that may award stock options to employees below the Vice President level provided that this committee is not authorized to grant an option for greater than 10,000 shares of our common stock and the board determines the maximum number of total options that the committee may grant in any given year. The board has determined that all members of LeapFrog's Compensation Committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). In 2004, three directors comprised the Compensation Committee: Dr. Munitz and Messrs. Berg and Resnick. The Compensation Committee met six times during our 2004 fiscal year. As of February 2005, two directors comprised the Compensation Committee: Dr. Munitz and Mr. Resnick. As of April 2005, Messrs. Wang and Fink are the two directors who comprise the Compensation Committee. LeapFrog's Nominating and Corporate Governance Committee is seeking new directors to join our board, one of whom may be appointed to the Compensation Committee to serve with Messrs. Wang and Fink. The Compensation Committee has adopted a written Compensation Committee Charter that is posted on our website at www.leapfroginvestor.com.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee, or Governance Committee, of the board of directors is responsible for identifying, reviewing and evaluating candidates to serve as directors on our board (consistent with criteria approved by the board), reviewing and evaluating incumbent directors, recommending to the board for selection candidates for election to the board of directors, making recommendations to the board regarding the membership of the committees of the board, assessing the performance of management and the board, and developing a set of corporate governance principles for LeapFrog. Our Governance Committee charter is posted on our website at www.leapfroginvestor.com. In 2004, our Governance Committee was comprised of two directors: Messrs. Fink and Berg. As of February 2005, it was comprised of one director, our Chairman, Mr. Fink, and as of April 2005, our Governance Committee was comprised of two directors: Messrs. Fink and Smith. All members of the Governance Committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards).

The Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of LeapFrog, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the board, the operating requirements of LeapFrog and the long-term interests of stockholders. In conducting this assessment, the Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board and LeapFrog, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors, the Nominating and Corporate Governance Committee reviews such directors' overall service to LeapFrog during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Governance Committee also determines whether the nominee must be independent for NYSE purposes, which determination is based upon applicable NYSE listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board. The Governance Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the board by majority vote. In 2004, our board engaged a third party to assist us in the process of identifying and evaluating director candidates. This third party search firm identified Caden Wang as a potential candidate for our board of directors. To date, LeapFrog has not received a timely director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

The Governance Committee will consider director candidates recommended by stockholders. The Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Governance Committee to become nominees for election to the board may do so by delivering a written recommendation to the Governance Committee at the following address: Chairman of the Governance Committee ℅ Corporate Secretary of LeapFrog at 6401 Hollis Street, Suite 150, Emeryville, California 94608, at least 120 days prior to the anniversary date of the mailing of the our proxy statement for the last annual meeting of stockholders, which for our 2006 annual meeting of stockholders is a deadline of December 29, 2005. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended December 31, 2004, the board of directors held five meetings and acted by unanimous written consent one time. Each incumbent director attended at least 75% of the aggregate of the meetings of the board, and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

LeapFrog's board has adopted a formal process by which stockholders may communicate with the board or any of its directors. Stockholders who wish to communicate with the board may do so by sending written

LeapFrog's board of directors who is not an employee of LeapFrog is automatically granted an option to purchase 15,000 shares of LeapFrog's Class A common stock under the Director Plan, provided that a non-employee director who holds the position of Chairman of our board of directors at the time of the annual grant will receive an annual grant of 25,000 shares in lieu of an annual grant of 15,000 shares. No other options may be granted at any time under the Director Plan. The exercise price of options granted under the Director Plan is 100% of the fair market value of the common stock subject to the option on the date of the option grant. Options granted under the Director Plan vest in equal monthly installments over a three year period in accordance with its terms. The term of options granted under the Director Plan is ten years. In the event of a merger of LeapFrog with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving LeapFrog, the vesting of each option will accelerate and become fully vested and immediately exercisable, if, as of the completion of the change-in-control transaction or within 12 months of such transaction, the non-employee director's service terminates; provided that such acceleration will not occur if the termination was a result of the non-employee director's resignation (other than any resignation contemplated by the terms of the change-in-control transaction or required by LeapFrog or the acquiring entity pursuant to the change-in-control).

During the fiscal year ended December 31, 2004, our non-employee directors received the following compensation for their service on our board of directors:

Non-Employee Director	2004 Annual Cash Retainer for Service on the Board	2004 Annual Cash Retainer for Service as the Chairman of a Committee or member of the Audit Committee	2004 Board Meeting Fees	2004 Equity Grants
Steven B. Fink	$ 45,000	$ 3,750	$ 7,500	25,000 shares
Jeffrey Berg	$ 22,500	$ 3,750	$13,500	15,000 shares
E. Stanton McKee	$ 22,500	$ 7,500	$18,000	15,000 shares
Stanley E. Maron	$ 22,500	—	$ 7,500	15,000 shares
Barry Munitz	$ 22,500	$ 3,750	$10,500	15,000 shares
Stewart A. Resnick	$ 22,500	$ 3,750	$18,000	15,000 shares
Total Compensation	$157,500	$22,500	$75,000	100,000 shares

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, in 2004 our Compensation Committee was composed of Dr. Munitz and Messrs. Berg and Resnick. During the fiscal year ended December 31, 2004, none of these directors was an officer or employee of LeapFrog or any of our subsidiaries, nor are any of these directors former officers of LeapFrog or any of our subsidiaries.

None of our other executive officers or directors serve as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires LeapFrog's directors and executive officers, and persons who own more than ten percent of a registered class of LeapFrog's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of LeapFrog. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

communications addressed to the Corporate Secretary of LeapFrog at 6401 Hollis Street, Suite 150, Emeryville, California 94608. All communications will be compiled by our Corporate Secretary and submitted to the board or the individual directors on a periodic basis. These communications will be reviewed by our Corporate Secretary, who will determine whether they should be presented to the board. The purpose of this screening is to allow the board to avoid having to consider irrelevant or inappropriate communications (such as advertisements and solicitations). The screening procedures have been approved by a majority of the independent directors of the board. All communications directed to the Audit Committee in accordance with the procedures set forth in this paragraph that relate to questionable accounting or auditing matters involving LeapFrog will be promptly and directly forwarded to the Audit Committee. A summary of these communication procedures is posted on our website at www.leapfroginvestor.com.

CODE OF ETHICS AND CORPORATE GOVERNANCE GUIDELINES

We have adopted the LeapFrog Code of Business Conduct and Ethics that applies to all officers, directors and employees. Our Code of Business Conduct and Ethics and our Corporate Governance Guidelines are available on the investor relations section of our website at www.leapfroginvestor.com. Stockholders may also obtain a print copy of our Code of Business Conduct and Ethics and our Corporate Governance Guidelines by writing to our Corporate Secretary at 6401 Hollis Street, Suite 150, Emeryville, California 94608. If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on the investor relations section of our website at www.leapfroginvestor.com.

COMPENSATION OF DIRECTORS

Each non-employee director of LeapFrog receives a meeting fee of $1,500 for each board of directors and committee meeting attended, provided that if there is a board meeting and a committee meeting on the same day, only one meeting fee is paid for both meetings. In addition to this meeting fee, in April 2004, the Compensation Committee of our board of directors approved the payment of the following annual retainers to our non-employee directors beginning in July 2004:

- Each non-employee director will receive an annual retainer of $30,000, provided that a non-employee director who holds the position of Chairman of our board, will receive an annual retainer of $60,000 in lieu of an annual retainer of $30,000.
- Each non-employee director who serves as a member of our Audit Committee of our board of directors will receive an annual retainer of $5,000, provided that the Chairman of our Audit Committee will receive an annual retainer of $10,000 in lieu of an annual retainer of $5,000.
- Each non-employee director who serves as the Chairman of our Compensation Committee, Nominating and Corporate Governance Committee, and any other committee created by our board of directors will receive an annual retainer of $5,000.

In the fiscal year ended December 31, 2004, the total compensation paid to non-employee directors was $255,000. The members of the board of directors are also eligible for reimbursement for their expenses incurred in attending board meetings.

Each non-employee director of LeapFrog also receives stock option grants under the 2002 Non-Employee Directors' Stock Option Plan, or Director Plan. Only non-employee directors of LeapFrog are eligible to receive options under the Director Plan. Options granted under the Director Plan are intended by LeapFrog not to qualify as incentive stock options under the Internal Revenue Code.

Option grants under the Director Plan are non-discretionary. Upon election to LeapFrog's board of directors, a non-employee director is granted an initial option to purchase 30,000 shares of LeapFrog's Class A common stock. On July 1 of each year (or the next business day if that date is a legal holiday), each member of

To LeapFrog's knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2004, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with except that: (a) two reports, covering the transfer of 11,580 shares of our Class B common stock from one Class B stockholder to another were filed late by Hampstead Associates, LLC, the transferor, and Mr. Steven Fink, an affiliate of Mollusk Holdings, LLC, the transferee; (b) one report covering one transaction was filed late by Mr. L. James Marggraff; (c) one report covering three transactions and a Form 5 reporting a transfer of shares to a charitable trust were filed late by Mr. Timothy Bender; (d) two reports, covering an aggregate of two transactions were filed late by Mr. Robert Lally; (e) a Form 3 was not timely filed for each of Ms. Dawn Albery, our Vice President, Controller and Principal Accounting Officer, and Ms. Jessie Woolley-Wilson, the President of our SchoolHouse Division; and (f) one report covering one transaction was filed late by Mr. Thomas Kalinske and on one report that was timely filed by Mr. Kalinske, an incorrect number of shares owned was reported due to a typographical error. This error was corrected by filing an amendment to the previously filed report.

Proxy

REPORT OF THE AUDIT COMMITTEE(1)

The Audit Committee of the board of directors is responsible for providing independent, objective oversight of LeapFrog's accounting functions and internal controls. The Audit Committee acts under a written charter first adopted and approved by the board of directors in May 2002, and amended and restated in October 2002 to include the expanded duties and responsibilities required of the Audit Committee pursuant to the NYSE listing standards.

The Audit Committee consists of three directors, each of whom are independent directors in accordance with the rules and regulations of the NYSE.

The responsibilities of the Audit Committee include recommending to the board an accounting firm to be engaged as LeapFrog's independent registered public accounting firm and pre-approving any non-audit services provided by LeapFrog's independent registered public accounting firm. Additionally, and as appropriate, the Audit Committee reviews and evaluates, and discusses and consults with LeapFrog management, LeapFrog internal audit personnel and the independent registered public accounting firm regarding the following:

- the plan for, and the independent registered public accounting firm's report on, each audit of LeapFrog's consolidated financial statements;
- LeapFrog's financial disclosure documents, including all financial statements, and reports filed with the SEC or sent to stockholders;
- changes in LeapFrog's accounting practices, principles, controls or methodologies, or in LeapFrog's financial statements;
- significant developments in accounting rules;
- the adequacy of LeapFrog's internal accounting controls, and accounting, financial and auditing personnel; and
- the establishment and maintenance of an environment at LeapFrog that promotes ethical behavior.

Monitoring of Integrity of Financial Statements

The Audit Committee is responsible for recommending to the board of directors that LeapFrog's financial statements be included in LeapFrog's quarterly and annual reports. In fulfilling this responsibility, prior to the release of each of the company's quarterly and annual financial results for 2004, the Audit Committee reviewed the financial statements and met to discuss the financial statements with management and Ernst & Young LLP, the company's independent registered public accounting firm. At each of those meetings, management represented to the Audit Committee that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee discussed with management the significant accounting policies utilized by the company, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. At each of these meetings to review the quarterly and annual financial results for 2004, the Audit Committee met separately with the independent registered public accounting firm to review the results of its examination and the overall quality of the company's financial and accounting reporting. In relation to the audited consolidated financial statements for 2004, the Audit Committee reviewed and discussed with Ernst & Young LLP the matters

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(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the Securities Act of 1933 (the "1933 Act") or the Securities Exchange Act of 1934 Act (the "1934 Act"), whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

required to be discussed by Statement on Auditing Standards No. 61, "Codification of Statements on Auditing Standards, United States Auditing Standards Section 380," as amended by Statement on Auditing Standards No. 90 "Audit Committee Communications," which includes, among other things:

- methods used to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the independent registered public accounting firm's conclusions regarding the reasonableness of those estimates; and
- disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements.

Based on the discussions with management and Ernst & Young LLP concerning the audit, the Audit Committee's review of the representations of management and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee's independence review, as described below, and the review of such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the board of directors that the financial statements be included in LeapFrog's 2004 annual report on Form 10-K filed with the SEC.

Oversight of Independent Registered Public Accounting Firm

The Audit Committee appoints the independent registered public accounting firm and reviews their performance and independence from management. Ernst & Young LLP provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and Ernst & Young LLP reported that it is independent under applicable standards in connection with its audit opinion for the company's 2004 financial statements. The Audit Committee has discussed with Ernst & Young LLP its independence from the company.

As set forth in its charter, the Audit Committee must pre-approve all audit and non-audit services performed by the independent registered public accounting firm, provided that, as allowed under its charter, the Audit Committee has delegated to the Chairman of the Audit Committee the authority to grant such pre-approvals, provided that all approvals made by the Chairman are presented to the full Audit Committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young LLP, the Audit Committee takes into consideration the fees to be paid for such services and whether the fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by Ernst & Young LLP, the Audit Committee considers whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function, and under no circumstances will the non-audit services include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act. The fees paid to the independent registered public accounting firm for services performed for fiscal year 2004 are disclosed in this report under the caption "Proposal Two—Ratification of Selection of Independent Registered Public Accounting Firm—Independent Registered Public Accounting Firm Fee Information."

Oversight of Assessment of Internal Control Over Financial Reporting

During 2004, management documented, tested and evaluated the company's internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act of 2002. The Audit Committee was kept apprised of the company's progress by management and the independent registered public accounting firm at each regularly scheduled committee meeting as well as at specially-scheduled meetings. At the conclusion of the assessments, management and Ernst & Young LLP each provided the Audit Committee with its respective report on the effectiveness of the company's internal control over financial reporting. The committee reviewed management's assessment and the independent registered public accounting firm's opinion on the effectiveness of internal control over financial reporting that were included in the company's annual report on Form 10-K for the fiscal year ended December 31, 2004. Management has presented to the Audit Committee its plan to remediate the material weaknesses identified in the assessment of internal control over financial reporting as well as significant deficiencies identified to the Audit Committee as part of the assessment. The Audit Committee will receive regular updates from management regarding the remediation efforts.

Audit Committee:

E. Stanton McKee (Chairman)
Ralph R. Smith
Caden Wang

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION(2)

The Compensation Committee of the board of directors is responsible for setting and administering the policies that govern executive compensation. In addition, the Compensation Committee approves and administers LeapFrog's company-wide equity and bonus plans. The Compensation Committee is composed exclusively of non-employee, independent directors.

Overview

The Compensation Committee sets the salaries of the executive officers, establishes the annual executive and employee bonus plans and ongoing equity grant program, approves specific company-wide and individual executive performance objectives and executive bonus payments, and makes equity award grants. The Compensation Committee ensures competitive alignment of executive compensation packages to enable LeapFrog to attract and retain high quality executive officers and other key employees, reward them for LeapFrog's success and motivate them to enhance long-term stockholder value. Key elements of the philosophy are:

- LeapFrog provides a balanced mix of cash and equity-based compensation that we believe is suitable to motivate executives to achieve company goals and align their short- and long-term interests with those of the shareholders.
- LeapFrog pays base salaries that are competitive with levels in effect at companies with which the company competes for talent.
- LeapFrog provides annual bonus opportunities sufficient to motivate executives and employees to achieve specific operating results and to generate rewards that maintain total compensation at competitive levels.
- LeapFrog provides sufficient equity-based incentives for executives and other key employees to ensure they are motivated over the long-term to respond to the company's business opportunities and challenges as owners and not just as employees.
- LeapFrog generally targets the key elements of executive compensation (base salary, annual bonus opportunity and equity) to deliver compensation of each executive and all executives as a group at approximately the 50th percentile of the market.

Elements of Executive Compensation

Base Salary. The Compensation Committee reviews and determines the base salaries of the executives, including the Chief Executive Officer, on an annual basis. Compensation decisions made by the Compensation Committee regarding the Chief Executive Officer also require approval by the entire board. The Compensation Committee considers individual and company performance, future potential, scope of responsibilities and experience, and competitive salary practices. In examining internal salary levels, we compare them to current year compensation data from the Radford Executive Survey, Mellon High-Tech Executive Total Direct Compensation Survey and Mellon High-Tech Equity Practices Survey. The Compensation Committee also compares executive salaries to that of a group of 14 companies we have identified as the peer group. The peer group includes toy, education, and fast-growth/high-technology companies that LeapFrog competes with for executive talent. In Spring 2004, the competitive analysis indicated that the salaries we pay our executives were generally at or near the median competitive salary level among the broad survey group, and below median among the specific peer companies. The Compensation Committee uses the services of an independent consultant to conduct its periodic review of the effectiveness and competitiveness of LeapFrog's executive pay.

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(2) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the 1933 Act or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Performance-Based Annual Bonus Awards. Annual performance bonuses are intended to motivate executives to achieve LeapFrog's short-term goals, and are directly tied to meeting one or more pre-established company financial goals. Bonus award payments are made from a pool that is funded based upon the degree of success in meeting the goals. If those goals are met and the pool is funded, the individual performance of each executive and of his or her area of responsibility or business unit is considered in determining bonus payments. For calendar year 2004, the Compensation Committee set a net income before bonuses target.

Bonus award payments for 2004 were to be made from a pool that was funded based upon LeapFrog's performance levels, ranging from 86.6% at threshold to 120% at maximum of the performance target pre-established by the Compensation Committee. Results below 86.6% of target triggers no funding; at 86.6% of target triggers 45% of the target bonus funding; at 100% of target triggers 100% funding; and at 120% of target triggers 167% funding. If results are between levels, pool funding increases proportionally between the threshold, target and maximum funding levels.

If the bonus pool funds, the Compensation Committee does not use a fixed formula in determining bonus award payments, but uses its discretion and recommendations from the Chief Executive Officer (for awards other than his own) to determine individual award amounts.

In calendar year 2004, LeapFrog did not achieve its threshold bonus goal, and no pool was generated. The Chief Executive Officer evaluated each participant and recommended to the board of directors that no 2004 bonus payments be made to executives. Mr. Rioux was paid a guaranteed bonus of $47,250 pursuant to the terms of his employment agreement. Messrs. Kalinske and Perez waived their right to their 2004 guaranteed bonuses of $67,500 and $280,000, respectively. Instead, the Chief Executive Officer recommended to the board of directors that their waived guaranteed bonuses plus an additional amount of $202,500 be approved to fund a pool of $550,000 from which the executives could issue 2004 Exceptional Worker Awards to a small group of LeapFrog employees who had outstanding performance in 2004. The board of directors approved the plan and the Chief Executive Officer and President approved payments totaling $495,900 to be paid to approximately 80 employees, including two executive officers.

Equity Incentive Awards. Prior to 2004, the equity component of LeapFrog's compensation program consisted solely of stock options. In calendar year 2004, we reviewed and redesigned the equity program to include grants of performance-based stock awards and time-vested restricted stock awards, in addition to stock options. We believe (1) granting performance shares directly ties LeapFrog's executives to achieving pre-established short- and long-term business goals, (2) the limited use of time-based restricted shares at the executive level assists us in attracting and retaining top talent, and (3) stock options should be part of a balanced equity package to continue to align our executives' interests with those of the stockholders.

The Compensation Committee believes that providing sufficient equity-based incentives for executives ensures they are motivated over the long-term to respond to the company's business challenges and opportunities as owners and not just as employees.

Stock Options. Option grants made to executives from the 2002 Equity Incentive Plan typically have a four-year vesting period and are made at 100% of the fair market value at close of the market on the business day immediately preceding the date of grant. Executives receive value from these grants only if LeapFrog's Class A common stock appreciates over the long-term. Prior to 2004, grants were discretionary and had not followed a regular schedule or criteria. Beginning in 2004, the Compensation Committee approved a process whereby employees, including executives, are generally eligible for "new hire" grants upon initial hire, and then annually thereafter based on individual performance. The size of option grants is determined by the Compensation Committee and is based on median competitive practices at companies with which LeapFrog competes for talent, the executive's anticipated future contribution and ability to impact LeapFrog's results, past performance and alignment among the employee's peers. At the discretion of the Compensation Committee, executive officers may also be granted stock options to provide greater incentives to continue their employment with LeapFrog and to strive to increase the value of LeapFrog's Class A common stock. For 2004, grants of options and performance shares to executives were determined based on the newly approved annual performance-based grant guidelines. In addition, selected executives received supplemental transitional grants intended to address the lack of unvested option holdings and facilitate the move from the previous discretionary grant program of large irregular grants to the new annual program. As a result, for 2004 the combination of the performance-based grants of options and performance shares plus the transitional grants resulted in total grant levels that were above median competitive levels, but provided the intended transition from the previous large irregular grants to a more market competitive regular ongoing grant program.

Performance Shares. Selected executives at the level of Vice President and above receive grants of performance shares in amounts based upon competitive grant practices and the executive's level, past performance and expected future contributions. Performance shares are received by participants at the end of each three year cycle, and are tied to LeapFrog's performance against pre-established financial measures. Participants must continue to be employed at LeapFrog through the end of each three year cycle to receive any shares under the plan. The measures for the 2004-2006 plan cycle include net income, revenue, operating cash flow (adjusted for current accounts receivable) and total shareholder return. The total shareholder return measure spans the entire three-year performance share cycle, while the other three measures have annual goals determined and approved by the Compensation Committee no later than March 31st of each calendar year. The actual shares received by participants will vary from zero to 200% of an executive's target payout, based upon LeapFrog's actual performance over the three-year performance period. Awards earned under the plan, if any, will generally be vested and issued as shares at the end of each three year cycle.

Restricted Stock. Restricted stock is first and foremost a retention vehicle, as the stock continues to have value even when the stock price fluctuates. In addition, restricted stock serves as a valuable attraction vehicle, allowing the company to recruit talented executives who might forfeit valuable equity stakes at their current employer in order to join LeapFrog.

In calendar year 2004, we made time-based restricted stock awards to four executives. For three of the executives, the purpose of the grants was to supplement current option holdings significantly underwater and provide additional retention value due to their criticality to the business and new technology under development. One newly hired executive received restricted stock as part of the new hire package, in part to compensate for a foregone cash incentive opportunity at the prior employer. Before making the decision to approve these grants, the Compensation Committee enlisted the services of an independent consultant to conduct an analysis and make recommendations. The Compensation Committee then approved grants that it believed would retain and motivate the selected executives over the next three years. The time-based restricted stock grants made to three of the executives vest at the rate of one-third on each of the first three anniversaries after the date of grant. The newly hired executive's grant vests at the rate of 40% after the first anniversary of employment, and 30% on each of the second and third anniversaries of employment.

As a going-forward equity vehicle, LeapFrog does not intend to provide its executives with time-based restricted stock on a regular basis, but rather to use it selectively to attract or retain certain critical executives. Beginning in 2005, LeapFrog intends to begin granting restricted stock in lieu of stock options to key employees below the level of Vice President. Because restricted stock represents full-value shares, we can grant fewer shares to deliver a competitive compensation value to our key employees and strengthen the retention power of the equity grant program.

Chief Executive Officer Compensation

The Compensation Committee meets each year to evaluate the performance and total compensation of the Chief Executive Officer. The Compensation Committee uses the services of an independent consultant to provide current market data using the method detailed in the "Elements of Executive Compensation—Base Salary" section of this report.

Mr. Kalinske was appointed our Chief Executive Officer in February 2004. In April 2004, the Compensation Committee completed its review and approved his compensation package to be effective retroactively to February 10, 2004, the day he became the Chief Executive Officer of LeapFrog. Pursuant to his employment agreement, Mr. Kalinske receives an annual salary of $495,000, and an annual bonus opportunity of 100% of his annual base salary, which includes a guaranteed annual bonus payment of $67,500 as part of the entire opportunity. The salary and the target total cash opportunity were established to be at the median of the competitive survey data and in line with the peer group.

In 2004, Mr. Kalinske did not receive the non-guaranteed portion of his annual bonus opportunity, and he waived the right to the $67,500 guaranteed portion of his bonus.

In April 2004, the Compensation Committee also approved an equity award to Mr. Kalinske consisting of (1) a non-qualified option to purchase 190,000 shares of LeapFrog common stock at $22.25 per share, the then fair market value of our class A common stock, vesting at the rate of $1/48^{th}$ of the option per month for four years, and (2) a grant of 95,600 performance shares under the 2004-2006 plan cycle. In line with the practice for the other executives, Mr. Kalinske's grants were comprised of an annual performance-based grant sized at the median of the competitive survey data, plus an additional transition grant equal in size to the performance-based grant intended to transition from the prior occasional grant approach. The resulting aggregate grant was thus two times median competitive levels for ongoing grants, but determined to be appropriate in light of Mr. Kalinske's assumption of the Chief Executive Officer role and the two year timeframe since the award of his previous equity grant. For the performance shares, LeapFrog did not meet its threshold goals for 2004 on the three annual measures of net income, revenue and operating cash flow (adjusted for current accounts receivable) and thus the portion of performance shares attributable to calendar year 2004 of the three year performance cycle was not earned by Mr. Kalinske.

While serving as our Chief Executive Officer in 2004, Mr. Wood received an annual base salary of $281,200, and he was eligible to receive an annual incentive bonus of $135,000, of which one-half of the bonus was guaranteed and the remaining 50% was based on LeapFrog's performance. Due to Mr. Wood's significant equity holdings in LeapFrog that were granted to him as founder of the company, he received a relatively modest annual base salary and bonus opportunity.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code (the "Code") generally disallows a tax deduction to publicly-held companies for compensation exceeding $1.0 million paid to certain of a company's executive officers. The limitation applies only to compensation that is not considered to be performance-based.

LeapFrog received stockholder approval in June 2004 to amend the 2002 Equity Incentive Plan to include certain provisions that will allow the company to qualify performance share grants as "performance-based" compensation under Section 162. In addition, grants of stock options will qualify, provided that such grants have exercise prices of no less than 100% of fair market value on the date of grant and do not exceed a calendar year limit for the executive officer that is set forth in the 2002 Equity Incentive Plan.

LeapFrog generally intends to grant stock options and performance shares to its executives in a manner that satisfies the requirements for qualified performance-based compensation to avoid any disallowance of deductions under Section 162(m).

While total cash compensation for our executives did not exceed $1.0 million for any individual executive, the Compensation Committee believes it is appropriate for the company to retain the flexibility to pay actual total cash compensation above $1.0 million if warranted based upon exceptional company and individual performance, and thus from time to time the company may pay compensation to executives that is not deductible, including grants of time-based restricted stock.

Conclusion

LeapFrog gives executives the potential to earn attractive compensation rewards through the plans described above. A significant portion of executive compensation, including that of the Chief Executive Officer, is generated based upon company performance, and actual rewards are closely linked to LeapFrog's success in achieving financial goals and increases in long-term stockholder value. LeapFrog remains committed to this philosophy of pay for performance, but we also recognize that the competitive market for talented executives and the volatility of LeapFrog's business may result in highly variable compensation for a particular time period.

Compensation Committee:

Caden Wang (Chairman)
Steven Fink

EXECUTIVE COMPENSATION

Summary Compensation Information

The following table shows for 2002, 2003 and 2004, compensation awarded or paid to, or earned by, our Chief Executive Officer and our other four most highly compensated executive officers at December 31, 2004, also referred to as the "named executive officers." Mr. Wood is included in the following table as he served as our Chief Executive Officer for a portion of 2004. Mr. Forsyth resigned as our Chief Operating Officer in February 2005.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	All Other Compensation ($)(16)
Thomas J. Kalinske(1)	2004	$469,812	— (2)	$ 9,250(3)	—	190,000	$5,650
Chief Executive Officer and	2003	$269,000	—	$ 8,890(3)	—	—	$5,650
Director	2002	$265,000	$135,000	$ 3,600(3)	—	250,000	$5,650
Jerome J. Perez(4)	2004	$311,634	$ 50,000(5)	$243,207(6)	$540,000(7)	400,000	—
President and Director	2003	—	—	—	—	—	—
	2002	—	—	—	—	—	—
Paul A. Rioux(8)	2004	$307,300	$ 47,250	$ 8,688(9)	—	—	$8,725
Advisor to Chief Executive	2003	$374,000	—	$ 8,356(9)	—	—	$8,725
Officer, Vice Chairman and Director	2002	$437,041	$135,000	$ 7,810(9)	—	150,000	$8,265
Timothy M. Bender	2004	$283,900	—	$ 10,717(10)	—	84,000	—
President, Worldwide Consumer	2003	$263,900	—	$ 10,800(10)	—	—	—
Group	2002	$250,000	$125,000	$ 10,550(10)	—	50,000	—
Michael C. Wood(1)	2004	$239,321(11)	—	$ 5,641(13)	—	—	$1,970
Former Chief Executive Officer	2003	$277,100	—	$ 8,900(13)	—	—	$1,970
and Director	2002	$268,250	$195,000(12)	$ 7,551(13)	—	—	$1,970
G. Frederick Forsyth(14)	2004	$300,000	—	$ 10,300(15)	—	42,000	—
Former Chief Operating Officer	2003	$123,846	—	$ 3,163(15)	—	250,000	—
	2002	—	—	—	—	—	—

(1) Mr. Wood served as our Chief Executive Officer from March 2002 to February 2004. Mr. Kalinske became Chief Executive Officer in February 2004.

(2) Under the terms of his employment agreement, Mr. Kalinske was entitled to receive a guaranteed bonus in 2004 of $67,500. Mr. Kalinske waived his right to this guaranteed bonus.

(3) Mr. Kalinske received $2,050 and $1,690 in matching grants made to his 401(k) savings plan by LeapFrog in 2004 and 2003, respectively. In 2004, 2003 and 2002, Mr. Kalinske received $7,200, $7,200 and $3,600, respectively, in automobile allowances.

(4) Mr. Perez joined LeapFrog as President in February 2004.

(5) Under the terms of his employment agreement, Mr. Perez received a signing bonus of $50,000. In addition to this signing bonus, under the terms of his employment agreement Mr. Perez was also entitled to receive a guaranteed bonus of $280,000. Mr. Perez waived his right to this guaranteed bonus.

(6) In 2004, Mr. Perez received $6,955 in automobile allowances. The balance of the other annual compensation received by Mr. Perez is related to relocation expenses that, pursuant to the terms set forth in Mr. Perez's employment agreement with LeapFrog, the company agreed to pay. Such expenses include $74,485 in closing costs for the purchase of Mr. Perez's home, $87,434 in mortgage interest differential payments and tax gross-ups related to such interest payments, and other relocation expenses such as temporary living expenses and the packing and shipping of household items.

(7) The value of this award was calculated by multiplying the closing market price of LeapFrog's unrestricted common stock on the date of grant, November 10, 2004 ($13.50), by the number of shares awarded (40,000). As of December 31, 2004, Mr. Perez held an aggregate of 40,000 shares of restricted stock valued at $544,000, calculated by multiplying the

closing market price of LeapFrog's unrestricted common stock on December 31, 2004 ($13.60) by the number of shares of restricted stock held by Mr. Perez. LeapFrog has the right to repurchase these shares until Mr. Perez's ownership vests in three equal annual installments, beginning on the first anniversary of the date the restricted stock bonus award was granted to Mr. Perez by the Compensation Committee of our board of directors. LeapFrog does not intend to pay dividends on our common stock in the foreseeable future. However, if we were to pay common stock dividends, they would be paid on the shares of restricted stock held by Mr. Perez.

(8) Mr. Rioux served as our co-Vice Chairman since January 2001, our acting Chief Operating Officer from October 2002 to August 2003 and our Vice Chairman since September 2004.

(9) Mr. Rioux received $888, $881 and $1,334 in matching grants made to his 401(k) savings plan by LeapFrog in 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002, Mr. Rioux received $7,800, $7,475 and $6,475, respectively, in automobile allowances.

(10) Mr. Bender received $2,917, $3,000 and $2,750 in matching grants made to his 401(k) savings plan by LeapFrog in 2004, 2003 and 2002, respectively. In each of 2004, 2003 and 2002, Mr. Bender received $7,800 in automobile allowances.

(11) Mr. Wood served as our Chief Executive Officer from March 2002 to February 2004. From February 2004 to September 2004 he served as our Chief Vision and Creative Officer. In September 2004 he resigned from the company. This amount includes accrued and unused vacation paid to Mr. Wood upon his resignation from LeapFrog.

(12) Includes a bonus of $60,000 related to the signing in April 2002 of Mr. Wood's amended and restated employment agreement relating to his services as our Chief Executive Officer and President. For additional discussion of this agreement, see "Employment Agreements and Compensation Arrangements."

(13) Mr. Wood received $841, $1,700 and $1,151 in matching grants made to his 401(k) savings plan by LeapFrog in 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002, Mr. Wood received $4,800, $7,200 and $6,400, respectively, in automobile allowances.

(14) Mr. Forsyth joined LeapFrog as our Chief Operating Officer in August 2003. Mr. Forsyth resigned as our Chief Operating Officer in February 2005.

(15) In 2004 and 2003, Mr. Forsyth received $7,800 and $3,163, respectively, in automobile allowances.

(16) The amounts listed in the "All Other Compensation" column are for life insurance premiums paid by LeapFrog for the benefit of the named executive officer.

Stock Option Grants And Exercises

We grant options to our executive officers under our 2002 Equity Incentive Plan, or Incentive Plan. As of April 11, 2005, options to purchase a total of 5,642,249 shares were outstanding under the Incentive Plan and options to purchase 4,424,564 shares remained available for grant under the plan. All stock options were granted at an exercise price equal to their fair market value on the date of grant.

The following tables show for the fiscal year ended December 31, 2004, certain information regarding options granted to, exercised by, and held at year-end by the named executive officers:

Option Grants in 2004

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year(1)	Exercise Or Base Price (per share)	Expiration Date	5%	10%
Thomas J. Kalinske	190,000	7.0%	$22.25	4/20/2014	$2,658,652	$ 6,737,546
Jerome J. Perez	400,000	14.8%	$29.30	2/10/2014	$7,370,645	$18,678,662
Paul A. Rioux	—	—	—	—	—	—
Timothy M. Bender	84,000	3.1%	$22.25	4/20/2014	$1,175,404	$ 2,978,705
Michael C. Wood	—	—	—	—	—	—
G. Frederick Forsyth	42,000	1.6%	$22.25	4/20/2014	$ 587,702	$ 1,489,352

(1) Based on an aggregate of 2,705,025 shares subject to options granted to our employees in 2004, including named executive officers.

Aggregated Option Exercises in 2004 and Year-End Option Values

The following table sets forth the number of shares of Class A common stock subject to exercisable and unexercisable options held as of December 31, 2004 by each of the named executive officers.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas J. Kalinske	7,777	$ 120,544	108,055	179,168	$ 84,028	$22,917
Jerome J. Perez	—	—	83,333	316,667	—	—
Paul A. Rioux	30,000	$ 653,400	152,000	—	$182,200	—
Timothy M. Bender	110,000	$1,513,500	31,499	82,501	$ 19,249	$13,751
Michael C. Wood	698,129	$9,698,205	—	—	—	—
G. Frederick Forsyth	—	—	90,333	201,667	—	—

(1) Based on the closing price of the Class A common stock on December 31, 2004 of $13.60 per share minus the option exercise price.

Long-Term Incentive Plans—Awards in Last Fiscal Year

The following table provides certain information with respect to grants of performance shares made during the past fiscal year to the named executive officers under LeapFrog's 2002 Equity Incentive Plan. Our 2002 Equity Incentive Plan allows for a performance share program that provides the opportunity for certain designated participants to receive shares of LeapFrog's common stock based on formulas tied to certain pre-established financial performance goals that are established for each performance period by the Compensation Committee of our board of directors. At the beginning of each performance period, each designated participant is assigned a "Target Award" that sets forth the number of shares of LeapFrog's common stock that will be awarded to the participant if the pre-established financial performance goals are met during the performance period. If the level of such performance goals that is achieved during the performance period is less or more than the specified target level, participants will be awarded a percentage (from 25% to 200%) of shares subject to the Target Awards; *provided, however,* that if a specified minimum level of performance goals is not achieved during the performance period, participants will not receive any shares. In April 2004, certain of the named executive officers were granted the right to participate in the performance share program for the 2004 through 2006 performance period. Such named executive officers will earn one-third of their Target Awards for each year that the annual performance goals are met during the 2004 through 2006 performance period. The named executive officers will be issued the number of shares earned during the 2004 through 2006 performance period on or about December 31, 2006, provided that the named executive officer must be employed by LeapFrog as of that date. The company did not meet the 2004 performance goals set by the Compensation Committee of our board of directors. Accordingly, the named executive officers will not receive a grant of shares under the performance share program for the 2004 period.

				Estimated Future Payouts Under Non-Stock Price-Based Plans(1)		
Name	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Number of Shares Cancelled Due to 2004 Performance Goals Not Being Met	Threshold	Target	Maximum
Thomas J. Kalinske	95,600	3 years ending 12/31/06	27,087	17,128	68,513	137,026
Jerome J. Perez	20,000	3 years ending 12/31/06	5,667	3,583	14,333	28,666
Paul A. Rioux(2)	—		—	—	—	—
Timothy M. Bender	43,000	3 years ending 12/31/06	12,183	7,704	30,817	61,634
Michael C. Wood(2)	—		—	—	—	—
G. Frederick Forsyth	22,000	3 years ending 12/31/06	6,233	*	*	*

(1) Estimated future payouts are based on the number of shares remaining of the performance grant in the 2004 through 2006 performance cycle and excludes shares that will not be earned as a result of LeapFrog not meeting the performance goals set by the board of directors for 2004.

(2) Messrs. Wood and Rioux were not granted the right to participate in the performance share program.

* Mr. Forsyth resigned as our Chief Operating Officer in February 2005, and is no longer a participant in this performance share program.

STOCK PRICE PERFORMANCE GRAPH(3)

The following graph shows the total stockholder return of an investment of $100 in cash for (i) LeapFrog's Class A common stock, (ii) the Standard & Poor's 500 Index and (iii) the Standard & Poor's Consumer Discretionary Index, for the period beginning on July 25, 2002 (based on the closing price of LeapFrog's Class A common stock on the date on which LeapFrog's Class A common stock began trading on the New York Stock Exchange) through December 31, 2004.



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S&P 500 INDEX
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(3) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of LeapFrog under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

EMPLOYMENT AGREEMENTS AND COMPENSATION ARRANGEMENTS

Thomas J. Kalinske

In April 2004, we entered into a new employment agreement with Thomas J. Kalinske, under which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of $495,000 and a guaranteed annual bonus of $67,500. Mr. Kalinske is also eligible to receive an annual discretionary bonus of up to 100% of his then-current annual salary, less $67,500, based on LeapFrog's performance and Mr. Kalinske's achievement of performance objectives established in writing by the board of directors. Mr. Kalinske must be an active employee of LeapFrog as of December 31 of the bonus year in order to receive the guaranteed bonus and the discretionary bonus. Mr. Kalinske waived his right to receive his 2004 guaranteed bonus. Mr. Kalinske is entitled to a car allowance of $600 per month and up to $20,000 each year for the cost of term life insurance providing for an aggregate benefit of $2,000,000.

If we terminate Mr. Kalinske's employment without cause (as defined in the agreement), or if he terminates his employment for good reason (as defined in the agreement), he is entitled to receive (i) a lump sum payment in an amount equivalent to his annual base salary in effect on the separation date, (ii) his annual guaranteed bonus and a pro rata portion of the incentive bonus he would have been entitled to receive but for his separation and (iii) reimbursement for health insurance premiums for him and his dependents for up to 12 months from the date his employment with LeapFrog ends. In addition, all unvested stock options held by Mr. Kalinske will accelerate vesting such that the number of shares that would otherwise vest within a twelve-month period under each option grant will become fully exercisable as of Mr. Kalinske's separation date with us. In addition, if Mr. Kalinske's employment is terminated for any reason other than death, disability or cause, and if Mr. Kalinske has satisfactorily performed his duties under his employment agreement, LeapFrog will negotiate with Mr. Kalinkse in good faith regarding a subsequent consulting or other relationship with Mr. Kalinske that would allow him to continue to vest with respect to 266,389 unvested options held by Mr. Kalinske at the time he entered into his employment agreement.

If we terminate Mr. Kalinske's employment without cause during the 90 days prior to or 12 months following a change in control (as defined in the agreement) of our company, or if he terminates his employment for good reason during the same period, Mr. Kalinske would be entitled to an amount equal to one hundred fifty percent of his base salary plus his guaranteed bonus and incentive bonus for the preceding year, and all of Mr. Kalinske's unvested options would immediately vest, regardless of whether Mr. Kalinske's employment is terminated. Mr. Kalinske would also be entitled to receive reimbursement for health insurance premiums paid by Mr. Kalinske for him and his dependents for up to 12 months from the date his employment with LeapFrog ends.

Mr. Kalinske's employment agreement terminates on April 20, 2008, unless terminated earlier pursuant to the terms of the agreement.

Jerome J. Perez

In February 2004, we entered into an employment agreement with Jerome J. Perez, under which he agreed to serve as our President. The term of the agreement is for an unspecified duration. The agreement provides for an annual base salary of $350,000 and an annual discretionary bonus of up to an additional 80% of Mr. Perez's then-current annual salary. In 2004 only, Mr. Perez was entitled to receive a guaranteed bonus equal to 80% of his then-current annual salary. Mr. Perez waived his right to receive this guaranteed bonus. Under the terms of the employment agreement, Mr. Perez received an option to purchase 400,000 shares of LeapFrog's common stock, granted under LeapFrog's 2002 Equity Incentive Plan (the "Option"). These shares vest over a four-year period, with 1/48th of the option vesting monthly for 48 months. Mr. Perez received a signing bonus of $50,000 in 2004, subject to a repayment obligation if he voluntary resigns without good reason (as defined in the employment agreement) within the first two years of his employment, and the payment of certain relocation expenses under terms of his employment agreement. The employment agreement also provides for monthly reimbursement of the interest payments on the portion of the mortgage on Mr. Perez's San Francisco Bay Area residence that exceeds the amount of net proceeds from the sale of Mr. Perez's New York residence, less any tax deduction Mr. Perez would receive for a portion of the mortgage interest payments, plus an amount sufficient to gross-up Mr. Perez's tax on a portion of the reimbursement amount (the "Mortgage Interest Reimbursement"). LeapFrog's obligation to pay the Mortgage Interest Reimbursement terminates on the earliest of: (1) the date Mr. Perez's employment with LeapFrog terminates; (2) the date Mr. Perez ceases making mortgage payments on his Bay Area residence; or (3) five years after the date Mr. Perez purchased his residence in the Bay Area. In 2004, the Mortgage Interest Reimbursement totaled $87,434. In the event Mr. Perez's employment terminates within the first three years of his employment with LeapFrog and he sells his Bay Area residence within 12 months after the termination date to an unaffiliated third party for a sale price that is less than his purchase price, he will be reimbursed for his lost principal investment in the Bay Area residence and the amount he is required to pay the mortgagor upon the sale in excess of the sale price, up to a maximum of $750,000 total reimbursement. Mr. Perez is also entitled to a car allowance of $650 per month and up to $5,000 each year for the cost of term life insurance providing for an aggregate benefit of $1,000,000.

In the event of a change of control of our company (as defined in the employment agreement), even if Mr. Perez's employment is not terminated, he will be entitled to receive:

- If the change of control occurs within the first year of his employment with us, the Option will accelerate such that a total of 100,000 shares subject to the Option will be fully exercisable immediately upon the effective date of the change in control. The remaining 300,000 unvested shares subject to the Option will continue to vest pursuant to the terms of our 2002 Equity Incentive Plan and corresponding stock option grant notice and stock option agreement.
- If the change of control occurs after the first year of his employment with us, one-half of the shares subject to the Option that have not otherwise vested as of the effective date of the change of control will accelerate and become fully exercisable immediately upon the effective date of the change in control. The remaining unvested shares subject to the option will continue to vest pursuant to the terms of our 2002 Equity Incentive Plan and the corresponding stock option grant notice and stock option agreement.

If we terminate Mr. Perez's employment for any reason other than his death, disability, or cause (as defined in the employment agreement), or he voluntarily resigns without good reason (as defined in the agreement), he will be entitled to receive the following severance benefits, if he provides LeapFrog with a general release of claims in a form reasonably required by the company:

- If the separation occurs within the first year of his employment with us, and the Option has not accelerated due to a change in control, the Option will accelerate such that a total of 100,000 shares subject to the Option will be fully exercisable as of his separation date with us. The remaining 300,000 unvested shares subject to the Option will cease vesting and will terminate as of his separation date.
- If the separation occurs after the first year of his employment with us, and the Option has not accelerated due to a change in control, one-half of the shares subject to the Option that have not otherwise vested as of his separation date will accelerate and become fully exercisable as of his separation date with us. The remaining unvested shares subject to the Option will cease vesting and will terminate as of his separation date.
- Mr. Perez will immediately commence a consulting relationship with LeapFrog under the terms set forth in the employment agreement. If the separation occurs within the first three years of his employment with us, the consulting relationship will continue until the third anniversary of his separation date, and if the separation occurs after the first three years of his employment with us, the consulting relationship will continue until the second anniversary of his separation date. The consulting relationship will terminate immediately and LeapFrog will have no continuing obligation to pay Mr. Perez any consulting fees if Mr. Perez provides any services or assistance in any capacity to a competitive business (as defined in the employment agreement). Mr. Perez's consulting fee would be

$43,750 per month for the first two years after Mr. Perez's separation from LeapFrog and would be reduced in the third year by the gross amount of any monetary compensation earned by Mr. Perez from any other work activity during the consulting period.

- If Mr. Perez elects to continue his LeapFrog-provided health insurance coverage pursuant to COBRA law, Mr. Perez will be entitled during the consulting period to reimbursement for premiums to continue his health insurance at the same level of coverage for him and his dependents in effect as of the separation date until the earlier of: (i) the date Mr. Perez becomes eligible for group insurance coverage with a subsequent employer or (ii) the date his consulting relationship with LeapFrog pursuant to his employment agreement ends.

Paul A. Rioux

Effective April 2002, we entered into an employment agreement with Paul Rioux, our Vice Chairman. The agreement provided for an annual base salary of $265,000 in 2002 and 2003 based on a four-day work week, and an annual base salary of $132,500 from January 2004 through March 2005 based on a two-day work week. Mr. Rioux also received compensation at a rate of $2,000 per day worked beyond the number of days he was required to work pursuant to his part-time schedule. In 2004, 2003 and 2002, Mr. Rioux received $174,800, $105,000 and $200,250, respectively, for extra days worked. The agreement also provided for an annual bonus of $135,000 per year through December 2003, and $67,500 per year from January 2004 through March 2005. Seventy percent of Mr. Rioux's annual bonus was guaranteed, and the remaining thirty percent was based on our performance. For 2004, Mr. Rioux did not receive a performance bonus, but did receive the guaranteed portion of his bonus. For 2003, Mr. Rioux did not receive a performance bonus and he waived the guaranteed portion of his bonus. For 2002, Mr. Rioux received both the guaranteed and performance portions of his bonus. In addition, Mr. Rioux was granted options to purchase a total of 150,000 shares of our Class A common stock at an exercise price of $12.50 per share, which vest on a monthly basis starting January 2002, and which are subject to other terms and conditions set forth in his accompanying stock option agreement. Mr. Rioux's employment under his agreement was terminable by either of us at any time for any reason. However, if we had terminated Mr. Rioux's employment without cause, he would have been entitled to receive a termination fee equal to 12 months salary and bonus and his stock options would have continued to vest during the twelve-month period following the date of termination. This agreement expired on March 31, 2005.

On April 1, 2005, Paul A. Rioux entered into an employment agreement with LeapFrog for the position of Advisor to LeapFrog's Chief Executive Officer. Under the new employment agreement, Mr. Rioux will provide his services to LeapFrog on a part-time basis and will be compensated at a monthly rate of $3,333.33 less payroll deductions and withholdings. This employment agreement with Mr. Rioux will expire on June 30, 2005, at which time Mr. Rioux will become a non-employee director and will be entitled to the compensation described under "Compensation of Directors" above.

Timothy M. Bender

In November 2003, we amended and restated our employment agreement with Timothy Bender, our President of Worldwide Consumer Group. The agreement expired on March 31, 2005, and provided for an annual base salary of $260,000 and an annual bonus of up to an additional $90,000, subject to increases as determined by our board of directors or its Compensation Committee. In 2004, Mr. Bender received an annual base salary of $283,900 and was eligible to receive a bonus of up to 50% of his 2004 earned annual base salary for his service to LeapFrog in 2004. As of January 1, 2005, Mr. Bender's annual salary is $300,000, and he is eligible to receive a target bonus of up to 50% of his 2005 earned annual base salary.

Michael C. Wood

On September 1, 2004, Michael C. Wood resigned as Chief Vision and Creative Officer of LeapFrog. Due to this resignation, the amended and restated employment agreement, dated effective as of January 1, 2002, between Michael C. Wood and LeapFrog, was terminated on September 1, 2004. Mr. Wood's terminated employment agreement was due to expire in December 2005 and provided for an annual base salary of $265,000 and an annual bonus of up to an additional $135,000 through June 2004. Fifty percent of the annual bonus was guaranteed, and the remaining fifty percent was based on our performance. On July 1, 2003, Mr. Wood's base salary was set at $281,200 through June 2004. After June 2004, Mr. Wood's compensation was subject to renegotiation. If his compensation was not renegotiated, under the terms of the agreement, Mr. Wood's compensation was to be adjusted to an annual salary of $200,000 and he would have only been required to devote a majority of his time to us. Mr. Wood's compensation was renegotiated in June 2004 and it was agreed that his annual base salary would remain at $281,200. Pursuant to the terms of his employment agreement, Mr. Wood received a car allowance of $600 per month prior to his separation from LeapFrog. There were no early termination penalties incurred by LeapFrog in relation to the termination of our employment agreement with Mr. Wood.

G. Frederick Forsyth

On February 28, 2005, G. Frederick Forsyth resigned as Chief Operating Officer of LeapFrog. Due to his resignation, the employment agreement, dated effective as of August 4, 2003, between G. Frederick Forsyth and LeapFrog was terminated on February 28, 2005. The agreement provided for an annual base salary of $300,000 and an annual discretionary bonus of up to 50% of Mr. Forsyth's then-current annual compensation. At the time of the termination of his employment agreement, Mr. Forsyth's annual base salary was $300,000. Upon the termination of Mr. Forsyth's employment with LeapFrog in February 2005, he was, subject to certain conditions, entitled to receive during his severance period (as defined below): (i) continuation of his base salary; (ii) a pro rata portion of any bonus he may be entitled to receive in 2005 and (iii) reimbursement for health insurance premiums paid by Mr. Forsyth for him and his dependents. Mr. Forsyth's severance period began on the date of his separation from LeapFrog and, subject to certain conditions, will extend for a minimum period of six months. Mr. Forsyth's severance period may be extended for up to six additional months if he does not become employed within the first six months of his separation from LeapFrog, provided that payments made to him during the six additional months will be reduced by the gross amount of any monetary compensation earned by Mr. Forsyth from any consulting or other work relationship, including fees earned for service on a company's board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We are reporting the following related party transactions that involve Knowledge Universe, LLC and Lawrence J. Ellison, as we were a subsidiary of Knowledge Universe in 2002 and through April 2003. From April 2003 through April 2004, Lawrence J. Ellison and entities controlled by him, Michael R. Milken, Lowell J. Milken, and Knowledge Universe (which is controlled by Messrs. M. Milken, L. Milken and Ellison) and its affiliates owned a majority of our voting shares. From April 2004, we have been a subsidiary of Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, which owns a majority of our voting shares. In April 2004, Knowledge Universe, LLC changed its name to "KU LLC" and in October 2004, KU LLC changed its name to "Krest LLC."

- In 2004 we purchased software products and support services from Oracle Corporation totaling $406,000. As of December 31, 2004, Lawrence J. Ellison, the Chief Executive Office of Oracle Corporation, may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership of approximately 16,750,000 shares of our Class B common stock, which represents approximately 54% of the combined voting power of our Class A common stock and Class B common stock. For a more complete discussion of Mr. Ellison's beneficial ownership of our common stock, see "Security Ownership of Certain Beneficial Owners and Management." Jeffrey Berg, a former member of our board of directors who resigned in February 2005, serves on the board of directors of Oracle Corporation.
- In August 1999, we purchased a 19.9% ownership interest in Knowledge Kids Media Group, Inc., an affiliate of Krest LLC, for $2.0 million. Krest LLC indirectly owned 80.1% of Knowledge Kids Media Group. Knowledge Kids Media Group owned substantially all of the voting power of Knowledge Kids Network, Inc. Sarina D. Simon, a member of our board of directors until June 2004, was Chief Executive Officer of Knowledge Kids Media Group and Knowledge Kids Network from January 1999 to June 2004. In 1999 and 2000, we wrote off our entire investment in Knowledge Kids Media Group. Knowledge Kids Media Group was dissolved in August 2004.
- In June 2004, we entered into an asset purchase agreement with and purchased certain assets from Knowledge Kids Network, an affiliate of Krest LLC, and its wholly-owned subsidiary Kids and Family Edge LLC for a total purchase price of $300,000. We purchased the assets in order to obtain the contents of a children's website developed by Knowledge Kids Network and to benefit from a contract giving us online advertising impressions.
- In July 2002, we entered into a tax sharing agreement with Krest LLC (the successor in interest to Knowledge Universe, Inc.), with respect to certain state tax matters. In accordance with the agreement, we were required to pay Knowledge Universe, Inc. amounts equal to what our liability would have been as a stand-alone taxpayer in 2002 and prior years. In the course of preparing the state income tax returns for 2003, it was determined that we were no longer a part of a unitary group with Knowledge Universe, Inc. for the entire year of 2003. The liabilities computed under the tax sharing agreement were $0 in 2004 and 2003, and $2.7 million in 2002. We are currently in a dispute with Krest LLC relating to the settlement of certain amounts under the tax sharing agreement. We are claiming a refund of $635,000 in overpaid state taxes from Krest LLC while Krest LLC is claiming approximately $1.2 million for payment of tax attributes that were allocated to us under state tax law.
- Affinity Squared, Inc., an affiliate of Krest LLC, provided health and welfare plan administration services to us in 2004. In 2004, we paid $65,000 for the services provided to us by Affinity Squared, Inc.

The law firm of Maron & Sandler served as our primary outside general counsel from August 1997 through July 2002 and as the transfer agent for our Class B common stock. As of December 2004, they no longer provided legal services to us and are no longer the transfer agent for our Class B common stock. Stanley E. Maron, a member of our board of directors, is a partner of Maron & Sandler. In 2004, we paid Maron & Sandler $9,000 for legal services rendered to us. In addition, Mr. Maron and other attorneys of Maron & Sandler hold interests in an entity that holds non-voting units of a limited liability company that holds an equity interest in Krest LLC. These non-voting units amount to a less than 1% economic interest in Krest LLC.

We believe that our board of directors will take such action as is necessary to comply with applicable corporate law in connection with any transactions with affiliates, including in appropriate cases obtaining approval by our independent directors.

Proxy

PROPOSAL TWO

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the board of directors has selected Ernst & Young LLP as LeapFrog's independent registered public accounting firm for the fiscal year ending December 31, 2005, and has further directed that management submit the selection of independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young LLP has audited LeapFrog's consolidated financial statements since September 1997. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither LeapFrog's bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as LeapFrog's independent registered public accounting firm. However, the Audit Committee is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of LeapFrog and its stockholders.

The affirmative vote of the majority of the votes represented by the holders of shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Independent Registered Public Accounting Firm Fee Information

The following table represents aggregate fees billed or to be billed to LeapFrog for services performed for the fiscal years ended December 31, 2004 and 2003, by Ernst & Young LLP, our independent registered public accounting firm.

	Fiscal Year Ended (in thousands)	
	2004	2003
Audit Fees	$2,742	$ 680
Audit-related Fees	130	24
Tax Fees	340	1,502
All Other Fees	—	—
Total Fees	$3,212	$2,206

All services provided by Ernst & Young LLP for the fiscal years ended December 31, 2004 and 2003 were approved by the Audit Committee.

Audit Fees

The aggregate fees billed or to be billed by Ernst & Young LLP for financial audit services totaled $2.7 million in 2004 and $0.7 million in 2003. The above amounts include fees associated with the annual audit, the reviews of our quarterly reports on Form 10-Q and statutory audits required internationally, and in 2004, includes the services provided by Ernst & Young LLP in relation to compliance with Sarbanes-Oxley internal control testing.

Audit-Related Fees

The aggregate fees billed by Ernst & Young LLP for audit-related services totaled $0.1 million in 2004 and $24,000 in 2003, which consisted of fees for accounting consultations.

Tax Fees

The aggregate fees billed by Ernst & Young LLP for tax services, consisting of tax compliance, tax advice and tax planning, totaled $0.3 million in 2004 and $1.5 million in 2003.

All Other Fees

There were no other fees paid to Ernst & Young LLP in 2004 and 2003.

Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Public Accounting Firm

As set forth in its charter, the Audit Committee must pre-approve all audit and non-audit services performed by the independent registered public accounting firm, provided however, that, as allowed under its charter, the Audit Committee has delegated to the Chairman of the Audit Committee, Mr. E. Stanton McKee, the authority to grant such pre-approvals, provided that all approvals made by the Chairman are presented to the full Audit Committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young LLP, the Audit Committee takes into consideration the fees to be paid for such services and whether the fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by Ernst & Young LLP, the Audit Committee considers whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function, and under no circumstances will the non-audit services include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act. The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining the registered public accounting firm's independence.

The Board of Directors Recommends
A Vote in Favor of Proposal Two.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are LeapFrog stockholders will be "householding" our proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or you submit contrary instructions. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, you may: (1) notify your broker; (2) direct your written request to our Vice President of Investor Relations, 6401 Hollis Street, Suite 150, Emeryville, California 94608 or to *ir@leapfrog.com* or (3) contact our Vice President of Investor Relations at (510) 420-5150. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker. In addition, LeapFrog will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

The board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Peter M. O. Wong
Corporate Secretary

April 28, 2005

APPENDIX A

LEAPFROG ENTERPRISES, INC.
AMENDED AND RESTATED AUDIT COMMITTEE CHARTER

The role and responsibilities of the Audit Committee (the "Committee") of the Board of Directors of LeapFrog Enterprises, Inc. (the "Company") are as follows, subject to amendment by the Company's Board of Directors (the "Board") from time to time:

ROLE

The Committee shall provide assistance and guidance to the Board in fulfilling its oversight responsibilities to the Company's stockholders with respect to the Company's corporate accounting and reporting practices as well as the quality and integrity of the Company's financial statements and reports. The Committee's role includes oversight of: (a) the qualitative aspects of financial reporting to stockholders, (b) the Company's policies and practices that relate to the financial control environment and financial reporting, (c) the Company's procedures for compliance with significant applicable legal and regulatory requirements that impact the financial statements, (d) the external auditor's qualifications and independence and (e) the performance of the Company's internal audit function and external auditors.

The role also includes coordination with other Board committees and, as outlined herein, direct communication with management, external auditors, internal auditors (or other personnel responsible for the internal audit function), counsel and other Committee advisors.

Although the Committee has the responsibilities set forth in this Charter, management is responsible for preparing the Company's financial statements, and the external auditor is responsible for auditing those financial statements. It is not the duty of the Committee to plan or conduct the audit or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles ("GAAP"). It is the Committee's responsibility to resolve disagreements, if any, between management and the external auditors. Nothing in this Charter changes, or is intended to change, the responsibilities of management or the external auditors. Moreover, nothing in this Charter is intended to increase the liability of the members of the Committee beyond that which existed before this Charter was approved by the Board.

MEMBERSHIP

Committee membership shall consist of at least three Board members who shall together satisfy the independence and experience requirements set forth in the corporate governance standards as applied to audit committees of the New York Stock Exchange, as amended from time to time, and the rules and regulations promulgated under the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). The members of the Committee and the Committee chairperson shall be appointed by the Board. In the event that fewer than three Board members have the requisite qualifications as set forth above, committee membership shall consist of such lesser number of Board members as meet such requisite qualifications, which lesser number shall meet the requirements regarding the composition of Audit Committees as set forth in the corporate governance standards of the New York Stock Exchange, as amended from time to time.

PROCEDURES

Committee procedures shall be as determined by the Committee.

OPERATING PRINCIPLES

In fulfilling its function and responsibilities, the Committee should give due consideration to the following principles:

- *Communication*—Regular and meaningful contact throughout the year with the Chairman of the Board, other committee chairpersons, members of senior management and other key Committee advisors, external auditor, internal auditors (or other personnel responsible for the internal audit function), etc., as applicable, is important for strengthening the Committee's knowledge of relevant current and prospective business issues.
- *Committee Education/Orientation*—Developing with management and participating in a process for systematic review of important topics that present potential significant risk to the Company will enhance the effectiveness of the Committee.
- *Committee Expectations and Information Needs*—The Committee should communicate to the Chief Executive Officer and President or their designees, internal auditors (or other personnel responsible for the internal audit function), and other external parties the specific nature, timing, and extent of any specific information or other supporting materials requested by the Committee, for its meetings and deliberations.
- *Resources*—The Committee is authorized to access such internal and external resources as the Committee deems necessary or appropriate to fulfill its defined responsibilities, including outside, independent legal counsel, accounting or other advisors. The Committee shall have the authority to perform such other functions, and shall have such powers, as may be necessary of appropriate in the efficient and lawful discharge of its responsibilities hereunder.
- *Meeting Agendas*—Committee meeting agendas shall be the responsibility of the Committee chairperson with input from Committee members and other members of the Board, with additional input from members of senior management and outside advisors to the extent deemed appropriate by the chairperson.
- *Committee Meeting Attendees*—The Committee is authorized to request members of management, counsel, internal auditors (or other personnel responsible for the internal audit function), external auditors or any other persons whose presence the Committee believes to be necessary or appropriate, to participate in Committee meetings, as necessary, to carry out the defined Committee responsibilities. It is understood that either internal auditors (or other personnel responsible for the internal audit function) or external auditors, or counsel, may, at any time, request a meeting with the Committee or Committee chairperson with or without management attendance. In any case, the Committee shall meet in executive session separately with management, internal auditors (or other personnel responsible for the internal audit function) and external auditors, periodically, but at least annually.
- *Reporting to the Board of Directors*—The Committee, through the Committee chairperson, shall report from time to time to the Board. In addition, final minutes from Committee meetings should be distributed to each Board member prior to the subsequent Board meeting.

MEETING FREQUENCY

The Committee should meet as frequently as considered necessary by the Committee or the chairperson, and shall meet at least quarterly.

COMMITTEE'S RELATIONSHIP WITH EXTERNAL AND INTERNAL AUDITORS

- The external auditors, in their capacity as independent public accountants, shall be ultimately accountable to the Board through the Committee as representatives of the stockholders. The external auditors are required to report directly to the Committee. The Committee has the sole authority to retain, oversee and terminate the external auditors (subject, if applicable, to stockholder ratification) in regards to both audit and non-audit services.

- The external auditors shall be viewed as the Board and Committee's representatives in executing the Committee's oversight of periodic, annual, and other financial reporting to stockholders. They shall report all relevant issues to the Committee responsive to agreed-on Committee expectations. The Committee should review the work of external auditors in executing their role of oversight.
- The Committee should review at least annually and report to the Board on the performance (effectiveness, objectivity, and independence) of the external auditors. In this respect, the Committee should seek to obtain from the external auditors a written statement from the external auditors delineating all relationships between the auditor and the Company consistent with Independence Standards Board Statement No. 98-1, "Independence Discussions with Audit Committees." In addition, a written statement from the external auditors shall describe: the firm's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues. Additionally, the Committee should seek to maintain an active dialogue with the external auditors with respect to disclosed relationships or services that may impact auditor objectivity or independence and take appropriate action to ensure the independence of the external auditors.
- The Committee must pre-approve the retention of the external auditor or any of its affiliates for any audit and non-audit services. The Committee may delegate to one member of the Committee the authority to grant such pre-approvals, provided that all approvals made by the delegate will be presented to the full Committee at each of its scheduled meetings. Upon the pre-approval of any audit or non-audit services, the Committee will negotiate the scope of services to be provided, the terms for providing such services, and the fees to be paid to the external auditor or its affiliates for any such services.
- In considering whether to pre-approve non-audit services, the Committee will consider whether the external auditor's provision of the non-audit services to the Company is compatible with maintaining the independence of the external auditor and under no circumstances will the non-audit services include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act.
- The Committee shall review the experience and qualifications of the external auditor's senior personnel that are providing audit services to the Company.
- The internal audit function shall be responsible to senior management, but have a direct reporting responsibility to the Board through the Committee.
- If either the internal auditors (or other personnel responsible for the internal audit function) or the external auditors identify significant issues warranting the attention of the Committee or the full Board that, in their judgment, have been communicated to management but have not been adequately addressed, they should be communicated to the Committee chairperson or any member of the Committee.
- Senior management will consult with the Committee regarding changes in the senior management of the internal audit function.

PRIMARY COMMITTEE RESPONSIBILITIES

The primary Committee responsibilities are:

- *Annual Financial Reports*—The Committee shall review and discuss with management and the external auditors the Company's annual and interim financial reports, including the Company's disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operation", in advance of filings or distribution. The Committee will also review with the external auditors all significant correcting adjustments (whether or not made) to ensure that all material adjustments are properly reflected in the financial reports.

- *Earnings Press Releases*—The Committee shall review all financial press releases and other financial disclosures, including financial information and earnings guidance provided to analysts and rating agencies. In particular, the Committee shall review financial disclosures containing *pro forma* information to verify that they include reconciliations to the comparable GAAP information and do not give undue prominence to the *pro forma* information or otherwise provide misleading presentations of results of operations or financial condition.
- *Fraud and Regulatory Noncompliance*—The Committee shall review and assess the internal audit function and external auditors' responsibility and procedures for detecting accounting and reporting financial errors, fraud and defalcations, illegal act, and noncompliance with the corporate code of conduct and regulatory requirements.
- *Internal Audit Responsibilities*—The Committee shall review and assess the annual audit plan and the process used to develop the plan, status of activities, significant findings, recommendations and management's response. The Committee shall also review the appointment and replacement of the senior manager responsible internally for the audit.
- *Regulatory Examinations*—The Committee shall review and assess Securities and Exchange Commission ("SEC") inquiries and the results of examinations by other financial regulatory authorities in terms of important findings, recommendations and management's response.
- *External Auditor Responsibilities*—The Committee shall pre-approve and negotiate the engagement of the external auditors, including the overall scope, extent, procedures and focus of the annual, and if applicable interim, audit. The foregoing shall also include the scope and level of involvement with unaudited quarterly or other interim-period information as well as the compensation to be paid to the external auditors in connection with their engagement. The Committee shall pre-approve and negotiate the engagement of external auditors, including the overall scope, extent, procedures and focus of non-audit services.
- *Financial Reporting and Controls*—The Committee shall review and assess key financial statement issues and risks, their impact or potential impact on reported financial information, the processes used by management to address such matters, related auditor views and the basis for audit conclusions. The Committee shall also confer with internal auditors (or other personnel responsible for the internal audit function) and external auditors regarding the scope, adequacy and effectiveness of internal accounting and financial reporting controls in effect.
- *Risk Management*—The Committee shall periodically review and assess the Company's risk management policies that relate to the financial control environment and financial reporting, and discuss with management the Company's major financial risk exposures and steps being taken to monitor and control such exposures.
- *Auditor Recommendations and Related Matters*—The Committee shall discuss with the external auditors the results of the annual audit, including the external auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, the nature of significant risks and exposures, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the external auditors under GAAP and the Sarbanes-Oxley Act. In connection with this discussion, the Committee shall also evaluate the cooperation received by the external auditors during their audit examination, including any restrictions on the scope of their activities or access to required records, data and information. The Committee shall discuss with the outside auditor any problems or difficulties the outside auditor may have encountered during the course of the audit work, including any restrictions on the scope of activities or access to required information or any disagreements with management, whether or not those disagreements were resolved to the satisfaction of the outside auditor. The Committee shall obtain from the outside auditor assurances that Section 10A of the Securities and Exchange Act of 1934, as amended, has not been implicated. The Committee shall review and assess important internal auditor (or other personnel responsible for the internal audit function) and external auditor recommendations on financial reporting, controls, other matters and management's response.

- *Off-Balance Sheet Arrangements; Affiliated Party Transactions*—The Committee shall review and discuss with management and the outside auditor: (i) any material off-balance sheet arrangements or other material financial arrangements of the Company that do not appear on the financial statements of the Company, and whether the Company's annual and interim financial reports contain appropriate disclosure regarding such arrangements; and (ii) any transactions with parties related to or affiliated with the Company which are material in size or involve terms different from those reasonably likely to be negotiated with independent third parties and which transactions are relevant to the understanding of the Company's financial statements.

- *Changes in Accounting Principles*—The Committee shall review and discuss with the external auditors any changes in important accounting principles and the application thereof in both annual and interim financial reports.

- *Required Communications*—The Committee shall receive and review all required communications from the external auditors. The Committee shall establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, and the confidential or anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

- *External Auditor Independence*—The Committee shall review and assess, on an annual basis, the independence of the external auditors, including an analysis of all substantial professional non-audit services provided by the external auditors and the effect, if any, on such independence. The Committee shall ensure that:

  - the lead external audit partner that has primary responsibility for the audit, and the external audit partner responsible for reviewing the audit, will be prohibited from performing external audit services for the Company for more than five (5) consecutive years; and

  - an external accounting firm will be prohibited from performing any audit services if the chief executive officer, chief financial officer, chief accounting officer or controller of the Company was employed by that accounting firm and participated in any capacity in the audit of that the Company during the one-year period preceding the date of the initiation of the audit.

- *Proxy Statement Reports*—The Committee shall prepare any report, including any recommendation by the Board, required by the rules of the SEC to be included in the Company's annual proxy statement.

- *External Auditor Performance*—The Committee shall review and assess, on an annual basis, the performance of the external auditors and shall have the sole authority to select, retain or terminate the external auditors. The Committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditors (or to nominate the external auditor to be proposed for stockholder approval in any proxy statement).

- *Investigations*—The Committee, in its discretion, may conduct or authorize investigations into any matters within the scope of its responsibilities.

- *Hiring of Employees or Former Employees of External Auditors*—The Committee shall set policies and procedures for the hiring of employees or former employees of the Company's external auditors.

- *Annual Performance Evaluation*—The Committee shall perform an evaluation of its performance at least annually to determine whether it is functioning effectively.

- *Committee Charter*—The Committee shall review at least annually, or more frequently if it deems necessary, the Committee Charter and shall recommend any proposed changes for approval by the full Board.

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APPENDIX B

CATEGORICAL STANDARDS OF DIRECTOR INDEPENDENCE

If a director's relationship with LeapFrog falls within any of the following categorical standards, the director's relationship with LeapFrog, in and of itself, will not be deemed material.

1. The director is affiliated with or employed by a company, partnership or other entity that receives payments from LeapFrog for property or services which, in the current fiscal year, do not exceed the greater of (a) $1 million or (b) 2% of such other company's consolidated gross revenues; provided, that, solely for purposes of determining "audit committee independence," a director may not accept, directly or indirectly, a consulting, advisory or other compensatory fee from LeapFrog in any amount (other than Director's and committee fees and retainers).
2. The director is affiliated with or employed by a company, partnership or other entity that is a controlling stockholder of LeapFrog.
3. The director is an employee, officer or director of a foundation, university or other non-profit organization to which LeapFrog gives directly, or indirectly through the provision of property or services, in the current fiscal year, donations that do not exceed in the aggregate the greater of (a) $1 million or (b) 2% of such other organization's consolidated gross revenues.

Proxy

DIRECTORS

Steven B. Fink
Chairman
LeapFrog Enterprises, Inc.

Chief Executive Officer
Lawrence Investments, LLC

Paul A. Rioux
Vice Chairman
LeapFrog Enterprises, Inc.

Thomas J. Kalinske
Chief Executive Officer
LeapFrog Enterprises, Inc.

Stanley E. Maron
Senior Partner
Maron & Sandler

E. Stanton McKee
Retired EVP and Chief Financial and Administrative Officer
Electronic Arts Inc.

Jerome J. Perez
President
LeapFrog Enterprises, Inc.

Ralph R. Smith
Senior Vice President
Annie E. Casey Foundation

Caden Wang
Retired EVP and
Chief Financial Officer
LVMH Selective Retailing Group

CORPORATE OFFICERS

Thomas J. Kalinske
Chief Executive Officer

Jerome J. Perez
President

William B. Chiasson
Chief Financial Officer

Kathryn E. Olson
Chief Marketing Officer

Timothy M. Bender
President, Worldwide Consumer Group

Jessie Woolley-Wilson
President, SchoolHouse Division

Mark B. Flowers
EVP, Chief Technology Officer

L. James Marggraff
EVP, Worldwide Content

Madeline T. Schroeder
EVP, Product Development and Publishing

Michael J. Dodd
SVP, Supply Chain and Operations

Robert L. Moon
SVP, Chief Information Officer

Dawn M. Albery
VP, Controller and Principal Accounting Officer

Eileen VanEss
VP, Investor Relations and Treasurer

Peter M. O. Wong
VP, Legal Affairs and Corporate Secretary

INDEPENDENT AUDITORS

Ernst & Young LLP
San Francisco, California

TRANSFER AGENT AND REGISTRAR FOR CLASS A COMMON STOCK

Continental Stock Transfer & Trust Company
New York, New York

ANNUAL MEETING

The 2005 Annual Meeting of Stockholders will take place at 9:00 a.m. Pacific time on Wednesday, June 1, 2005 at the company's headquarters in Emeryville, California

INVESTOR RELATIONS

LeapFrog Enterprises welcomes inquiries from its stockholders and other interested investors. To obtain a copy of the company's recent SEC filings and other corporate information, please direct your request to our website at www.leapfrog.com or www.leapfroginvestor.com. You can also contact our investor relations department by sending e-mail to ir@leapfrog.com, calling (510) 420-5150 or writing to Investor Relations at LeapFrog Enterprises, 6401 Hollis Street, Suite 150, Emeryville, California 94608.

LeapFrog Enterprises, Inc.
6401 Hollis Street, Suite 150
Emeryville, CA 94608-1070

510-420-5000
www.leapfrog.com









© 2003 VIACOM INTERNATIONAL INC.
Created by Stephen Hillenburg